UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

_____

BANK OF THE JAMES FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
Commission file number 001-35402

Virginia	**20-0500300**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
828 Main Street, Lynchburg, VA	**24504**
(Address of Principal Executive Offices)	(Zip Code)

(434) 846-2000
(Issuer's telephone number, including area code)
Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock, $2.14 par value	BOTJ	The NASDAQ Capital Markets

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). ☐Yes ☑ No

The aggregate value of the voting common equity held by nonaffiliates as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $43,312,040 based on the price at which the common stock last traded on such day. This price reflects inter-dealer prices without retail mark up, mark down, or commissions, and may not represent actual transactions.

The number of shares outstanding of Common Stock, $2.14 par value as of March 26, 2025 was approximately 4,543,338.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2025 Proxy Statement to be used in conjunction with the Annual Meeting of Shareholders, scheduled to be held on May 20, 2025, are incorporated by reference into Part III of this Form 10-K

PART I

Item 1.   Business

General

Bank of the James Financial Group, Inc. ("Financial" or the "Company") is a bank holding company with its headquarters in Lynchburg, Virginia. Financial was incorporated at the direction of Bank of the James (the "Bank" or "Bank of the James") on October 3, 2003 to serve as a bank holding company of the Bank. Financial acquired all of the shares of the Bank in a statutory share exchange on a one-for-one basis on January 1, 2004.

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1998 and began banking operations in July 1999. The Bank was organized to engage in general retail and commercial banking business.

The Bank's principal office is located at 828 Main Street, Lynchburg, Virginia 24504 and its telephone number is (434) 846-2000. The Bank also maintains a website at www.bankofthejames.bank.

Financial conducts three principal activities: (1) general retail and commercial banking through Bank of the James; (2) mortgage brokerage services through Bank of the James Mortgage, a division of the Bank (the "Mortgage Division"); and (3) investment advisory (sometimes referred to as wealth management) services through its wholly-owned subsidiary, Pettyjohn, Wood & White, Inc. ("PWW").

In addition, Financial provides securities brokerage and other investment services through BOTJ Investment, a division of the Bank, and acts as an agent for insurance and annuity products through BOTJ Insurance, Inc., a wholly-owned subsidiary of the Bank. The operating results of these activities have not materially impacted our financial performance and are not considered principal activities of Financial.

The Bank, BOTJ Insurance, BOTJ Investment Group, Inc., a non-operating subsidiary, and PWW are our only subsidiaries and primary assets.

Products and Services

Retail and Commercial Banking

The Bank currently conducts business within Virginia from 19 full-service offices, two limited service offices, and two residential mortgage loan production office. The location of and services provided by each of our facilities is described in "Item 2. Properties" in this Form 10-K. The Bank established a mortgage loan origination division that conducts business under the name "Bank of the James Mortgage, a Division of Bank of the James" (the "Mortgage Division"). The Mortgage Division conducts business primarily from the division's main office located in the Forest branch of the Bank and has opened several satellite offices throughout our market area.

In addition, the Bank expanded into Charlottesville in 2013 (opening a full-service branch in 2015), Harrisonburg in 2014 (opening a full-service branch in 2015), Appomattox in 2016 (opening a permanent full-service branch in 2017), Roanoke in 2013 (opening a permanent full-service branch in 2017), Blacksburg in 2018 (opening a mortgage origination office), Lexington in 2019 with a full-service branch, Rustburg in 2019 with a full-service branch, Buchanan in 2024 with a full-service branch, and Nellysford in 2024 (operating a temporary branch that we will replace with a full-service branch in the third quarter 2025). Our recent geographic expansions into surrounding markets such as Charlottesville, Roanoke, and Harrisonburg reflect our strategic initiative to diversify our geographic concentration, enhance growth opportunities, and mitigate economic risk inherent in our primary market.

Deposit Services. Deposits are a major source of our funding. The Bank offers a full range of deposit services that are typically available in most banks and other financial institutions including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market areas and offered at rates competitive with other financial institutions in those areas. In addition, the Bank offers its customers Individual Retirement Accounts (IRAs) and Health Care Savings Accounts (HSAs). All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount allowed by law (generally, $250,000 per depositor, subject to aggregation rules). The Bank solicits such accounts from individuals, businesses, associations and organizations, and governmental authorities.

Lending Services. The Bank offers a full range of short- to medium-term commercial and consumer loans. Our primary focus is on making loans to small and medium-sized businesses and consumers in the Region 2000 area—which includes Lynchburg, Amherst, Bedford, and Campbell—as well as in Charlottesville, Harrisonburg, Roanoke, Appomattox, Lexington, Blacksburg, Nellysford, and Buchanan. In addition, we also provide a wide range of real estate finance services. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. Additionally, the Bank originates fixed and floating-rate mortgage loans and real estate construction and acquisition loans. Where appropriate, the Bank attempts to limit interest rate risk through the use of variable interest rates and terms of less than five years.

In general, the Bank offers the following lending services in our market areas:

- Commercial Business Lending. We make loans to small- and medium-sized businesses for purposes such as purchases of equipment, facilities upgrades, inventory acquisition and various working capital purposes.
- Real Estate Construction. We make commercial and residential construction and development loans.
- Commercial Real Estate Mortgage. We make loans to borrowers secured by commercial real estate. In underwriting these types of loans we consider the historic and projected future cash flows of the real estate.
- Residential Mortgage. We originate conforming and non-conforming closed-end residential mortgages. These loans are secured by liens on 1 to 4 family properties. We typically sell the conventional mortgage loans to correspondent financial institutions.
- Consumer. We offer various types of secured and unsecured consumer loans, including personal loans, lines of credit, overdraft lines of credit, automobile loans, installment loans, demand loans, and home equity loans. We make consumer loans primarily for personal, family or household purposes.

We sell loan participations when a loan we originated exceeds our legal lending limit or when we choose to share risk with another bank. We also purchase loan participations from time to time from other banks in the ordinary course of business. Our loan participations are without recourse against the originating bank. Purchased loan participations are underwritten in accordance with our loan policy and represent a source of loan growth.

Other Banking Services. Other services offered by the Bank include safe deposit boxes, traveler's checks, direct deposit of payroll and social security checks, automatic drafts for various accounts, treasury management services and credit card merchant services. The Bank also is associated with a shared network of automated teller machines (ATMs) that may be used by Bank customers throughout Virginia, the United States, and internationally.

The Bank intends to introduce new products and services desired by the public and as permitted by the regulatory authorities. The Bank remains committed to leveraging new technologies to meet evolving customer needs. The Bank provides its customers with access to the latest technological products, such as telephone banking and internet banking, including online bill pay. This service allows customers to handle routine transactions using a standard touch tone telephone or cell phone, applications for mobile devices, and via the internet at the Bank's website.

Mortgage Banking. The Bank, through the Mortgage Division, originates conforming and non-conforming home mortgages primarily in the Region 2000 area. Since 2013, we have operated the Mortgage Division using hybrid correspondent relationships that allow the Bank to close loans in its name before an investor purchases the loan. By using the Bank's funds to close the loan (as compared to a broker relationship in which loans are funded by the purchaser of the mortgage), the Bank is able to obtain better pricing due to the slight increase in risk. Management believes that there is acceptable risk associated with this arrangement.

Investment Advisory Services. We provide investment advisory services through Financial's wholly-owned subsidiary, Pettyjohn, Wood & White, Inc. ("PWW"), a Lynchburg, Virginia-based investment advisor registered with the Securities and Exchange Commission. Financial purchased the issued and outstanding shares of PWW on December 31, 2021. PWW generates revenue primarily through investment advisory fees.

Other Activities

We provide brokerage and investment services through the Bank's Investment division ("Investment Division"). The Investment Division provides securities brokerage services to Bank customers and others through an agreement with Osaic Institutions, Inc. ("Osaic"), a registered broker-dealer. Under our agreement, Osaic operates a service center at the main office located at 828 Main Street, Lynchburg, Virginia. To date the operating results of the Investment Division have not materially impacted our financial performance.

We provide insurance and annuity products through BOTJ Insurance as an agent for national insurance companies. As of the date hereof, we offer the following insurance products: life insurance, fixed annuities, and disability insurance. We began providing these services in September 2008. To date, the operating results of BOTJ Insurance have not materially impacted our financial performance.

Employees

As of March 5, 2025, we had approximately 175 employees, 162 of which are full-time and 13 of which are part-time. None of our employees are represented by any collective bargaining agreements, and relations with employees are considered excellent. We maintain employee benefit programs that include health insurance, a health savings account, a 401(k) plan, and an employee stock purchase plan.

Location and Market Area

The Bank's market area primarily consists of Region 2000, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the Town of Bedford, Bedford County, Campbell County, and the City of Lynchburg. Region 2000 supports a diverse, well-rounded economy. U.S. Routes 29, 60, 221, 460 and 501 and State Routes 24 and 40 all pass through our market area and provide efficient access to other regions of the state. Regional airport and rail service provide additional transportation channels.

Total population in the market area equals approximately 267,000. According to publicly available information, the current populations of the localities in the Region 2000 market area were approximately as follows: City of Lynchburg – 82,000; Amherst County – 32,000; Appomattox County – 15,000; Bedford County (including the Town of Bedford) – 79,000; Campbell County (including the Town of Altavista) – 55,000. The area is serviced by one daily newspaper and a number of radio and television stations providing diverse media outlets. Median family income in Region 2000 has risen over the past ten years.

Region 2000 has a broad range of services, light industry, and manufacturing plants. Principal service, industrial, research and development employers include: BWX Technologies, Inc. (nuclear fuel); Framatome (nuclear services); Centra Health, Inc. (health care services); Southern Air, Inc. (mechanical and HVAC contractors); Shentel (telecommunications services); Frito-Lay, Inc. (snack foods); U.S. Pipe (ductile iron pipe); as well as six colleges and universities including Randolph College, Sweet Briar College, Liberty University, and the University of Lynchburg.

Our recent expansion has taken us north into Charlottesville (north of Region 2000), west into Roanoke, and northwest into Harrisonburg, Lexington, Buchanan, and Nellysford. We have also grown east into Appomattox, southwest into Blacksburg, and south into Rustburg. Even with this expansion outside of Region 2000, the Bank continues to consider its primary market to be Region 2000.

SUPERVISION AND REGULATION OF THE COMPANY

General

Financial, as a bank holding company, and the Bank, as a state-chartered bank, are subject to extensive federal and state laws and regulations. These laws and regulations impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. The following briefly summarizes the more significant provisions of applicable federal and state laws, certain regulations and the potential impact of such provisions on Financial and the Bank. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. No assurance can be given that these statutes or regulations will not change.

Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Regulation of Financial

General. Financial is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing with the Securities and Exchange Commission (the "SEC") of annual, quarterly and other reports on the financial condition and performance of the organization. Financial is directly affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the "SOx Act"), and the related rules and regulations. The SOx Act includes provisions that, among other things, require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to the accuracy and compliance with law, additional disclosure requirements and corporate governance and other related rules. Although we are not required to receive an opinion from our external auditors regarding our internal controls over financial reporting under section 404 of the SOx Act because of our status as a smaller reporting company, our management's report on internal control over financial reporting is set forth in Item 9A herein. Financial has expended considerable time and money in complying with the SOx Act and expects to continue to incur additional expenses in the future.

Bank Holding Company Act. As a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), Financial is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Financial is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the BHCA.

The Federal Reserve Board requires a bank holding company to act as a source of financial and managerial strength and to take measures to preserve and protect its bank subsidiaries. Financial would be compelled by the Federal Reserve Board to invest additional capital in the event the Bank experiences either significant credit losses or rapid growth of loans or deposits.

The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. The BHCA, and other applicable laws and regulations, generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Pursuant to the BHCA, the FRB has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the FRB has reasonable grounds to believe that continuation of such activity or ownership constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

The FRB also has the authority to examine the Company and its subsidiaries, as well as any arrangements between the Company and its subsidiaries, with the cost of any such examinations to be borne by the Company. Banking subsidiaries of bank holding companies are also subject to certain restrictions imposed by federal law in dealings with their holding companies and other affiliates.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act (the "GLB Act") which was effective March 11, 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration that the bank holding company wishes to become a financial holding company if each of its subsidiary banks (i) is well-capitalized under regulatory prompt corrective action provisions, (ii) is well managed, and (iii) has at least a satisfactory rating under the Community Reinvestment Act ("CRA"). No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The GLB Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. Subsidiary banks of a financial holding company must continue to be well-capitalized and well-managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

As discussed in more detail below under "*Confidentiality and Required Disclosure of Consumer Information,*" the GLB Act also imposes customer privacy requirements on financial institutions.

The cumulative effect of the GLB Act and other recent bank legislation has caused us to strengthen our staff to handle the procedures required by this additional regulation. The increased staff and operational costs have impacted our profitability. Although the above laws may have a significant impact on the banking industry by promoting, among other things, competition, it is not possible for the management of the Bank to determine, with any degree of certainty, the impact of such laws on the Bank.

Limits on the Payment of Dividends. Financial is a legal entity, separate and distinct from the Bank. Financial currently does not have any significant sources of revenue other than cash dividends paid to it by the Bank and PWW. Both Financial and the Bank are subject to laws and regulations that limit the payment of cash dividends, including requirements to maintain capital at or above regulatory minimums. As a bank that is a member of the Federal Reserve System ("state member bank"), the Bank must obtain prior written approval for any cash dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the Federal Deposit Insurance Act (FDIA) prohibits insured depository institutions such as the Bank from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. In addition, the Federal Reserve is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe and unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe and unsound banking practice. The Federal Reserve has indicated that banking organizations generally pay dividends only out of current operating earnings. In addition, under Virginia law, no dividend may be declared or paid out of a Virginia bank's paid-in capital. The Bank may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure the Bank's financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Reform Act") was signed into law. The Dodd-Frank Reform Act represents a significant overhaul of many aspects of the regulation of the financial services industry, although many of its provisions (e.g., the interchange and trust preferred capital limitations) apply to companies that are significantly larger than Financial. The Dodd-Frank Reform Act directs applicable regulatory authorities to promulgate regulations implementing its provisions, and its effect on Financial and on the financial services industry as a whole will be clarified as those regulations are issued. Major elements of the Dodd-Frank Reform Act include:

- The Dodd-Frank Reform Act changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminated the ceiling on the size of the Deposit Insurance Fund (DIF) and increased the floor applicable to the size of the DIF. The Dodd-Frank Act also made permanent the $250,000 limit for federal deposit insurance and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.
- The Dodd-Frank Reform Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.
- The Dodd-Frank Reform Act required new disclosure relating to executive compensation and corporate governance.
- The Dodd-Frank Reform Act implemented amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations.
- The Dodd-Frank Reform Act established the Financial Stability Oversight Council, which will be responsible for identifying and monitoring systemic risks posed by financial firms, activities, and practices.
- The Dodd-Frank Reform Act amended the Electronic Fund Transfer Act (EFTA) to, among other things, require that debit card interchange fees must be reasonable and proportional to the actual cost incurred by the issuer with respect to the transaction. In June 2011, the Federal Reserve Board adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements additional fraud-prevention standards. Although issuers that have assets of less than $10 billion are exempt from the Federal Reserve Board's regulations that set maximum interchange fees, these regulations are expected to significantly affect the interchange fees that financial institutions with less than $10 billion in assets are able to collect.
- The Dodd-Frank Reform Act eliminated (over time) the inclusion of trust preferred securities as a permitted element of Tier 1 capital.
- The Dodd-Frank Reform Act created a special regime to allow for the orderly liquidation of systemically important financial companies, including the establishment of an orderly liquidation fund.
- The Dodd-Frank Reform Act requires the development of regulations to address derivatives markets, including clearing and exchange trading requirements and a framework for regulating derivatives-market participants.

- The Dodd-Frank Reform Act enhanced supervision of credit rating agencies through the Office of Credit Ratings within the SEC.
- The Dodd-Frank Reform Act established the Consumer Financial Protection Bureau, within the Federal Reserve, to serve as a dedicated consumer-protection regulatory body. The Consumer Financial Protection Bureau is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, small institutions. As a smaller institution, most consumer protection aspects of the Dodd-Frank Reform Act will continue to be overseen by the Federal Reserve.
- The Dodd-Frank Act allows banks to engage in de novo interstate branching, a practice that was previously significantly limited.

Many aspects of the Dodd-Frank Reform Act are subject to rulemaking by numerous federal agencies to implement various parts of the legislation. While many rules have been finalized or issued in proposed form, additional rules have yet to be proposed or finalized. While it is not possible at this time to predict when all such additional rules will be issued or finalized, and what the content of such rules will be, Financial continues to evaluate the potential impact of the Dodd-Frank Reform Act.

Incentive Compensation

In June 2010, the Federal Reserve, the Office of the Comptroller of the Currency ("OCC") and the FDIC issued comprehensive final guidance on incentive compensation intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Financial, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Reform Act requires the SEC and the federal bank regulatory agencies to establish joint regulations or guidelines that require financial institutions with assets of at least $1 billion to disclose the structure of their incentive compensation practices and prohibit such institutions from maintaining compensation arrangements that encourage inappropriate risk-taking by providing excessive compensation or that could lead to material financial loss to the financial institution.

The Regulatory Relief Act

The Regulatory Relief Act was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While it maintains the majority of the regulatory structure established by the Dodd-Frank Act, the Regulatory Relief Act amends certain aspects for small depository institutions with less than $10 billion in assets, such as the Bank. Sections in the Regulatory Relief Act address access to mortgage credit; consumer access to credit; protections for veterans, consumers, and homeowners; rules for certain bank or financial holding companies; capital access; and protections for student borrowers. Financial and the Bank will focus on the implementing rules and guidance for the various provisions in each section of the Regulatory Relief Act that impact their operations and activities.

Pursuant to the Regulatory Relief Act, on September 17, 2019, the federal banking agencies adopted a final rule regarding a community bank leverage ratio. Under the final rule, which was effective on January 1, 2021, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio (equal to Tier 1 capital divided by average total consolidated assets) of greater than 9 percent, will be eligible to opt into the community bank leverage ratio framework (qualifying community banking organizations). Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than 9 percent will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The Regulatory Relief Act also expands the universe of holding companies that are permitted to rely on the "Small Bank Holding Company and Savings and Loan Holding Company Policy Statement." The asset size of a qualifying holding company was increased from $1 billion to $3 billion on August 30, 2018, thus excluding holding companies in this category from consolidated capital requirements. However, subsidiary depository institutions continue to be subject to minimum capital requirements.

Further, the Regulatory Relief Act decreased the burden for community banks in regards to call reports, the Volcker Rule (which generally restricts banks from engaging in certain investment activities and limits involvement with hedge funds and private equity firms), mortgage disclosures, and risk weights for some high-risk commercial real estate loans. On December 28, 2018, the federal banking agencies issued a final rule increasing the asset threshold to qualify for an 18-month examination cycle from $1 billion to $3 billion for qualifying institutions that are well capitalized, well managed and meet certain other requirements.

Any number of the provisions of the Regulatory Relief Act may have the effect of increasing our expenses, decreasing our revenues, or changing the activities in which we choose to engage. The environment in which banking organizations operate, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the profitability of banking organizations that cannot now be foreseen.

It is difficult at this time to determine the direct impact of the Regulatory Relief Act on Financial or the Bank. Implementing rules and regulations are required and many have not yet been written or finalized.

Regulation of the Bank

The Bank is a Virginia chartered commercial bank and a state member bank. The Bank's deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC up to the maximum legal limits of the FDIC and it is subject to regulation, supervision and regular examination by the Virginia Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

General. As a state-chartered commercial bank, the Bank and its subsidiaries are subject to regulation, supervision and examination by the Federal Reserve and the Virginia State Corporation Commission's Bureau of Financial Institutions (the "BFI"). As such, the Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and the Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices.

The earnings of the Bank are affected by general economic conditions, management policies and the legislative and governmental actions of the various regulatory authorities, including those referred to above.

FDIC Insurance Premiums. The FDIC's DIF provides insurance coverage for certain deposits, which insurance is funded through assessments on banks, like the Bank. Pursuant to the Dodd-Frank Act, the amount of deposit insurance coverage for deposits increased to $250,000 per depositor, subject to aggregation rules. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the FDIC has established 2.0% as the designated reserve ratio (the "DRR"), that is, the ratio of the DIF to insured deposits. The Dodd-Frank Act directs the FDIC to amend its assessment regulations so that future assessments will generally be based upon a depository institution's average total consolidated assets minus the average tangible equity of the insured depository institution during the assessment period, whereas assessments were previously based on the amount of an institution's insured deposits. The minimum DIF rate has increased from 1.15% to 1.35%, and the cost of the increase will be borne by depository institutions with assets of $10 billion or more. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease assessment rates, following notice-and-comment rule making if required.

The Bank incurred $441,000 and $419,000 in FDIC assessments in 2024 and 2023, respectively. Future increases in FDIC insurance premiums may negatively impact the Bank's profitability.

After giving primary regulators an opportunity to first take action, FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance.

Capital Requirements. On June 7, 2012, the Federal Reserve issued a series of proposed rules that would revise and strengthen its risk-based and leverage capital requirements and its method for calculating risk-weighted assets. The rules were proposed to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Reform Act. On July 2, 2013, the Federal Reserve approved certain revisions to the proposals and finalized new capital requirements for banking organizations.

Effective January 1, 2015, the final rules require the Bank to comply with the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets; (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the previous requirement); and (iv) a leverage ratio of 4.0% of total assets. A capital conservation buffer requirement was phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

Since January 1, 2019, the rules have required the Bank to maintain the following minimum capital ratios: (i) Common Equity Tier 1 (CET1) capital ratio of at least 4.5% plus a capital conservation buffer of 2.5%, resulting in an effective CET1 minimum ratio of 7.0%; (ii) Tier 1 capital ratio of at least 6.0% plus the capital conservation buffer, resulting in an effective minimum Tier 1 ratio of 8.5%; (iii) Total capital ratio of at least 8.0% plus the capital conservation buffer, resulting in an effective total capital ratio of 10.5%; and (iv) Leverage ratio (Tier 1 capital to average consolidated total assets) of at least 4.0%. With respect to the Bank, the rules also revised the 'prompt corrective action' (PCA) regulations pursuant to Section 38 of the FDIA, which establish thresholds that determine regulatory responses if capital levels decline. Under the revised PCA rules, the Bank must maintain the following ratios to be considered 'well capitalized': (i) CET1 ratio of at least 6.5%; (ii) Tier 1 capital ratio of at least 8.0%; (iii) Total capital ratio of at least 10.0%; and (iv) Tier 1 leverage ratio of at least 5.0%.

The Basel III capital rules modified asset risk-weightings to better reflect actual credit and market risks, including:

- Increasing the risk weight for certain high-volatility commercial real estate (HVCRE) acquisition, development, and construction loans from 100% to 150%.
- Assigning a 150% risk weight (previously 100%) to nonresidential mortgage loans that are 90 days past due or on non-accrual status.
- Applying a 20% credit conversion factor (previously 0%) for commitments with original maturities of one year or less that are not unconditionally cancellable.
- Increasing the risk weight for mortgage servicing rights and deferred tax assets not deducted from capital from 100% to 250%.
- Introducing increased risk weights ranging from 0% up to 600% for certain equity exposures.

As discussed above under "*Supervision and Regulation - The Regulatory Relief Act*," recently enacted legislation directed the federal bank regulatory agencies to develop a "Community Bank Leverage Ratio," calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. On September 17, 2019, pursuant to the Regulatory Relief Act, the federal banking agencies adopted a final rule setting a community bank leverage ratio of 9%. If a "qualified community bank," generally a depository institution or depository institution holding company with consolidated assets of less than $10 billion, has a leverage ratio which exceeds the Community Bank Leverage Ratio, then such bank will be considered to have met all generally applicable leverage and risk based capital requirements; the capital ratio requirements for "well capitalized" status under Section 38 of the FDIA, and any other leverage or capital requirements to which it is subject. Although eligible, as of December 31, 2024, the Bank has not elected to use the Community Bank Leverage Ratio framework.

The asset size of a qualifying holding company was increased from $1 billion to $3 billion on August 30, 2018, thus excluding holding companies in this category from consolidated capital requirements.

Because total assets on a consolidated basis are less than $3 billion, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Although the Company's subsidiary depository institution continues to be subject to minimum capital requirement, it is unlikely that the Company will be required to comply with the consolidated capital rules until well into the future.

Transactions with Affiliates. The Bank is subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W issued by the Federal Reserve Board. These provisions limit the extent to which the Bank can lend or extend credit to, invest in, or engage in certain other transactions with its affiliates (entities controlled by or under common control with the Bank), as well as transactions involving third parties secured by securities or obligations of affiliates. Specifically, these regulations limit transactions with any individual affiliate to no more than 10% of the Bank's capital and surplus and limit the aggregate amount of all affiliate transactions to no more than 20% of capital and surplus. Extensions of credit to affiliates must be secured by qualifying collateral, and purchases of low-quality assets from affiliates are generally prohibited. Additionally, transactions with affiliates must be conducted on terms at least as favorable as comparable transactions with non-affiliated parties, or, in the absence of comparable transactions, under terms and conditions, including credit standards, that would apply to non-affiliates.

Loans to Insiders. The Bank is subject to restrictions on loans to insiders under Section 22(h) of the Federal Reserve Act and Regulation O issued by the Federal Reserve Board. Regulation O limits loans to executive officers, directors, and principal stockholders (persons owning more than 10% of the Bank's voting shares), and their related interests, to amounts not exceeding the loans-to-one-borrower limit applicable to national banks (generally 15% of unimpaired capital and surplus). Total loans to all insiders collectively must not exceed the Bank's unimpaired capital and surplus.

Regulation O also requires prior approval by a majority of the Bank's board of directors (excluding any interested director) for any loan to an insider exceeding the greater of $25,000 or 5% of the Bank's capital and surplus, with a maximum approval threshold of $500,000. Additionally, loans to insiders must be made on terms substantially similar to those offered to unrelated parties, except when made under widely available employee benefit programs that do not favor insiders. Regulation O also restricts the Bank from paying overdrafts in excess of $1,000 incurred by directors or executive officers unless pursuant to a pre-authorized credit or transfer plan.

As of December 31, 2024, all loans and extensions of credit to executive officers, directors, principal stockholders, and their affiliated interests comply with Sections 23A and 23B of the Federal Reserve Act, Regulation W, Section 22(h), and Regulation O.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions, federal banking agencies – including the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency or the Office of Thrift Supervision - evaluate an institutions performance in meeting the credit needs of its local communities, particularly low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not impose specific lending quotas or programs nor restrict an institution's discretion in developing products and services suitable to its communities..

An institution's CRA activities are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility, as well as determining whether the institution will be permitted to exercise certain of the powers allowed by the GLB Act. The CRA also requires all institutions to make public disclosure of their CRA ratings.

As of its most recent CRA evaluation, the Bank received a rating of "Satisfactory."

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2024, the Bank was considered "well-capitalized."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions, including the filing of misleading or untimely reports with regulatory authorities, may provide the basis for enforcement action.

Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a banking organization's board of directors. This guidance, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish appropriate security controls and to ensure that their risk management processes address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution's operations after a cyberattack. If we fail to meet the expectations set forth in such regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal bank regulatory agencies issued a final rule to improve the sharing of information about cyber incidents that may affect the U.S. banking system. The rule, which became effective on May 1, 2022, requires a banking organization to notify its primary federal regulator within 36 hours of determining that a "computer-security incident" has materially affected - or is reasonably likely to materially affect - the viability of the banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. In addition, the rule requires a bank service provider to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect banking organization customers for four or more hours.

Confidentiality and Required Disclosures of Consumer Information. The Bank is subject to various laws and regulations that address the privacy of nonpublic personal financial information of consumers. The Gramm-Leach-Bliley Act and certain regulations issued thereunder protect against the transfer and use by financial institutions of consumer nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.

In August, 2018, the CFPB published its final rule to update Regulation P pursuant to the amended GLB Act. Under this rule, certain qualifying financial institutions are not required to provide annual privacy notices to customers. To qualify, a financial institution must not share nonpublic personal information about customers except as described in certain statutory exceptions which do not trigger a customer's statutory opt-out. In addition, the financial institution must not have changed its disclosure policies and practices from those disclosed in its most recent privacy notice. The rule sets forth timing requirements for delivery of annual privacy notices in the event that a financial institution that qualified for the annual notice exemption later changes its policies or practices in such a way that it no longer qualifies for the exemption.

The Bank is also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and imposes recordkeeping and reporting requirements. The USA Patriot Act facilitates information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, and requires financial institutions to establish anti-money laundering programs. The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. If the Bank finds a name of an "enemy" of the United States on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, file a suspicious activity report with the Treasury and notify the FBI.

Mortgage Banking Regulation. The Bank's Mortgage Division is subject to the rules and regulations by the Department of Housing and Urban Development ("HUD"), the Federal Housing Administration (the "FHA"), the Department of Veteran Affairs and state regulatory authorities with respect to originating, processing, servicing and selling mortgage loans.

Among other provisions, these rules and regulations, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features, and fix maximum interest rates and fees.

In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Home Ownership Equity Protection Act, and the regulations promulgated thereunder. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board **a**nd the Federal Open Market Committee (FOMC**)**, through their monetary policy decisions, exert considerable influence over commercial banks' operating results. These policy actions—including open market operations, adjustments to the federal funds target rate, changes in discount rates, and alterations in reserve requirements—are designed, among other purposes, to control inflation or stimulate economic activity.

The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. In particular, we are subject to risk from decisions of the FOMC to continue to increase the fed funds target rate. Such an increase could subject us to interest rate risk by, among other things, a) requiring us to increase the rates paid on deposit accounts; and b) further decreasing the value of certain assets, including our loans and investment securities. Conversely, while rate cuts by the FOMC would result in an increase in the value of our loans and investment securities, such cuts are likely to put pressure on our net interest margin.

While is it is not possible to fully predict the nature or impact of future changes in monetary and fiscal policies, we anticipate that rate decreases in 2025 could have a negative impact on our results of operations and/or financial condition.

Future Regulatory Uncertainty

Legislative and regulatory proposals regarding changes in banking, and the regulation of banks, federal savings institutions, and other financial institutions and bank and bank holding company powers are being considered by the executive branch of the federal government, Congress and various state governments. Certain of these proposals, if adopted, could significantly change the regulation or operations of banks and the financial services industry. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions.

The federal regulatory environment governing financial institutions evolves frequently, particularly in response to economic disruptions or institutional failures. The recent failures of several large regional banks in 2023—including Silicon Valley Bank, Signature Bank, and First Republic Bank—have led regulators, legislators, and commentators to advocate increased regulatory oversight of the banking sector. Potential regulatory responses under consideration include higher capital and liquidity standards, expanded supervisory stress testing beyond the largest systemic banks, and increased oversight of risk management practices.

Given the uncertain legislative environment and the ongoing regulatory response to these bank failures, we cannot reliably predict whether or how any such regulations or statutes will be adopted. Additional regulation, however, could materially impact our business by increasing operational costs, requiring additional capital, or limiting certain business activities or strategic flexibility. Although President Trump's administration has advocated for a reduction in regulations, including those impacting the banking industry, we anticipate that financial institutions, including ours, will remain subject to significant regulatory oversight and compliance obligations for the foreseeable future.

Regulation of PWW

PWW is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and as such, is supervised by the SEC. It is also subject to various other federal laws as well as licensing and/or registration requirements. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations.

Item 1A.   Risk Factors

RISK FACTORS

In addition to the other information included in this Annual Report on Form 10-K, the following risk factors should be carefully considered in connection with evaluating our business and any forward-looking statements contained herein. Our business, financial condition, results of operations and cash flows could be harmed by any of the risk factors described below, or other risks that have not been identified or which we believe are immaterial or unlikely. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our business, financial condition, operating results and cash flows could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS

Our profitability depends significantly on local economic conditions.

Our success depends primarily on the general economic conditions of the primary markets in Virginia in which we operate and where our loans are concentrated. Unlike nationwide banks that are more geographically diversified, the Company provides banking and financial services to customers primarily in the Lynchburg metropolitan statistical area ("MSA"). Lynchburg's MSA, which is often referred to as Region 2000, consists of approximately 2,122 square miles, and includes the City of Lynchburg and the Counties of Bedford, Campbell, Amherst and Appomattox. To a lesser extent, our lending market includes the Roanoke, Charlottesville and Harrisonburg MSAs. Our branches in localities outside of Region 2000 have a short operating history. As of December 2024, the Lynchburg MSA had an unemployment rate (not seasonally adjusted) of 2.9%, as compared to a statewide average unemployment rate of 3.0%.

The local economic conditions in these areas have a significant impact on the Company's commercial and industrial, real estate and construction loans, the ability of its borrowers to repay their loans and the value of the collateral securing these loans. In addition, if the population or income growth in the Company's market areas is slower than projected, income levels, deposits and housing starts could be adversely affected and could result in a reduction of the Company's expansion, growth and profitability. If the Company's market areas experience a downturn or a recession for a prolonged period of time, the Company could experience significant increases in nonperforming loans, which could lead to operating losses, impaired liquidity and eroding capital. A significant decline in general economic conditions, caused by inflation, recession, pandemics, acts of terrorism, outbreaks of hostilities or other international or domestic calamities, unemployment, monetary and fiscal policies of the federal government or other factors could impact these local economic conditions and could negatively affect the Company's financial condition, results of operations and cash flows.

The Company's business, financial condition, liquidity and results of operations may be, adversely affected by future public health emergencies.

Although the COVID-19 pandemic has largely subsided and current trends do not indicate a resurgence, our business, financial condition, liquidity, and results of operations could still be adversely affected by any future public health emergencies or pandemics.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A substantial majority of our loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. Because most of our loans are concentrated in the Region 2000 area in and surrounding the City of Lynchburg, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. A weakening of the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Additionally, acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Our loan portfolio contains a number of real estate loans with relatively large balances.

A significant portion of our total loan portfolio contains real estate loans with balances in excess of $1,000,000. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, which could result in a net loss of earnings, an increase in the provision for credit losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Commercial real estate loans increase our exposure to credit risk.

A majority of our loan portfolio is secured by commercial real estate. Loans secured by commercial real estate are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers, the accuracy of the estimate of the property's value at completion of construction and the estimated cost of construction. An adverse development with respect to one lending relationship can expose us to a significantly greater risk of loss as compared with a single-family residential mortgage loan because we typically have more than one loan with such borrowers. Additionally, these loans typically involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. These loans represent higher risk and could result in a sharp increase in loans charged-off and could require us to significantly increase our allowance for credit losses, which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

A percentage of the loans in our portfolio currently include exceptions to our loan policies and supervisory guidelines.

All of the loans that we make are subject to written loan policies adopted by our board of directors and to supervisory guidelines imposed by our regulators. Our loan policies are designed to reduce the risks associated with the loans that we make by requiring our loan officers to take certain steps that vary depending on the type and amount of the loan, prior to closing a loan. These steps include, among other things, making sure the proper liens are documented and perfected on property securing a loan, and requiring proof of adequate insurance coverage on property securing loans. Loans that do not fully comply with our loan policies are known as "exceptions." We categorize exceptions as policy exceptions, financial statement exceptions and document exceptions. As a result of these exceptions, such loans may have a higher risk of loan loss than the other loans in our portfolio that fully comply with our loan policies. In addition, we may be subject to regulatory action by federal or state banking authorities if they believe the number of exceptions in our loan portfolio represents an unsafe banking practice.

As a community bank, we have different lending risks than larger banks. We provide services to individuals and small to medium-sized businesses in our local markets who may have fewer financial resources to weather a downturn in the economy.

Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, professionals and individuals, which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories. For instance, small to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, have fewer financial resources in terms of capital or borrowing capacity than larger entities, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower's ability to repay a loan. In addition, the success of a small to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact the Company's market areas could cause the Company to incur substantial credit losses that could negatively affect the Company's results of operations and financial condition.

We depend on the accuracy and completeness of information about clients and counterparties, and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify as a matter of course. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer's audited financial statements conform with U.S. Generally Accepted Accounting Principles ("GAAP") and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

If we suffer credit losses from a decline in credit quality, our earnings will decrease.

We could sustain losses if borrowers, guarantors or related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and policies, including the establishment and review of the allowance for credit losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

These policies and procedures necessarily rely on our making various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for credit losses may not be sufficient to cover probable incurred losses in our loan portfolio, resulting in additions to our allowance. Any future additions to our allowance could materially decrease our net income.

In addition, the Federal Reserve Bank of Richmond and the Virginia Bureau of Financial Institutions (the "BFI") periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as required by regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Our allowance may not be adequate to cover actual credit losses.

A significant source of risk arises from the possibility that we could sustain losses due to loan defaults and nonperformance on loans. We maintain an allowance for credit losses in accordance with GAAP to provide for such defaults and other nonperformance. As of December 31, 2024, our allowance as a percentage of total loans was 1.22% and our allowance as a percentage of nonperforming loans was 1,895%. The determination of the appropriate level of allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, many of which are beyond our control. In addition, our underwriting policies, adherence to credit monitoring processes and risk management systems and controls may not prevent unexpected losses. Our allowance may not be adequate to cover actual credit losses. Moreover, any increase in our allowance will adversely affect our earnings by decreasing our net income.

We adopted the Current Expected Credit Losses (CECL) accounting standard on January 1, 2023. Prior to CECL, our allowance for credit losses generally considered only past events and current conditions. The CECL methodology requires a forward-looking methodology that reflects the expected credit losses over the lives of financial assets, starting when such assets are first originated or acquired. The CECL standard requires us to record, at the time of origination, the credit losses expected throughout the life of our loans, as opposed to the previous incurred-loss method, which recorded losses only when it was probable that a loss event had already occurred. CECL necessitates advanced modeling techniques, significant reliance on assumptions, and historical data that may not always accurately forecast future losses. Implementation of CECL can result in greater volatility in the allowance for credit losses, influenced by various factors and assumptions in our modeling process, such as forecasted economic conditions and loan repayment behavior. Increases in our allowance for credit losses or additional expenses incurred to determine the allowance can adversely affect our financial condition and operating results.

The markets for our deposit and lending products and services are highly competitive, and we face substantial competition.

The banking and financial services industry is highly competitive. We compete as a financial intermediary with other commercial banks, savings banks, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms soliciting business from residents of and businesses located in the Virginia localities where the Bank has a presence, surrounding areas and elsewhere. Many of these competing institutions have nationwide or regional operations and have greater resources than we have. We also face competition from local community institutions. Many of our competitors enjoy competitive advantages, including greater name recognition, financial resources, a wider geographic presence or more accessible branch office locations, the ability to offer additional services, greater marketing resources, more favorable pricing alternatives for loans and deposits and lower origination and operating costs. We are also subject to lower lending limits than our larger competitors. Our profitability depends upon our continued ability to successfully compete in our market areas. Increased deposit competition could increase our cost of funds and could adversely affect our ability to generate the funds necessary for our lending operations. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. Competition could result in a decrease in loans we originate and could negatively affect our ability to grow and our results of operations.

Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services.

We have increased and plan to continue to increase our levels of commercial and industrial loans. We may not be successful in continuing to penetrate this market segment, which has helped to drive some of our recent earnings.

A significant percentage of our loans are commercial and industrial loans. Although our portfolio of commercial and industrial loans has decreased during the past year, that category has generally increased over the past several years and we continue to focus on commercial and industrial loans.

While we intend to originate these types of loans in a manner that is consistent with safety and soundness, these non-residential loans generally expose us to greater risk of loss than one- to four-family residential mortgage loans, as repayment of such commercial and industrial loans generally depends, in large part, on the borrower's business to cover operating expenses and debt service. In addition, these types of loans typically involve larger loan balances to single borrowers or groups of related borrowers, as compared to one- to four-family residential mortgage loans. Changes in economic conditions that are beyond our or the borrower's control could adversely affect the value of the security for the loan, including the future cash flow of the affected business. As we increase our portfolio of these loans, we may experience higher levels of non-performing assets or credit losses, or both.

Our efforts to increase our levels of commercial and industrial loans may be impacted by increased interest rates, recession, or other adverse economic conditions.

Our plans for future expansion depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, or parts of those institutions, though we have no present plans in that regard. Expansion involves a number of risks, including, without limitation:

- the time and costs of evaluating new markets, hiring experienced local management and opening new offices;
- the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our entrance into new markets where we lack experience;
- the introduction of new products and services with which we have no prior experience into our business;
- failure to culturally integrate an acquisition target or new branches or failing to identify and select the optimal candidate for integration or expansion; and
- failure to identify and retain experienced key management members with local expertise and relationships in new markets.

We may acquire and hold other real estate owned (OREO) properties, which could lead to increased operating expenses and vulnerability to declines in the market value of real estate in our areas of operations.

From time-to-time, we foreclose upon and take title to the real estate serving as collateral for our loans as part of our business. If our OREO balance increases, management expects that our earnings will be negatively affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments and other expenses associated with property ownership. Also, at the time that we foreclose upon a loan and take possession of a property, we estimate the value of that property using third-party appraisals and opinions and internal judgments. OREO property is valued on our books at the estimated market value of the property, less the estimated costs to sell (or "fair value"). Upon foreclosure, a charge-off to the allowance for credit losses is recorded for any excess between the value of the asset on our books over its fair value. Thereafter, we periodically reassess our judgment of fair value based on updated appraisals or other factors, including, at times, at the request of our regulators. Any declines in our estimate of fair value for OREO will result in valuation adjustments, with a corresponding expense in our consolidated statements of income that is recorded under the line item for "Other real estate expenses." As a result, our results of operations are vulnerable to declines in the market for residential and commercial real estate in the areas in which we operate. The expenses associated with OREO and property write downs could have a material adverse effect on our results of operations and financial condition. Any increase in non-accrual loans may lead to increases in our OREO balance in the future.

Additional growth and regulatory requirements may require us to raise additional capital in the future, and capital may not be available when it is needed or may have unfavorable terms, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. While the boards of the Company and the Bank intend to take steps to ensure that the capital plan aligns with the Bank's strategic plan, that all material risks to the Bank are identified and measured and that capital limits are appropriate for the institution's risk profile, failure to successfully implement such steps could have a material adverse effect on our financial condition and results of operations. We may at some point need to raise additional capital to support any future significant growth. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we can make no assurances of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the teamwork and increased productivity fostered by our culture, which could harm our business.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters teamwork and increased productivity. As our organization grows and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success.

If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our success is, and is expected to remain, highly dependent on our executive management team. We are especially dependent on these executives as well as other key personnel because, as a community bank, we depend on our management team's ties to the community to generate business for us, and our executives have key expertise needed to implement our business strategy. Our executive management and other key personnel have not signed non-competition covenants.

Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our growth strategy and seriously harm our business, results of operations and financial condition.

Severe weather, natural disasters, acts of war or terrorism or other adverse external events could significantly impact our business.

Severe weather, natural disasters, acts of war or terrorism or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

As a community bank, our ability to maintain our reputation is critical to the success of our business, and our failure to do so may materially adversely affect our performance.

As a community bank, our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, acquisitions and actions taken or threatened by government regulators and community organizations in response to those activities. If our reputation is negatively affected by the actions of our employees or otherwise, there may be an adverse effect on our ability to keep and attract customers, and we might be exposed to litigation and regulatory action. Any of such events could harm our business, and, therefore, our operating results may be materially adversely affected. As a financial services company with a high profile in our market area, we are inherently exposed to this risk. While we take steps to minimize reputation risk in dealing with customers and other constituencies, we will continue to face additional challenges maintaining our reputation with respect to customers of the Bank in our current primary market area in Region 2000 and in establishing our reputation in new market areas.

Our decisions regarding how we manage our credit exposure may materially and adversely affect our business.

We manage our credit exposure through careful monitoring of lending relationships and loan concentrations in particular industries, and through loan approval and review procedures. The adequacy of our allowance for credit losses is crucial in monitoring credit exposure. While our board and senior management are continuing to improve the Bank's risk management framework and align the Bank's risk philosophy with its capital and strategic plans, failure to continue to improve such risk management framework could have a material adverse effect on our financial condition and results of operations. We can make no assurances that our credit loss reserves will be sufficient to absorb future credit losses or prevent a material adverse effect on our business, financial condition or results of operations.

Our profitability is vulnerable to interest rate fluctuations and changes in monetary policies.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as NOW accounts, savings accounts, time deposits and other borrowings. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Previously interest rate spreads had a sustained period of narrowness due to many factors, such as market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow again. This narrowing of interest rate spreads could adversely affect our financial condition and results of operations. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates.

Our financial condition and results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings.

Inflation can have an adverse impact on our customers and their ability to repay.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Beginning in 2021, there was pronounced rise in inflation and the Federal Reserve raised certain benchmark interest rates in an effort to combat this trend. Our customers may also be affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer-relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur; or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could disrupt our business, increase our costs, result in the disclosure of confidential client information, damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability; any of which could have a material adverse effect on our financial condition and results of operations.

Our computer systems, software and networks have been and will continue to be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events. These threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Information security risks for financial institutions such as ours have generally increased in recent years in part because of the proliferation of new technologies, the use of the Internet and digital technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists and other external parties. Some of our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. Our business relies on our digital technologies, computer and email systems, software and networks to conduct its operations. In addition, to access our products and services, our customers may use personal smartphones, tablets, personal computers and other mobile devices that are beyond our control systems. Although we have information security procedures and controls in place, our technologies, systems, networks and our customers' devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers' confidential, proprietary and other information, or otherwise disrupt our or our customers' or other third parties' business operations.

Although we maintain safeguards to protect against these risks, we have suffered losses in the past and there can be no assurance that we will not suffer losses in the future that may be material in amount or nature.

Emerging Technological Threats

The pace of technological innovation introduces new challenges that can undermine our existing safeguards and business models. For instance, advancements in quantum computing could compromise traditional encryption methods, leaving sensitive financial data and transactions exposed. Similarly, the increasing use of artificial intelligence and machine learning by malicious actors enables more sophisticated cyberattacks, such as highly targeted phishing, deepfake fraud, or automated account takeovers. As these threats evolve, our existing defenses may become inadequate, and the cost and complexity of upgrading our systems and processes could materially affect our operations and financial performance.

In addition, the rapid emergence of decentralized finance (DeFi) platforms and blockchain technologies could disrupt traditional banking services, reducing our market share and fee income if we fail to adapt. The proliferation of new payment technologies and digital currencies may also introduce new security vulnerabilities, regulatory uncertainty, and competitive pressures. Our inability to address these emerging technological risks in a timely and effective manner could harm our reputation, weaken customer trust, and ultimately affect our long-term growth and profitability.

Digital Banking and Cryptocurrency Exposure

The continued growth and acceptance of digital banking services, cryptocurrencies, blockchain technologies, and DeFi present both opportunities and risks to our business. Increasing customer demand for digital banking services requires ongoing investments in technology infrastructure, cybersecurity, and regulatory compliance. Additionally, growth in cryptocurrency and DeFi could reduce traditional banking deposits and income streams, challenging our ability to attract and retain customers. Regulatory uncertainty regarding cryptocurrency and DeFi could further complicate our strategic decisions, increase compliance costs, and potentially expose us to reputational and operational risks.

Digital Banking Trends and Deposit Volatility

Our traditional banking model depends heavily on stable customer deposits as a primary source of funding. The rising popularity of alternative financial products, including fintech platforms, cryptocurrencies, money market funds, and digital wallets, may lead to increased volatility in our deposit base. Significant fluctuations in deposits could adversely affect our liquidity position, funding costs, and overall financial stability. Although we actively manage our liquidity and funding sources, a substantial shift of customer deposits to these alternative products could negatively impact our operations, profitability, and competitive position.

Changes in consumers' use of banks and changes in consumers' spending and saving habits could adversely affect our financial results.

Technology and other changes now allow many consumers to complete financial transactions without using banks. For example, consumers can pay bills and transfer funds directly without going through a bank. This disintermediation could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits. In addition, changes in consumer spending and saving habits could adversely affect our operations, and we may be unable to timely develop competitive new products and services in response to these changes that are accepted by new and existing customers.

Failure to implement new technologies in our operations may adversely affect our growth or profits.

The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. However, we can provide no assurance that we will be able to properly or timely anticipate or implement such technologies or properly train our staff to use such technologies. Any failure to adapt to new technologies could adversely affect our business, financial condition or operating results.

In addition, the financial services industry is undergoing rapid technological changes, with new technology-driven products and services being frequently introduced. The changes could cause our customers to use these new services and products rather than the Bank. For example, financial technology (or "fintech") companies that rely on technology to provide financial services such as peer-to-peer platforms, blockchain and other distributed ledger technologies have the potential to disrupt the financial services industry and change the way banks do business. Fintech companies are subject to limited regulation. We may not be able to effectively implement new technology-driven products and services or be successful in competing against products, which could impair our growth and profitability.

We are subject to operational risks.

The Company may also be subject to disruptions of its systems arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. The Company is further exposed to the risk that its external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as is the Company) and to the risk that the Company's (or its vendors') business continuity and data security systems prove to be inadequate.

We are subject to liquidity risk.

Liquidity risk is the potential that we will be unable to meet our obligations as they become due, capitalize on growth opportunities as they arise or pay regular cash dividends because of an inability to liquidate assets or obtain adequate funding in a timely basis, at a reasonable cost and within acceptable risk tolerances. A failure to adequately manage our liquidity risk could adversely affect our business, financial condition or operating results, especially in the event of another financial crisis. Further, the Federal Reserve could impose additional requirements on the Company if the agency determines that our enhanced liquidity risk management practices do not adequately manage our liquidity risk.

Further, our liquidity could be reduced because of a decrease in the value of certain assets, including loans and investment securities, caused by increases in interest rates which could in turn reduce the amount that we are able to borrow and/or reduce the proceeds from the sale of securities in our portfolio. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations or deterioration in credit markets.

We may lose lower-cost funding sources.

Checking, savings and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternatives such as other financial institutions or investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments or to other financial institutions, the Bank could lose a relatively low-cost source of funds, thereby increasing its funding costs and reducing the Bank's net interest income and net income.

If we fail to maintain an effective system of internal and disclosure controls, we may not be able to accurately report our financial results or prevent or detect fraud.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent or detect fraud and to operate successfully as a public company.

The Company faces the risk that the design of its controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information. We regularly review and update the Company's internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could hinder our ability to accurately report our operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with The NASDAQ Capital Market. Ineffective internal and disclosure controls could also harm our reputation, negatively impact our operating results or cause investors to lose confidence in our reported financial information, which likely would have a negative effect on the trading price of our securities.

Changes in the financial markets could impair the value of our investment portfolio.

Our investment securities portfolio represents a significant component of our total earning assets. Market volatility, fluctuations in interest rates, and broader economic uncertainties could adversely affect the market value of our investment portfolio, potentially negatively impacting our net income and capital levels.

As of December 31, 2023, and December 31, 2024, we had unrealized losses, net of taxes, in our investment securities portfolio of $21,615,000 and $22,915,000, respectively. While we maintain sufficient liquidity to support our intent and ability to hold these securities until maturity or market recovery, if future conditions impair our liquidity or alter our intent or ability to hold these investments to maturity, we could incur losses that negatively impact our net income and potentially our capital position.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to applicable limits. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. Bank failures significantly depleted the FDIC's Deposit Insurance Fund and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of the Dodd-Frank Reform Act, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. This has resulted in increases to the deposit insurance assessment rates, and thus raised deposit premiums for many insured depository institutions. If these increases are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

Revenues and profitability from our investment advisory business may be adversely affected by any reduction in assets under management, which could reduce fees earned.

PWW, our investment advisory business derives the majority of its revenue from noninterest income, which primarily consists of investment advisory fees. Substantially all of PWW's revenues are generated from investment management contracts with clients. Under these contracts, the investment advisory fees paid to us are typically based on the market value of assets under management. Assets under management may decline for various reasons including declines in the market value of the assets, which could be caused by price declines in the securities markets. Assets under management may also decrease due to redemptions and other withdrawals by clients or termination of contracts. This could be in response to adverse market conditions or in pursuit of other investment opportunities. If the assets under management we supervise decline and there is a related decrease in fees, it will negatively affect our results of operations.

We may not be able to attract and retain investment advisory clients.

Due to strong competition, our investment advisory business may not be able to attract and retain clients. Competition is strong because there are numerous well-established and successful investment management and wealth advisory firms including commercial banks and trust companies, investment advisory firms, mutual fund companies, stock brokerage firms, and other financial companies. Many of our competitors have greater resources than we have. Our ability to successfully attract and retain investment advisory clients is dependent upon our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our results of operations and financial condition may be negatively impacted.

The investment advisory industry is subject to extensive regulation, supervision and examination by regulators, and any enforcement action or adverse changes in the laws or regulations governing our business could decrease our revenues and profitability.

As an investment advisor registered with the Securities and Exchange Commission, PWW is subject to regulation by a number of regulatory agencies that are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets. In the event of non-compliance with regulation, governmental regulators, including the SEC, and the Financial Industry Regulatory Authority, may institute administrative or judicial proceedings that may result in censure, fines, civil penalties, the issuance of cease-and-desist orders or the deregistration or suspension of the non-compliant broker-dealer or investment adviser or other adverse consequences. The imposition of any such penalties or orders could have a material adverse effect on the wealth management segment's operating results and financial condition. We may be adversely affected as a result of new or revised legislation or regulations. Regulatory changes have imposed and may continue to impose additional costs, which could adversely impact our profitability.

If we fail to retain PWW's key employees, the growth and profitability of our investment advisory business could be adversely affected.

PWW's success is, and is expected to remain, highly dependent on its executive management team as well as other key personnel because of their role in, among other things, making investment decisions for PWW clients and managing client relations. Although each of the foregoing are subject to non-compete agreements, there are no assurances that these key personnel will remain employees of PWW.

Competition for investment advisory personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our growth strategy and seriously harm our business, results of operations and financial condition.

REGULATORY AND LEGAL RISKS

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

As a bank holding company, we are primarily regulated by the Federal Reserve. The Bank is primarily regulated by the BFI and the Federal Reserve. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of a financial institution, the classification of assets by a financial institution and the adequacy of a financial institution's allowance for credit losses. The Company periodically reviews its policies, procedures and limits, and undertakes reporting, to ensure all guidance is appropriate for the Bank's current and planned operations and aligns with regulatory expectations. In this regard, regulatory authorities may impose particular requirements on the Bank, which could have a material adverse effect on our results of operations. Any change in such regulation and regulatory oversight, whether in the form of regulatory policy, regulations or legislation, could have a material impact on us and our operations. Further, our compliance with Federal Reserve and the BFI regulations is costly. Because our business is highly regulated, the applicable laws, rules and regulations are subject to regular modification and change. Laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects. For instance, such changes may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators.

The laws and regulations, including the Dodd-Frank Reform Act, applicable to the banking industry could change at any time, and these changes may adversely affect our business and profitability.

We are subject to extensive federal and state regulation. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. The increased scope, complexity, and cost of corporate governance, reporting, and disclosure practices are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors. We expect to experience increasing compliance costs related to this supervision and regulation.

Although many provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") have been fully integrated into our operations, ongoing regulatory interpretations, enforcement activities, or amendments to existing regulations may continue to impact our business, financial condition, and profitability. While initial implementation costs have stabilized, any future changes in regulatory expectations, especially regarding capital requirements, consumer protection, stress-testing for smaller banks, cybersecurity, and liquidity, could result in increased compliance costs, operational complexity, and reduced flexibility in managing our business operations. We cannot predict the precise nature, extent, or timing of any additional regulatory requirements, but such developments could materially affect our operations, increase operational expenses, reduce profitability, or restrict our ability to pursue strategic opportunities or pay dividends.

Consumer Financial Protection Bureau Oversight

We remain subject to the oversight of consumer financial protection regulations enforced by various agencies, including the Consumer Financial Protection Bureau ("CFPB"). While recent judicial and legislative actions have led to uncertainty regarding the future authority and structure of the CFPB, consumer protection regulations continue to apply through other federal agencies. Any significant changes to consumer protection enforcement or regulatory oversight could impact our compliance obligations, potentially increasing operational complexity or affecting our business practices, operational costs, and customer relationships.

Qualified Mortgage Provisions (2025)

We originate residential mortgage loans subject to the Consumer Financial Protection Bureau's (CFPB) Qualified Mortgage (QM) rules established under the Dodd-Frank Act. Recent amendments have adjusted QM criteria, and while uncertainties regarding compliance obligations have largely stabilized, future regulatory interpretations or additional revisions to QM standards could impact our lending practices. Although we currently believe our residential mortgage lending practices comply fully with applicable QM requirements, changes to these rules, interpretations, or enforcement practices could increase compliance costs, limit our lending flexibility, or potentially expose us to litigation risk or regulatory scrutiny.

Compliance with the Dodd-Frank Reform Act will increase our regulatory compliance burdens, and may increase our operating costs and may adversely impact our earnings or capital ratios, or both.

Signed into law on July 21, 2010, the Dodd-Frank Reform Act has represented a significant overhaul of many aspects of the regulation of the financial services industry. Among other things, the Dodd-Frank Reform Act created the CFPB, tightened capital standards, imposed clearing and margining requirements on many derivatives activities and generally increased oversight and regulation of financial institutions and financial activities.

In addition to the self-implementing provisions of the statute, the Dodd-Frank Reform Act calls for over 200 administrative rulemakings by numerous federal agencies to implement various parts of the legislation. While many rules have been finalized or issued in proposed form, additional rules have yet to be proposed. It is not possible at this time to predict when all such additional rules will be issued or finalized, and what the content of such rules will be. We will have to apply resources to ensure that we are in compliance with all applicable provisions of the Dodd-Frank Reform Act and any implementing rules, which may increase our costs of operations and adversely impact our earnings or capital, or both.

The Dodd-Frank Reform Act and any implementing rules that are ultimately issued could have adverse implications on the financial industry, the competitive environment and our ability to conduct business.

The short-term and long-term impact of regulatory capital requirements and capital rules is uncertain.

Under the capital standards, in order to be well-capitalized, the Bank is required to have a common equity to Tier 1 capital ratio of 6.5% and a Tier 1 capital ratio of 8.0%. The application of more stringent capital requirements for the Bank could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models or increase our holdings of liquid assets, or all or any combination of the foregoing. Implementation of changes to asset risk weightings for risk based capital calculations, items included or deducted in calculating regulatory capital or additional capital conservation buffers, or both, could result in management modifying its business strategy, and could limit our ability to make distributions, including paying out dividends or buying back shares.

Pursuant to the Regulatory Relief Act, on September 17, 2019, the federal banking agencies adopted a final rule regarding a community bank leverage ratio. Under the final rule, which was effective on January 1, 2021, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio (equal to tier 1 capital divided by average total consolidated assets) of greater than 9 percent, will be eligible to opt into the community bank leverage ratio framework (qualifying community banking organizations). Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than 9 percent will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. At this point the Bank has chosen not to opt in to the community bank leverage ratio framework.

RISKS RELATED TO OUR STOCK

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

The Company is a legal entity, separate and distinct from the Bank and PWW. The Company currently does not have any significant sources of revenue other than cash dividends paid to it by the Bank and PWW. Both the Company and the Bank are subject to laws and regulations that limit the payment of cash dividends, including requirements to maintain capital at or above regulatory minimums. As a bank that is a member of the Federal Reserve System, the Bank must obtain prior written approval for any cash dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years. PWW's ability to pay dividends is likewise subject to certain limits imposed by state law.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the FDIA prohibits insured depository institutions such as the Bank from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. Moreover, the Federal Reserve is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe and unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe and unsound banking practice. The Federal Reserve has indicated that banking organizations generally pay dividends only out of current operating earnings. The Bank may be prohibited under Virginia law from the payment of dividends, including in the event the BFI determines that a limitation of dividends is in the public interest and is necessary to ensure the Bank's financial soundness.

In addition, the Bank's ability to pay dividends will be limited if the Bank does not have the capital conservation buffer required by the capital rules, which may limit the Company's ability to pay dividends to stockholders.

If the Bank is not permitted to pay cash dividends to the Company, it is unlikely that the Company would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when and if declared by our board of directors. Although we currently pay cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate the amount of our common stock dividends in the future.

A limited market exists for our common stock.

Our common stock commenced trading on The NASDAQ Capital Market on January 25, 2012, and trading volumes since that time have been relatively low as compared to larger financial services companies. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market. Accordingly, holders of our common stock may have difficulty selling our common stock at prices which holders find acceptable or which accurately reflect the value of the Company.

Future offerings of debt or other securities may adversely affect the market price of our stock.

In the future, we may attempt to increase our capital resources or, if our or the Bank's capital ratios fall below the required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of any debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

Our stockholders may experience dilution due to our issuance(s) of additional securities in the future.

We may in the future issue additional shares of our common stock to raise cash for operations or to fund acquisitions, to provide equity-based incentives to our management and employees, to permit our stockholders to invest cash dividends and optional cash payments in shares of our common stock or as consideration in acquisition transactions. Additional equity offerings and issuance(s) of additional shares of our common stock may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. No assurances can be given that the Company will not issue additional securities that will have the effect of diluting the equity interest of our stockholders. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Virginia law and the provisions of our articles of incorporation and bylaws could deter or prevent takeover attempts by a potential purchaser of our common stock that would be willing to pay holders a premium for their shares of our common stock.

Our articles of incorporation and bylaws contain provisions that may be deemed to have the effect of discouraging or delaying uninvited attempts by third parties to gain control of us. These provisions include the division of our board of directors into classes with staggered terms, the ability of our board of directors to set the price, terms and rights of, and to issue, one or more series of our preferred stock and the ability of our board of directors, in evaluating a proposed business combination or other fundamental change transaction, to consider the effect of the business combination on us and our stockholders, employees, customers and the communities which we serve. Similarly, the Virginia Stock Corporation Act contains provisions designed to protect Virginia corporations and employees from the adverse effects of hostile corporate takeovers. These provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors. These provisions may also strengthen the position of current management by restricting the ability of stockholders to change the composition of the board of directors, to affect its policies generally and to benefit from actions which are opposed by the current board of directors.

Item 1B.   Unresolved Staff Comments

None.

Item 1.C.   Cybersecurity

As a publicly-traded financial institution, we are subject to various cybersecurity risks that could adversely affect our business, financial condition, results of operations and reputation, including, but not limited to, cyber-attacks against us or our service providers focused on gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. As described below, we have risk management and governance practices and processes designed to address these risks.

The Company has established an enterprise risk management framework that outlines the processes and procedures the Company uses to identify, assess, mitigate, and monitor the risks faced by the Company, including cybersecurity risk. Within the overarching enterprise risk management framework, we have an information security program ("ISP") designed to preserve the confidentiality, integrity, and availability of information or data on our systems and those of our service providers, as documented in our information security policy.

The Company maintains an ISP to support the management of cybersecurity risk as an integral component of the Company's ERM framework. The ISP encompasses the Company's cybersecurity policies and practices and procedures that we use to identify, assess, mitigate, and monitor the risks faced by the Company. In addition, as part of the ISP, the Company has a Cyberecurity Incident Response Policy ("CIRP") and Incident Response Team ("IRT").

The IRT includes members of executive and senior management and other employees, including representatives from audit, compliance, human resources, finance, credit, information technology, information security, and legal. The IRT manages how incidents are defined, identified, and classified and ensures that procedures are in place to properly escalate, report and respond to incidents, as they are defined in the policy. The CIRP covers incident preparation, detection, analysis, and declaration, as well as plan execution and process guides for specific scenarios. Post incident activity, which covers incident termination, metrics, lessons learned, evidence retention, and plan maintenance is also included. The ISP follows relevant industry frameworks and standards set by the relevant legal and regulatory authorities and is being updated to align with the NIST Cybersecurity Framework 2.0.

The Board is responsible for the oversight of cybersecurity risk management. In 2022, we elevated the Enterprise Risk Committee to a "committee of the whole" of the Bank's board of directors. At the second board meeting of each calendar quarter, a significant portion of the meeting is dedicated to enterprise risk management. At that board meeting, management presents the enterprise risk management matrix, including the portions related to cybersecurity, to the board. In addition, the board receives regular reports from management on our cybersecurity threat risk management and strategic processes on topics including information on any cybersecurity incidents (including any remedial actions), including, for example, results of our EDR and XDR programs.

At the management level, the Company has designated an information security officer ("ISO"). Our ISO is responsible for the overall administration and execution of the ISP and reports to our EVP-General Counsel. Our ISO has over twenty years of experience working in information security. The ISO monitors the security of, among other things, systems, applications, tools, databases, computers, websites, cloud infrastructure, vendor tools, and user access systems. The ISO also works with and oversees third-party vendors that provide us with information security services and products. The ISO performs an annual information security risk assessment, which, among other things, documents inherent risk levels and controls in place to manage those risks. The information security risk assessment is presented to the Board annually. The ISO has various professional certifications in relevant fields. The ISO is responsible for administering and executing the ISP and formulating a risk-based approach for evaluating and managing technology and cybersecurity threats.

Management determines and prioritizes appropriate risk responses for each identified enterprise risk. In doing so, executive and senior management work directly with our information technology team and our ISO. Management is accountable for our day-to-day risk management activities.

We strive to minimize the occurrence of cybersecurity incidents and the risks resulting from such incidents. However, when a cybersecurity incident does occur, the Company has in place an incident response program to guide our assessment of and response to the incident. The ISO coordinates the Company's response to a cybersecurity incident, including investigating, recording and evaluating any potential, suspected or confirmed incidents involving non-public customer information or Company confidential information.

On a regular basis, the ISO reports to executive management and the Board information security risk issues, risk mitigation progress and developments, and information security enhancement initiatives. The ISO also reports the status of information security-related key risk indicators to executive management.

The Company employs third parties in certain aspects of its information security and cybersecurity risk management. For example, we engage third parties to assess the information security risks related to our ISP as well as information security products, services, and security infrastructure. We have adopted a Third-Party Relationship Risk Management Program to help us effectively assess, measure, monitor and control the risks associated with third party relationships, including those related to information security. The board and senior management are responsible for all vendor relationships. The ISO assesses and monitors information risks posed by third parties and any non-compliance with the controls created to address such risks. With respect to cybersecurity incidents affecting our third-party service providers, the ISO works with our service providers to understand and document any incidents, along with managing the impact to us and reporting such incidents to executive management, and, if applicable, the Board. We utilize endpoint detection and response (EDR) and extended detection and response (XDR) platforms which both align to the MITRE ATT&CK® knowledge base for threat modeling and methodologies. These assist us in detecting, investigating, and responding to actual and potential security incidents.

Based on information known to us, to date, we have not incurred any material losses related to cybersecurity incidents. However, the risk management and governance processes described above may not be sufficient to prevent cybersecurity incidents, and we could incur substantial costs and suffer other negative consequences from cybersecurity incidents. We can give no assurance that we have detected or protected against all cybersecurity threats or incidents. Please refer to "*A failure in or breach of our operational or security systems or infrastructure, or those of our third party vendors and other service providers, including as a result of cyber-attacks, could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses*" included "Item 1A, Risk Factors" of this Annual Report on Form 10-K for additional information about material risks related to cybersecurity threats.

Item 2.   Properties

Current Locations and Property

Depending on such factors as cost, availability, and location, we may either lease or purchase our operating facilities. The existing facilities that we have purchased typically have been former branches of other financial institutions. As of March 26, 2025 the Bank conducts its operations from 21 locations, of which we own 13 and lease 8. In addition, PWW operates from 1925 Atherholt Road, Lynchburg, Virginia, which it leases from the Bank.

The following table describes the location and general character of our primary operating facilities:

Address	Type of Facility	Year Opened	Owned/Leased
5204 Fort Avenue Lynchburg, Virginia	Full-service branch with drive thru and ATM	2000	Owned
4698 South Amherst Highway Madison Heights, Virginia	Full-service branch with drive thru and ATM	2002	Owned
17000 Forest Road Forest, Virginia	Full-service branch with drive thru and ATM Headquarters for Mortgage Division	2005	Owned
164 South Main Street Amherst, Virginia	Full-service branch with drive thru and ATM	2007	Owned
1405 Ole Dominion Blvd Bedford, Virginia	Full-service branch with drive thru and ATM	2008	Owned
1110 Main Street Altavista, Virginia	Full-service branch with drive thru and ATM	2009	Owned
828 Main Street Lynchburg, Virginia	Corporate Headquarters; Full-service branch with drive thru and ATM	2004	Leased (1)
4935 Boonsboro Road, Suites C and D Lynchburg, Virginia	Full-service branch with drive thru and ATM	2006	Leased (2)

501 VES Road Lynchburg, Virginia	Limited-service branch	2010	Leased (3)
250 Pantops Mountain Road Charlottesville, Virginia	Limited-service branch	2015	Leased (4)
1391 South High Street Harrisonburg, Virginia	Full-service branch with drive thru and ATM	2015	Owned
1745 Confederate Blvd Appomattox, Virginia	Full-service branch with drive thru and ATM	2017	Owned
225 Merchant Walk Avenue Charlottesville, Virginia	Full-service branch with drive thru and ATM	2016	Leased (5)
3562 Electric Road Roanoke, Virginia	Full-service branch with ATM	2017	Leased (6)
800 South Main Street Blacksburg, Virginia	Mortgage origination office	2018	Leased (7)
550 East Water Street Suite 100 Charlottesville, Virginia	Full-service branch with ATM	2019	Owned
2101 Electric Road Roanoke, Virginia	Full-service branch with drive thru and ATM	2019	Leased (8)
45 South Main Street Lexington, Virginia	Full-service branch with ATM	2019	Owned
13 Village Highway Rustburg, VA 24588	Full-service branch with drive thru and ATM	2019	Owned
4105 Boonsboro Road Lynchburg, Virginia	Full-service branch with drive thru and ATM	2022	Owned
270795 Timberlake Road Lynchburg, Virginia	Full-service branch with drive thru and ATM	2025	Owned
19792 Main Street Buchanan, Virginia	Full-service branch with drive thru and ATM	2024	Owned
2773 Rockfish Valley Highway Nellysford, Virginia	Full-service branch with drive thru and ATM	2024	Leased (9)

(1)   The current term of the amended and restated lease expires in three years and the Bank has three five-year renewal options (subject to the terms and conditions outlined in the lease). The Bank leases this property from Jamesview Investment, LLC, which is wholly-owned by William C. Bryant III, a member of the Board of Directors of both Financial and the Bank.

(2)   Base lease expires March 31, 2028. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(3)   Base lease expires May 31, 2025. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(4)   Base lease expires April 30, 2025. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(5)   Base lease expires October 31, 2026. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(6)   Base lease expires January 31, 2027.

(7)   Base lease expired February 28, 2021. The Bank currently leases on a month-to-month basis.

(8)   Base lease expires February 28, 2029. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(9)   This is a temporary location. We anticipate relocating to our permanent branch in the third quarter 2025.

We believe that each of these operating facilities is maintained in good operating condition and is suitable for our operational needs.

Interest in Additional Properties

On September 18, 2023, the Bank purchased real property located at 2935 Rockfish Valley Highway, Nellysford, Virginia. The building on the property previously served as a bank branch for another financial institution. The Bank anticipates that the cost to upfit the building will be minimal. The property is a subject to a restrictive covenant that prohibits the Bank from using the property for any banking-related activity until the covenant expires in September 2025. Upon opening, this branch will replace the temporary location noted in the table above.

As discussed in "*Management's Discussion and Analysis—Expansion Plans*" in addition to the facilities set forth above, the Bank owns real property located at 1925 Atherholt Road, Lynchburg, Virginia, which is being held for possible expansion. The Bank purchased this property in 2021. The building currently houses all personnel of the Company's wholly-owned subsidiary, PWW. PWW is currently leasing the space from the Bank on a month-to-month basis. While the Bank currently does not have a timeline for a branch at this location, the space is attractive for a branch due to its close proximity to Centra's Lynchburg General Hospital. Management estimates that the investment needed to upfit the property for use as a bank branch will be minimal.

In addition, the Bank owns undeveloped property located in the Timberlake Road area of Campbell County (Lynchburg), Virginia. The Bank purchased this for possible expansion but following acquisition of the property located at 20795 Timberlake Road, the Bank put the property on the market for sale.

Management of the Bank continues to look for and evaluate additional locations for future branch growth and will consider opening an additional branch in the next 18 months if a suitable location is available on acceptable terms. The opening of all additional branches is contingent upon the receipt of regulatory approval.

We will use the internet, consistent with applicable regulatory guidelines, to augment our growth plans. We currently offer online account access, bill payment, and account management functions through our website and apps for mobile devices.

Item 3.   Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices and Dividends

Since January 25, 2012, the Common Stock of Financial is listed and has been trading on the NASDAQ Capital Market LLC (NASDAQ) under the symbol "BOTJ." Prior to this time, the Common Stock of Financial was quoted on the Over the Counter Bulletin Board (OTCBB) under the symbol "BOJF" ("BOJF.OB" on some systems) and transactions generally involved a small number of shares.

As of March 26, 2025, there were approximately 4,543,338 shares of Common Stock outstanding, which shares are held by approximately 1,500 active shareholders of record.

Dividend Policy

The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by its Board of Directors.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the normal course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiaries. Its ability to distribute cash dividends will depend primarily on the ability of the Bank and PWW to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. For a discussion of these restrictions, see "*Supervision and Regulation of Financial – Limits on the Payment of Dividends*" in Item 1 of this Report on Form 10-K. PWW's ability to pay dividends is subject to certain limits imposed by state law.

On January 21, 2025 Financial declared a cash dividend for the fourth quarter of 2024 of $0.10 per common share. The dividend was paid on March 21, 2025 to shareholders of record at the close of business on March 7, 2025. Financial will evaluate the factors set forth above when making a determination of whether to continue to pay a cash dividend in 2025.

Financial does not have an active stock repurchase plan and during the quarter ended December 31, 2024, Financial repurchased no shares of common stock.

On February 6, 2023, the Company's board of directors approved a stock repurchase plan to purchase up to $998,000 of the Company's common stock. The plan authorized the Company to make purchases from March 8, 2023 through March 7, 2024, unless extended or sooner terminated. The plan allowed the Company to make purchases in open market transactions or privately negotiated transactions, in accordance with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Pursuant to the Plan, the Company purchased an aggregate of 85,319 shares between the adoption date and April 6, 2023. Because the Company used substantially all of the funds allocated under the Plan, on April 18, 2023, the Company's board of directors terminated the repurchase plan. Following the termination, the Company did not have a stock repurchase plan in place.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its operating subsidiaries, Bank of the James (and its divisions and subsidiary), and Pettyjohn, Wood & White, Inc., which was acquired on December 31, 2021. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and their divisions and subsidiaries as appropriate.


Cautionary Statement Regarding Forward-Looking Statements


This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Statements made in this document and in any documents that are incorporated by reference which are not purely historical are forward-looking statements, including any statements regarding descriptions of management's plans, objectives, or goals for future operations, products or services, and forecasts of its revenues, earnings, or other measures of performance. Forward-looking statements are based on current management expectations and, by their nature, are subject to risks and uncertainties. These statements generally may be identified by the use of words such as "believe," "expect," "anticipate," "plan," "estimate," "should," "will," "intend," or similar expressions. Shareholders should note that many factors, some of which are discussed elsewhere in this document, could affect the future financial results of Financial and could cause those results to differ materially from those expressed in forward-looking statements contained in this document. These factors, many of which are beyond Financial's control, include, but are not necessarily limited to the following:

- the effects of a pandemic on the business, customers, employees and third-party service providers of Financial or any of its acquisition targets;
- problems with technology utilized by us;
- potential exposure to fraud, negligence, computer theft and cyber-crime, and the Company's ability to maintain the security of its data processing and information technology systems;
- operating, legal and regulatory risks, including the effects of legislative or regulatory developments affecting the financial industry generally or Financial specifically;
- government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and the Consumer Protection Act and its related regulations);
- economic, market, political and competitive forces affecting Financial's banking and other businesses;
- competition for our customers from other providers of financial services; government legislation and regulation relating to the banking industry (which changes from time to time and over which we have no control) including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act;
- reliance on our management team, including our ability to attract and retain key personnel;
- changes in interest rates, monetary policy and general economic conditions, which may impact Financial's net interest income;
- changes in the value of real estate securing loans made by the Bank;
- adoption of new accounting standards or changes in existing standards;
- compliance or operational risks related to new products, services, ventures, or lines of business, if any, that Financial may pursue or implement;

- the risk that Financial's analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful;
- the stability of the overall banking industry in the United States;
- liquidity and perceived liquidity in the banking industry in the United States;
- economic and political tensions with China, the ongoing war between Russia and Ukraine and potential expansion of combatants, and the sanctions imposed on Russia by numerous countries and private companies, all of which may have a destabilizing effect on financial markets and economic activity; and
- other risks and uncertainties set forth in this Annual Report on Form 10-K and, from time to time, in our other filings with the Securities and Exchanges Commission ("SEC").

Other risks, uncertainties and factors could cause our actual results to differ materially from those projected in any forward-looking statements we make.

These factors should be considered in evaluating the forward-looking statements, and you should not place undue reliance on such statements. Financial specifically disclaims any obligation to update factors or to publicly announce the results of revisions to any of the forward-looking statements or comments included herein to reflect future events or developments.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. Our primary business is retail banking which we conduct through our wholly-owned subsidiary, Bank of the James (which we refer to as the "Bank"). We conduct four other business activities: mortgage banking through the Bank's Mortgage Division (which we refer to as "Mortgage"), investment services through the Bank's Investment division (which we refer to as "Investment Division"), insurance activities through BOTJ Insurance, Inc., a subsidiary of the Bank, (which we refer to as "Insurance"), and subsequent to December 31, 2021, investment advisory services through the Company's wholly-owned subsidiary, Pettyjohn, Wood & White, Inc. (which we refer to as "PWW").

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for credit losses, as well as the level of its noninterest income, including deposit fees and service charges, gains on sales of mortgage loans, and its noninterest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes. We anticipate that going forward, PWW will continue to enhance our operating results by providing additional noninterest income (generally investment advisory fees less operating expenses).

As discussed in more detail below,

- For the year ended December 31, 2024, Financial had net income of $7,944,000, a decrease of $760,000 from net income of $8,704,000 for the year ended December 31, 2023.
- For the year ended December 31, 2024, earnings per basic and diluted common share were $1.75, as compared to earnings of $1.91 per basic and diluted common share for the year ended December 31, 2023.
- Net interest income decreased to $29,236,000 for the current year from $29,740,000 for the year ended December 31, 2023.
- Noninterest income (exclusive of net gains on sales and calls of securities) increased to $15,075,000 for the year ended December 31, 2024, from $12,867,000 for the year ended December 31, 2023.
- Total assets as of December 31, 2024, were $979,244,000 compared to $969,371,000 at the end of 2023, an increase of $9,873,000 or 1.02%.
- Net loans (excluding loans held for sale), net of unearned income and the allowance for credit losses, increased to $636,552,000 as of December 31, 2024 from $601,921,000 as of December 31, 2023.

- The net interest margin decreased by 18 basis point to 3.11% for 2024, compared to 3.29% for 2023.

The following table sets forth select financial ratios:

	For the Year Ended December 31,	
	2024	2023
Return on average equity	12.70%	17.07%
Return on average assets	0.80%	0.92%
Dividend yield %	2.52%	2.68%
Average equity to total average assets	6.28%	5.36%

Effect of Economic Trends

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

Between January 2018 and December 2018, the FOMC raised rates by 25 basis points four times, at which point the target rate for federal funds ("fed funds") peaked at 2.25% to 2.50%. Beginning in July 2019, the FOMC began to decrease rates. Between July 2019 and October 2019, the FOMC decreased the target rate three times by 25 basis points.

In its December 11, 2019 statement, the FOMC stated it continues to seek to foster maximum employment and price stability. The FOMC judged that the current stance of monetary policy was appropriate to support sustained expansion of economic activity, strong labor market conditions, and inflation near the FOMC's two percent objective. However, on March 3, 2020, the FOMC lowered the target range of the fed funds rate by 50 basis points in response to concerns related to risks the coronavirus posed to economic activity. Further, in response to concerns that the coronavirus could push the U.S. economy towards a recession, on March 15, 2020, the FOMC, at an emergency meeting lowered the target range of the fed funds rate by an additional 100 basis points. As of March 20, 2020, the FOMC had set a current target rate range of 0% to 0.25%. The target rate remained unchanged for the remainder of 2020 and 2021. However, as a result of COVID-19 stimulus and other factors, long term rates began to trend slightly upward in the first quarter of 2021.

In response to higher inflation and supply chain issues exacerbated by the war in Ukraine, the FOMC began increasing the target rate in March 2022, starting with a range of 0.25% to 0.50%. Through a series of increases throughout 2022 and into 2023, including raises of 50 basis points in May 2022, 75 basis points each in June, July, September, and November 2022, 50 basis points in December 2022, and 25 basis points in February 2023, the target rate reached 4.50% to 4.75%. Continuing its efforts to bring inflation in line with the Federal Reserve's 2.0% target, the FOMC implemented three additional 25 basis point increases in March, May, and July 2023, bringing the target rate to 5.25% to 5.50%. In 2024, the Federal Reserve implemented several rate cuts, beginning in September 2024, gradually lowering the target rate to its current range of 4.75% to 5.00% as of February 2025. The FOMC has indicated that further rate adjustments will depend on incoming economic data, particularly inflation metrics and labor market conditions.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for credit losses on loans represents an amount which, in management's judgment, is adequate to absorb the lifetime expected losses that may be sustained on outstanding loans at the balance sheet date based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. The allowance for loan credit losses is measured and recorded upon the initial recognition of a financial asset. The allowance for loan credit losses is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recovery of) credit losses, which is recorded in the Consolidated Statements of Income.

The Company is utilizing a discounted cash flow model to estimate its current expected credit losses. For the purposes of calculating its quantitative reserves, the Company has segmented its loan portfolio based on loans which share similar risk characteristics. Within the quantitative portion of the calculation, the Company utilizes at least one or a combination of loss drivers, which may include unemployment rates and/or gross domestic product ("GDP"), to adjust its loss rates over a reasonable and supportable forecast period of one year. A straight-line reversion technique is used for the following four quarters, at which time the Company reverts to historical averages. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider qualitative factors, including but not limited to: variability in the economic forecast, changes in volume and severity of adversely classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments factors related to credit administration, and other idiosyncratic risks not embedded in the data used in the model.

The allowance for credit losses ("ACL") represents management's best estimate of lifetime expected losses in the loan portfolio as of the reporting date. The ACL is initially recognized upon origination or acquisition of loans and reflects management's ongoing evaluation of the loan portfolio based on current conditions, past events, and reasonable and supportable forecasts of future economic conditions, including anticipated prepayments. Additional analysis and detailed information on the ACL and loan portfolio quality can be found in "Management's Discussion and Analysis – Analysis of Financial Condition – Asset Quality."

Goodwill, resulting from business combinations, represents the excess of consideration transferred over the fair value of net identifiable assets acquired. Goodwill is tested annually for impairment as of September 1, or more frequently if impairment indicators arise. Impairment testing begins with a qualitative assessment to determine if further quantitative testing is necessary. If quantitative testing is conducted, impairment is measured by comparing the reporting unit's carrying value to its fair value, calculated using discounted cash flow analysis, market comparables, or other relevant methodologies. An impairment charge is recognized if the carrying value exceeds fair value. Determining fair value involves significant management judgment, including estimates related to future cash flow projections, discount rates, growth assumptions, and market conditions. Intangible assets with finite useful lives, such as core deposit intangibles or customer relationships, are amortized on a straight-line basis over their estimated useful lives. Goodwill is the only intangible asset with an indefinite life reflected on our consolidated balance sheet.

RESULTS OF OPERATIONS

Year Ended December 31, 2024 compared to year ended December 31, 2023

Net Income

The net income for Financial for the year ended December 31, 2024, was $7,944,000 or $1.75 per basic and diluted share compared with net income of $8,704,000 or $1.91 per basic and diluted share for the year ended December 31, 2023. Note 13 of the consolidated financial statements provides additional information with respect to the calculation of Financial's earnings per share.

The decrease of $760,000 in 2024 net income compared to 2023 was due in large part to a decrease in our net interest income as detailed below. In addition a greater increase in non-interest expense compared to non-interest income, which was driven by increases in salaries and employee benefits expense and an increase in professional fees, contributed to the increas. The decrease was offset in part by an increase in the recovery of credit losses of $476,000, from $179,000 for the year ended December 31, 2023, to $655,000 for the year ended December 31, 2024. This decrease in net income was also was offset in part by an increase in wealth management fees to $4,843,000 in 2024 from $4,197,000 in 2023, as well as a decrease in other expenses.

These operating results represent a return on average stockholders' equity of 12.70% for the year ended December 31, 2024, compared to 17.07% for the year ended December 31, 2023. Our return on average stockholders' equity decreased due to our decrease in net income and the increase in equity. The return on average assets for the year ended December 31, 2024, was 0.80% compared to 0.92% in 2023, primarily due to a decrease in net income and an increase in average assets.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, interest-bearing balances at other banks, and investment securities, while deposits, federal funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Interest income increased to $44,643,000 for the year ended December 31, 2024, from $39,362,000 for the year ended December 31, 2023. This increase was due primarily to an increase in the yields on average earning assets, which primarily consist of loans and investment securities, as discussed below.

Net interest income for 2024 decreased slightly, to $29,236,000 from $29,740,000 in 2023. The rates charged on loans and received on investments grew more slowly than rates paid on deposits, which was the primary driver in the decrease of our net interest income. Our interest expense increased over 60.12%, from $9,622,000 in 2023 to $15,407,000 in 2024. The average balance of interest-bearing liabilities increased 6.05%, from $738,335,000 for the year ended December 31, 2023, to $783,003,000 for the year ended December 31, 2024. The average interest rate paid on interest-bearing liabilities increased by 67 basis points to 1.97% in 2024 from 1.30% in 2023.

The net interest margin decreased to 3.11% in 2024 from 3.29% in 2023. The average rate on earning assets increased 39 basis points from 4.36% in 2023 to 4.75% in 2024, and the average rate on interest-bearing deposits increased from 1.23% in 2023 to 1.92% in 2024. The increase was primarily caused by an increase in average time deposits, which generally pay a higher rate than demand interest-bearing and savings deposits, from $183,256,000 for the year ended December 31, 2023, to $225,894,000 for the year ended December 31, 2024. Because of Financial's asset interest rate sensitivity, we anticipate that a decrease in interest rates likely would have a negative impact on our results of operations while an increase likely would have a positive impact on our results of operations.

The following table shows the average balances of total interest earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets
For the Years Ended December 31,

(dollars in thousands)

	2024			2023		
ASSETS	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned /Paid
Loans, including fees (1)(2)	$ 623,769	$ 34,293	5.50%	$ 616,047	$ 31,138	5.05%
Loans held for sale	3,494	212	6.07%	3,512	240	6.83%
Federal funds sold	69,216	3,629	5.24%	47,316	2,462	5.20%
Interest-bearing bank balances	8,769	775	8.84%	8,538	496	5.81%
Securities (3)	232,992	5,658	2.42%	226,637	4,963	2.19%
Federal agency equities	1,442	95	6.59%	1,325	82	6.19%
Correspondent bank equity	218	—	0.00%	116	—	0.00%
Total earning assets	939,900	44,662	4.75%	903,491	39,381	4.36%
Allowance for credit losses	(7,089)			(7,535)		
Non-earning assets	62,927			54,320		
Total assets	$ 995,738			$ 950,276		

LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest-bearing	398,428	3,589	0.90%	407,268	2,321	0.57%
Savings	136,169	1,866	1.37%	123,736	663	0.54%
Time deposits	225,894	9,173	4.06%	183,256	5,796	3.16%
Total interest-bearing deposits	760,491	14,628	1.92%	714,260	8,780	1.23%
Other borrowed funds						
Other borrowings	9,602	376	3.92%	10,185	398	3.91%
FHLB borrowings	—	—	- %	614	31	5.05%
Financing leases	2,865	76	2.65%	3,236	86	2.66%
Capital Notes	10,045	327	3.26%	10,040	327	3.26%
Total interest-bearing liabilities	783,003	15,407	1.97%	738,335	9,622	1.30%
Noninterest bearing deposits	140,958			153,009		

Other liabilities		9,202			7,955
Total liabilities		933,163			899,299
Stockholders' equity		62,575			50,977
Total liabilities and Stockholders' equity	$	995,738		$	950,276
Net interest earnings			$ 29,255			$ 29,759
Net interest margin			3.11%			3.29%
Interest spread			2.78%			3.06%

(1) Net deferred loan fees and costs are included in interest income.
(2) Nonperforming loans are included in the average balances. However, interest income and yields calculated do not reflect any accrued interest associated with non-accrual loans.
(3) The interest income and yields calculated on securities have been tax affected to reflect any tax-exempt interest on municipal securities using the Company's applicable federal tax rate of 21% for each year.

Interest income and expenses are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest-bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in components of net interest income on a taxable equivalent basis:

	Volume and Rate (dollars in thousands) Years Ending December 31,					
	2024			**2023**		
	Volume Effect	**Rate Effect**	**Change in Income/ Expense**	**Volume Effect**	**Rate Effect**	**Change in Income/ Expense**
Loans	$ 383	$ 2,744	$ 3,127	$ 474	$ 4,729	$ 5,203
Federal funds sold	1,148	19	1,167	(148)	1,889	1,741
Interest-bearing deposits	14	265	279	(52)	266	214
Securities	146	549	695	71	264	335
Restricted stock	9	4	13	4	12	16
Total earning assets	1,700	3,581	5,281	349	7,160	7,509
Liabilities:						
Demand interest bearing	(49)	1,317	1,268	(47)	1,888	1,841
Savings	74	1,129	1,203	(5)	593	588
Time deposits	1,519	1,860	3,379	349	4,715	5,064
FHLB borrowings	(16)	(16)	(32)	—	31	31
Capital notes	—	—	—	—	—	—
Financing leases	(10)	—	(10)	(10)	—	(10)
Other borrowings	(23)	—	(23)	(22)	(20)	(42)
Total interest-bearing liabilities	$ 1,495	$ 4,290	$ 5,785	$ 265	$ 7,207	$ 7,472
Change in net interest income	$ 205	$ (709)	$ (504)	$ 84	$ (47)	$ 37

Noninterest Income of Financial

Noninterest income has been and will continue to be an important factor for increasing our profitability. Our management continues to review and consider areas where noninterest income can be increased. Noninterest income (excluding securities gains and losses) consists of income from mortgage originations and sales, service fees, income from life insurance, income from credit and debit card transactions, fees generated by the investment services of Investment, and wealth management fees earned by PWW. Service fees consist primarily of monthly service and minimum account balance fees and charges on transactional deposit accounts, treasury management fees, overdraft charges, and ATM service fees.

The Bank, through the Mortgage Division originates both conforming and non-conforming consumer residential mortgages and reverse mortgage loans primarily in the Region 2000 area as well as in Charlottesville, Harrisonburg, Roanoke, Lexington, and Blacksburg. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage Division are presold to mortgage banking or other financial institutions. The Mortgage Division assumes no credit or interest rate risk on these mortgages. In addition, overall home inventory in our market areas has remains below historical levels. We operate the Mortgage Division with hybrid correspondent relationships that allow the Bank to close loans in its name before an investor purchases the loan. By using the Bank's funds to close the loan (as compared to a broker relationship in which loans are funded by the purchaser of the mortgage), the Bank is able to obtain better pricing due to the slight increase in risk.

The Mortgage Division originated 633 mortgage loans, totaling approximately $190,669,000 during the year ended December 31, 2024, as compared with 609 mortgage loans, totaling $164,511,000 in 2023. The increase in originations was due to a slight decrese interest rates coupled with a slight increase in housing inventory in our markets.

Rates remained elevated throughout 2024 as compared to recent history. Loans for new home purchases comprised 81% of the total volume in 2024, as compared to 80% in 2023. The Mortgage Division's revenue is derived from gains on sales of loans held-for-sale to the secondary market. For the year ended December 31, 2024, the Mortgage Division accounted for 7.52% of Financial's total revenue, as compared with 7.54% of Financial's total revenue for the year ended December 31, 2023. Mortgage contributed $827,000 and $452,000 to Financial's pre-tax net income in 2024 and 2023, respectively. Because of the uncertainty surrounding current and near-term economic conditions, management cannot predict future mortgage rates. Management also anticipates that in the near to medium term, if rates continue to stay above 5% to 6% and prices remain relatively steady or increase, refinancing opportunities will be scarce, and the majority of the loan mix will continue to lean towards new home purchases and away from refinancing.

Recently, the Mortgage Division has established a presence in the Wytheville market area. Management expects that the Mortgage Division's reputation in its markets and our recently added offices and producers present an opportunity for us to continue to grow the Mortgage Division's market share and, in the longer term, revenue.

Service charges, fees, and commissions increased to $4,003,000 for the year ended December 31, 2024, from $3,901,000 for the year ended December 31, 2023, primarily due to increases related to commissions on the sales of securities, debit card fees, and treasury management fees.

Investment provides brokerage services to its clients through an agreement with a third-party broker-dealer. Pursuant to this arrangement, the third-party broker-dealer operates a service center adjacent to one of the branches of the Bank. The center is staffed by dual employees of the Bank and the broker-dealer. Investment receives commissions on transactions generated and, in some cases, ongoing management fees such as mutual fund 12b-1 fees. Investment's financial impact on our consolidated revenue has been minimal. Although management cannot predict the financial impact of Investment with certainty, management anticipates it will continue to be a relatively small component of revenue in 2025.

In the third quarter of 2008, we began providing insurance and annuity products to Bank customers and others through the Bank's Insurance subsidiary. Insurance generates minimal revenue, and its financial impact on our consolidated revenue has been immaterial. Management anticipates that Insurance's impact on noninterest income will remain immaterial in 2025.

We conduct our investment advisory business through PWW, which Financial acquired on December 31, 2021. PWW is a Lynchburg, Virginia-based investment advisory firm that had approximately $650 million in assets under management and advisement at the time of the acquisition. PWW operates as a subsidiary of Financial. As of December 31, 2024, PWW's asset under management was approximately $853,970,000. PWW generates revenue primarily through investment advisory fees. The investment advisory fees will vary based on the value of assets under management. Assets under management may fluctuate due to both client action and fluctuations in the equity and debt markets. Despite the potential for fluctuation, we anticipate that PWW will continue to contribute meaningfully to the Company's consolidated net income. For the year ended December 31, 2023, its second year of operations as a subsidiary of Financial, PWW had fee income of $4,197,000. PWW's fee income increased to $4,843,000 for the year ended December 31, 2024. For the year ended December 31, 2024 and 2023, PWW accounted for 8.10% and 8.04% of Financial's total revenue, respectively.

Noninterest income increased to $15,137,000 in 2024 from $12,867,000 in 2023. The following table summarizes our noninterest income for the periods indicated:

Noninterest Income of Financial

	Noninterest Income (dollars in thousands) December 31,			
	2024		2023	
Gains on sale of loans held for sale	$	4,494	$	3,938
Service charges, fees and commissions		4,003		3,901
Wealth management fees		4,843		4,197
Life insurance income		721		548
Other		1,014		283
Gain on sales and calls of securities, net		62		—
Total noninterest income	$	15,137	$	12,867

The following table details the Company's noninterest expense:

Noninterest Expense of Financial

	Noninterest Expense (dollars in thousands) December 31,			
	2024		2023	
Salaries and employee benefits	$	19,294	$	18,311
Occupancy		1,964		1,819
Equipment		2,499		2,416
Supplies		542		530
Professional and other outside expenses		3,471		2,513
Data processing		3,057		2,783
Marketing		768		919
Credit expense		816		805
Other real estate expenses, net		—		40
FDIC insurance expense		441		419
Amortization of intangibles		560		560
Other		1,693		1,392
Total noninterest expense	$	35,105	$	32,507

The increase in noninterest expense from $32,507,000 in 2023 to $35,105,000 in 2024 was primarily driven by increases in salaries and employee benefits, professional and other outside expenses, data processing, and other expenses, partially offset by decreased marketing expenses. Salaries and employee benefits increased primarily due to higher staffing levels, salary adjustments, and additional personnel and operational costs associated with the opening of two new branch locations in 2024. In addition, the increase reflected an increase in the variable compensation component related to mortgage origination, which increased due to higher mortgage volume. Professional and other outside expenses rose significantly due to higher audit fees paid to our external audit provider, as well as increased consulting services supporting various strategic initiatives, including consultants used to negotiate contracts for the Bank. We expect the revised contracts to provide an ongoing benefit to the Bank. Data processing expenses increased as a result of higher charges from our core service provider, reflecting increased transaction volumes during the year. Other expenses grew primarily due to increased VISA card processing fees and interchange costs. Marketing expenses declined due to strategic reductions in certain advertising activities.

The efficiency ratio, calculated as noninterest expense divided by the sum of net interest income plus noninterest income, increased from 76.29% in 2023 to 79.11% in 2024. This increase was driven by higher interest expenses, which reduced net interest income, in combination with the rise in noninterest expenses outlined above. The efficiency ratio is a non-GAAP financial measure used by the Company to assess operational efficiency. No non-recurring adjustments were applied in calculating this ratio.

Income Tax Expense

For the year ended December 31, 2024, Financial had federal income tax expense of $1,979,000 as compared to a federal income tax expense of $1,575,000 in 2023, which equates to effective tax rates of 19.94**%** and 15.32%, respectively. Our effective tax rate was lower than the statutory corporate tax rate in 2024 because of federal income tax benefits resulting from the tax treatment of earnings on bank-owned life insurance and certain tax-free municipal securities and loans. Our effective tax rate was lower than the statutory corporate tax rate in 2023 because, in addition to the same factors in 2024, in the fourth quarter we utilized a tax benefit for Virginia state income tax purposes that has accumulated as a result of parent company-only (i.e., not consolidated) losses over time. This resulted in a one-time credit to income tax expense and led to a sharp decrease in the effective tax rate in 2023 as compared to 2024. Note 12 of the consolidated financial statements provides additional information with respect to our 2023 and 2024 federal income tax expense and deferred tax accounts.

ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2024 and December 31, 2023

General

Our total assets were $979,244,000 at December 31, 2024, an increase of $9,873,000 or 1.02% from $969,371,000 at December 31, 2023, primarily due to increases in loans, net of allowance for credit losses and loans held for sale and partially offset by decreases in securities available-for-sale. As explained in more detail below, deposits increased from $878,459,000 on December 31, 2023, to $882,404,000 on December 31, 2024. These deposits were in large part used to purchase fed funds sold and securities available for sale.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay through cash flow. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and the allowance, increased to $636,552,000 on December 31, 2024, from $601,921,000 on December 31, 2023. Total loans increased primarily due to higher demand and originations in all segments of our commercial real estate and consumer lending portfolios other than consumer open-end and residential construction, the latter of which declined by approximately $5,520,000. Competition for qualified borrowers continues to remain strong.

As of December 31, 2024, the Bank had $1,640,000, or 0.25% of its total loans, in non-accrual status compared with $391,000, or 0.06% of its total loans, at December 31, 2023. Management is continuing its efforts to reduce non-performing assets through enhanced collection efforts and the liquidation of underlying collateral when applicable. The Bank attempts to work with borrowers on a case-by-case basis to protect the Bank's interests. However, despite our commitment, a reduction of non-accrual loans can be dependent on a number of factors, including an increase in unemployment, adverse housing market conditions, and overall economic conditions at the local, regional, and national levels. See "*Asset Quality*" below.

The following table summarizes net charge-offs, average loan balance and the percentage of net (charge-offs) recoveries to average loan balance for each of the Company's loan segments at the end of the period:

Loan Portfolio
(dollars in thousands)
December 31,

2024	(Recovery of) Provision for Credit Losses		Net (Charge-offs) Recoveries		Average Loans		Ratio of Annualized Net (Charge-offs) Recoveries to Average Loans
Commercial	$	(20)	$	192	$	65,588	0.29%
Commercial real estate		(273)		7		342,641	0.00%
Consumer		(216)		(35)		77,080	-0.05%
Residential		(24)		1		138,460	0.00%
Total	$	(533)	$	165	$	623,769	0.03%
2023							
Commercial	$	37	$	(99)	$	81,340	-0.12%
Commercial real estate		(170)		96		344,541	0.03%
Consumer		(28)		(40)		88,033	-0.05%
Residential		96		16		102,133	0.02%
Total	$	(65)	$	(27)	$	616,047	0.00%

The following table sets forth the maturities of the loan portfolio at December 31, 2024:

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2024

	Less than One Year		After One but Within Five Years		After Five but Within Fifteen Years		After Fifteen Years		Total	
Commercial	$	18,853	$	19,604	$	10,839	$	17,122	$	66,418
Commercial real estate		14,330		48,727		142,180		154,178		359,415
Consumer		3,935		15,457		54,584		4,334		78,310
Residential		17,178		8,741		20,764		92,770		139,453
Total	$	54,296	$	92,529	$	228,367	$	268,404	$	643,596
Loans with fixed interest rates:										
Commercial	$	10,747	$	16,938	$	4,738	$	2,052	$	34,475
Commercial real estate		6,934		39,672		31,345		299		78,250
Consumer		1,599		2,450		20,467		1,211		25,727
Residential		10,024		6,373		6,308		1,116		23,821
Total	$	29,304	$	65,433	$	62,858	$	4,678	$	162,273
Loans with variable interest rates:										
Commercial	$	8,106	$	2,666	$	6,101	$	15,070	$	31,943
Commercial real estate		7,396		9,055		110,835		153,879		281,165
Consumer		2,336		13,007		34,117		3,123		52,583
Residential		7,154		2,368		14,456		91,654		115,632
Total	$	24,992	$	27,096	$	165,509	$	263,726	$	481,323

Deposits

Total deposits increased by 0.45%, from $878,459,000 at December 31, 2023, to $882,404,000 at December 31, 2024. Noninterest-bearing deposits decreased by $3,945,000, or 0.45%, from $134,275,000 at December 31, 2023, to $129,692,000 at December 31, 2024. This decrease was primarily due to customers moving funds to higher-rate accounts both within and outside the Bank. Interest-bearing deposits increased by $8,528,000, or 1.15%, from $744,184,000 at December 31, 2023, to $752,712,000 at December 31, 2024.

We continue to pursue deposit growth in our Charlottesville, Harrisonburg, Roanoke, Appomattox, and Rustburg markets and remain focused on acquiring primary checking accounts from commercial loan customers to strengthen our core deposit base.

The following table sets forth the average deposit balances and the rates paid on deposits for the years indicated:

	Average Deposits and Rates Paid (dollars in thousands) Year Ended December 31,				
	2024			2023	
	Amount	Rate		Amount	Rate
Noninterest-bearing deposits	$ 140,958	—	$	153,009	—
Interest-bearing deposits					
Interest checking	$ 314,112	0.63%	$	316,600	0.36%
Money market	84,316	1.89%		90,668	1.32%
Savings	136,169	1.37%		123,736	0.54%
Time deposits					
Less than or equal to $250,000	184,369	4.01%		154,980	3.08%
Greater than $250,000	41,525	4.29%		28,276	3.64%
Total interest-bearing deposits	$ 760,491	1.92%	$	714,260	1.23%
Total deposits	$ 901,449			$ 867,269	

The following table includes a summary of maturities of CDs greater than $250,000:

	Maturities of CD's Greater than $ 250,000 (dollars in thousands)				
	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2024	$ 16,706	$ 12,468	$ 11,352	$ 3,720	$ 44,246

The total amount of all deposit categories in excess of the FDIC $250,000 insurance limit was $276,476,000 and $221,312,000 as of December 31, 2024 and 2023, respectively.

Cash and Cash Equivalents

Cash and cash equivalents decreased from $74,838,000 on December 31, 2023, to $73,309,000 on December 31, 2024. Federal funds sold increased slightly to $50,022,000 on December 31, 2024, from $49,225,000 on December 31, 2023. The increase in federal funds sold is primarily due to modest growth in total deposits. Fluctuations in federal funds sold balances reflect our ongoing liquidity management practices.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

| | **Securities Portfolio**
(dollars in thousands)
December 31, | |
	2024	**2023**
Held-to-maturity		
U.S. agency obligations	$ 3,170	$ 3,231
Available-for-sale		
U.S. treasuries	$ —	$ 4,947
U.S. agency obligations	73,060	60,955
Mortgage - backed securities	58,973	95,079
Municipals	41,561	40,789
Corporates	14,322	14,740
Total available-for-sale	$ 187,916	$ 216,510

Deposited funds are generally invested in overnight vehicles, including federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of federal funds sold and investment securities (aggregate of available-for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio and in anticipation of rising rates. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity at amortized cost decreased slightly from $3,622,000 at December 31, 2023, to $3,606,000 at December 31, 2024, due to normal amortization of premiums. The decision to invest surplus funds into securities held-to-maturity reflects our assessment that such funds will not be required for liquidity during the securities' term, though they may be pledged for short-term borrowings or collateral for public deposits.

The portfolio of securities available-for-sale decreased from $216,510,000 at December 31, 2023, to $187,916,000 at December 31, 2024. This decrease primarily resulted from principal repayments, maturities, and calls totaling $15,854,000, combined with a decline in the fair value of the portfolio of $1,300,000 (net of tax), driven by increasing interest rates and shorter portfolio duration. During 2024, the Bank sold $31,353,000 available-for-sale securities and purchased $20,752,000 of available-for-sale securities, using liquidity from maturing securities and repayments.

The following table shows the maturities of held-to-maturity and available-for-sale securities at fair value at December 31, 2024 and 2023 and approximate weighted average yields of such securities. Weighted average yields on all securities including state and political subdivision securities are shown on a pre-tax basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis

(dollars in thousands)

At December 31, 2024

	Less than One Year		One to Five Years		Five to Ten Years		Greater than Ten Years		Total	
Held-to-maturity										
U.S. Agency										
Fair value	$	—	$	—	$	2,177	$	993	$	3,170
Weighted average yield						2.88%		3.30%		
Available-for-sale securities										
U.S. Agency										
Fair value	$	13,906	$	27,113	$	26,275	$	5,766	$	73,060
Weighted average yield		1.51%		1.52%		2.30%		3.64%		
Mortgage Backed Securities										
Fair value	$	—	$	—	$	8,174	$	50,799	$	58,973
Weighted average yield						1.60%		2.38%		
Municipals										
Fair value	$	—	$	6,132	$	10,982	$	24,447	$	41,561
Weighted average yield				1.78%		2.42%		2.72%		
Corporates										
Fair value	$	1,480	$	2,865	$	9,977	$	—	$	14,322
Weighted average yield		2.36%		2.75%		3.85%				
Total portfolio										
Fair value	$	15,386	$	36,110	$	57,585	$	82,005	$	191,086
Weighted average yield		1.60%		1.66%		2.51%		2.58%		

Securities Portfolio Maturity Distribution / Yield Analysis

(dollars in thousands)

	At December 31, 2023				
	Less than One Year	**One to Five Years**	**Five to Ten Years**	**Greater than Ten Years**	**Total**
Held-to-maturity					
U.S. Agency					
Fair value	$ —	$ —	$ 2,199	$ 1,032	$ 3,231
Weighted average yield			2.88%	3.27%	
Available-for-sale securities					
U.S Treasury					
Fair value	$ 4,947	$ —	$ —	$ —	$ 4,947
Weighted average yield	1.73%				
U.S. Agency					
Fair value	$ —	$ 35,838	$ 23,291	$ 1,826	$ 60,955
Weighted average yield		1.50%	1.55%	2.09%	
Mortgage Backed Securities					
Fair value	$ —	$ 643	$ 11,014	$ 83,422	$ 95,079
Weighted average yield		1.67%	1.91%	3.53%	
Municipals					
Fair value	$ 486	$ 3,147	$ 10,510	$ 26,646	$ 40,789
Weighted average yield	1.50%	2.04%	2.02%	2.60%	
Corporates					
Fair value	$ —	$ 4,228	$ 10,512	$ —	$ 14,740
Weighted average yield		2.62%	3.85%		
Total portfolio					
Fair value	$ 5,433	$ 43,856	$ 57,526	$ 112,926	$ 219,741
Weighted average yield	1.71%	1.65%	2.14%	3.11%	

Cash surrender value of bank-owned life insurance

The Company has funded bank-owned life insurance (BOLI) for certain of its officers. The Company is the owner and sole beneficiary of the BOLI policies. As of December 31, 2024, the BOLI had a cash surrender value of $22,907,000, an increase of $1,321,000 from the cash surrender value of $21,586,000, as of December 31, 2023. The Company purchased additional BOLI in 2024 and 2023 in the amounts of $600,000 and $1,800,000, respectively. With the exception of purchases, the value of BOLI increases from the cash surrender values of the pool of insurance. The increase in cash surrender value is recorded as a component of noninterest income; however, the Company does not pay tax on the increase in cash value. This profitability is used to offset a portion of current and future employee benefit costs. BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquired entity, over the fair value of the nets assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a

purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 1 of each year as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

On December 31, 2021, Financial completed its acquisition of Pettyjohn, Wood & White, Inc. ("PWW"), a Lynchburg, Virginia-based investment advisory firm with approximately $650 million in assets under management and advisement at the time of the acquisition. PWW operates as a subsidiary of Financial. The acquisition date fair value of consideration transferred totaled $10.5 million, which was paid in cash.

In connection with the transaction, the Company recorded intangibles relating to customer relationships and the resultant goodwill, representing the excess of the fair value of the consideration transferred over the fair value of the assets acquired and liabilities assumed in accordance with the acquisition method of accounting. Other assets acquired and liabilities assumed in the combination were not significant.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities.

The liquidity of Financial depends primarily on Financial's current assets, available credit, and the dividends paid to it by the Bank and PWW. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements. Management believes that Financial has sufficient liquidity to meet its current obligations. See "*Capital Resources,*" below.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, borrowers, creditors, and others. Liquidity management involves monitoring the Bank's sources and uses of funds in order to meet the day-to-day cash flow requirements while maximizing profits. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of securities held-to-maturity is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net non-maturity deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Specifically,

- Additional borrowings may be obtained through the Federal Home Loan Bank of Atlanta (FHLBA). As of December 31, 2024, the Bank's remaining available credit through the FHLBA was $242,535,000, based on the most recent calculation. The Bank currently has pledged collateral amounting to approximately $33,210,000, enabling it to borrow up to $19,911,000, of which $0 was drawn and outstanding as of December 31, 2024. Additional collateral would need to be pledged for the full credit amount to become available.

- Unsecured federal funds lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $13,000,000, PNC Bank, $6,000,000, First National Bankers' Bank, $10,000,000, Pacific Coast Bankers' Bank, $20,000,000 and Zions Bank, $4,000,000.

At December 31, 2024, liquid assets, which include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, and securities available-for-sale, totaled $261,225,000, as compared to $291,348,000 at December 31, 2023. Investment securities traditionally provide a secondary source of liquidity because they can be converted into cash in a timely manner. However, approximately $50,187,000 (current market value) of these securities are pledged to secure public deposits and unfunded lines of credit. In the event any secured line of credit is drawn upon, the related debt would need to be repaid before the securities could be sold and converted to cash.

While we have not experienced any unusual pressure on our deposit balances or our liquidity position as a result of increased interest rates or recent turmoil in the banking system, management continues to monitor our sources and uses of funds in order to meet our cash needs and cash flow requirements while maximizing profits.

Our ongoing liquidity management framework includes internal stress testing scenarios and robust contingency plans to address potential deposit volatility or market disruptions.

Management believes that the Bank has the ability to meet its liquidity needs.

The following table sets forth non-deposit sources of funding:

Funding Sources
(dollars in thousands)

Source	December 31, 2024 Capacity	Outstanding	Available
Federal funds purchased lines (unsecured)	$ 53,000	$ —	$ 53,000
Federal funds purchased lines (secured)	4,950	—	4,950
Borrowings from FHLB Atlanta (1)	242,535	—	242,535
Total	$ 300,485	$ —	$ 300,485

Source	December 31, 2023 Capacity	Outstanding	Available
Federal funds purchased lines (unsecured)	$ 53,000	$ —	$ 53,000
Federal funds purchased lines (secured)	4,597	—	4,597
Borrowings from FHLB Atlanta (1)	239,927	—	239,927
Total	$ 297,524	$ —	$ 297,524

(1) Currently the Bank has in place collateral in the form of 1-4 family residential mortgages and securities in the amount of approximately $33,210,000, against which $0 was drawn and outstanding on December 31, 2024. Additional collateral would be required to be pledged in order for the full $300,485,000 to be available.

At the end of 2024, approximately 31.17%, or $200,583,000 of the loan portfolio could mature or could reprice within a one-year period. At December 31, 2024, non-deposit sources of available funds totaled $300,485,000, which included $242,535,000 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for credit losses).

On June 7, 2012, the Federal Reserve issued a series of proposed rules that would revise and strengthen its risk-based and leverage capital requirements and its method for calculating risk-weighted assets. The rules were proposed to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. On July 2, 2013, the Federal Reserve approved certain revisions to the proposals and finalized new capital requirements for banking organizations.

Effective January 1, 2015, the final rules require the Bank to comply with the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets; (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the previous requirement); and (iv) a leverage ratio of 4.0% of total assets. A capital conservation buffer requirement was phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

Since January 1, 2019 the rules have required the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus the 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7.0%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

With respect to the Bank, the rules also revised the "prompt corrective action" regulations pursuant to Section 38 of the FDIA by (i) introducing a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well-capitalized status being 8.0% (as compared to the previous 6.0%); and (iii) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well-capitalized.

The capital requirements also include changes in the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on non-accrual status, a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable, a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights (from 0% to up to 600%) for equity exposures.

Pursuant to the Regulatory Relief Act, on September 17, 2019, the federal banking agencies adopted a final rule regarding a community bank leverage ratio. Under the final rule, which was effective on January 1, 2020, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio (equal to tier 1 capital divided by average total consolidated assets) of greater than 9 percent, will be eligible to opt into the community bank leverage ratio framework (qualifying community banking organizations). Qualifying community banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than 9 percent will be considered to have satisfied the generally applicable risk-based and leverage capital requirements in the agencies' capital rules (generally applicable rule) and, if applicable, will be considered to have met the well-capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act.

The Bank's regulatory capital levels exceed those established for well-capitalized institutions.

The following table (along with Note 18 of the consolidated financial statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2024 and 2023:

Analysis of Capital for Bank of the James (Bank only)
(dollars in thousands)

Analysis of Capital (in 000's)	December 31, 2024	December 31, 2023
Tier 1 capital		
Common Stock	$ 3,742	$ 3,742
Surplus	22,325	22,325
Retained earnings	65,292	65,172
Total Tier 1 capital	$ 91,359	$ 91,239
Common Equity Tier 1 Capital (CET1)	$ 91,359	$ 91,239
Tier 2 capital		
Allowance for credit losses	$ 7,044	$ 7,412
Total Tier 2 capital:	$ 7,044	$ 7,412
Total risk-based capital	$ 98,403	$ 98,651
Risk weighted assets	$ 766,614	$ 737,505
Average total assets	$ 1,010,594	$ 953,757

	Actual		Regulatory Benchmarks	
	December 31, 2024	December 31, 2023	For Capital Adequacy Purposes (1)	For Well Capitalized Purposes
Capital Ratios:				
Tier 1 capital to average total assets	9.04%	9.57%	4.000%	5.000%
Common Equity Tier 1 capital	11.92%	12.37%	7.000%	6.500%
Tier 1 risk-based capital ratio	11.92%	12.37%	8.500%	8.000%
Total risk-based capital ratio	12.84%	13.38%	10.500%	10.000%

(1)   Includes capital conservation buffer of 2.5%, where applicable.

On April 13, 2020, the Company commenced a private placement of unregistered debt securities (the "2020 Offering"). In the 2020 Offering, the Company sold and closed $10,050,000 in principal of notes (the "2020 Notes") during the second and third quarters of 2020. The 2020 Offering officially ended on July 8, 2020. The 2020 Notes bear interest at the rate of 3.25% per year with interest payable quarterly in arrears. The 2020 Notes will mature on June 30, 2025 and are subject to full or partial repayment on or after June 30, 2021. The balance of the 2020 Notes as presented on the December 31, 2024 consolidated balance sheet is net of unamortized issuance costs.

In December 2024, the Bank paid a dividend to Financial of $5,000,000. That dividend had the effect of lowering the capital ratios set forth above.

The capital ratios set forth in the above tables state the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $3 billion, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would be slightly lower than the capital ratios of the Bank because of the Company's decision to contribute a portion of the debt offerings to the Bank.

Stockholders' Equity

Stockholders' equity increased from December 31, 2023, to December 31, 2024, primarily due to net income earned during the year, partially offset by dividends paid to stockholders and a decrease of $1,300,000 in the market value (mark-to-market adjustment, net of taxes) of available-for-sale securities during 2024. As of December 31, 2024, we had an unrealized loss in our securities available-for-sale portfolio of $22,915,000 as compared to $21,615,000 on December 31, 2023. The unrealized loss is due to changes in market rates of interest rather than the creditworthiness of the issuers. Financial does not expect to realize the losses, as it has the intent and ability to hold the securities until their recovery, which may be at maturity.

Asset Quality

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as non-accrual when interest is deemed uncollectible or when the borrower is 90 days or more past due. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan and the borrower has demonstrated the capacity to repay the loan for six consecutive months or ii) the loan committee of the Board of Directors determines that a borrower has the capacity to repay the loan.

Non-accrual loans increased to $1,640,000 on December 31, 2024, from $391,000 on December 31, 2023. This increase primarily resulted from specific commercial credits being downgraded during 2024. Total charge-offs during 2024 were $84,000 compared to $236,000 in 2023. In 2024, the Bank recovered $249,000 in loans previously charged off, as compared with recoveries of $209,000 in 2023.

We also classify other real estate owned (OREO) as a nonperforming asset. OREO is the value of real property acquired by the Bank following default by the borrower. During the twelve months ended December 31, 2024 the Bank disposed of two (2) OREO properties and did not acquire any OREO properties. As of December 31, 2024 the Bank was carrying no OREO properties. The following table represents the changes in OREO balance in 2024 and 2023:


OREO Changes
(dollars in thousands)


	Year Ended December 31,	
	2024	**2023**
Balance at the beginning of the year (net)	$ —	$ 566
Transfers from Loans	—	—
Capitalized costs	—	—
Valuation Adjustment	—	(23)
Sales proceeds	—	(540)
Loss on sales	—	(3)
Balance at the end of the year (net)	$ —	$ —

Non-accrual loans plus OREO increased to $1,640,000 on December 31, 2024 from $391,000 on December 31, 2023, an increase of 319.44%.

We classified loan modifications as both performing and nonperforming assets. Loans individually evaluated are based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. We maintain a valuation allowance to the extent that the measure of the loan individually evaluated is less than the recorded investment. Loan modifications occurred when we agreed to significantly modify the original terms of a loan by granting a concession due to the deterioration in the financial condition of the borrower. These concessions typically were made for loss mitigation purposes and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Performing loan modifications were $354,000 and $431,000 on December 31, 2024 and 2023.

The amount allocated during the year to the provision for credit losses represents management's estimate of expected credit losses in the existing loan portfolio. Management's policy is to maintain the allowance for credit losses at a level sufficient to absorb all expected losses over the life of the loans. Both the amount of the provision and the level of the allowance for credit losses are influenced by numerous factors, including current and forecasted economic conditions, historical credit loss experience, loan performance metrics, borrower-specific conditions, and other relevant qualitative considerations. In performing its credit loss analysis, the Bank assigns a risk rating to each loan in the Bank's portfolio.

The Bank's allowance for credit losses decreased 4.96%, from $7,412,000 on December 31, 2023, to $7,044,000 on December 31, 2024, primarily due to changes in the factors used in the CECL model, particularly peer data and several factors driven by positive economic trends, which includes input related to the economy, peer asset quality data, and other quantitative factors. At December 31, 2024, the allowance for credit losses was 1.09% of total loans outstanding, versus 1.22% of total loans outstanding at December 31, 2023.

Management intends to continue to be proactive in quantifying and mitigating the ongoing risk associated with all asset classes. If interest rates rise and/or the U.S. economy experiences a recession, certain borrowers may experience difficulty and the level of nonperforming loans, charge-offs and delinquencies could rise and require increases in the allowance for credit losses. The process of identifying potential credit losses is a subjective process. Therefore, the Company maintains a general reserve to cover credit losses within the portfolio.

No non-accrual loans were excluded from loans individually evalauted impaired loans at December 31, 2024 and 2023. If interest on these loans had been accrued, such income cumulatively would have approximated $72,000 and $37,000 at December 31, 2024 and 2023, respectively. Loan payments received on non-accrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed below.

The following table shows the balance and percentage of the Bank's allowance for credit losses allocated to each major category of loans:

Allocation of Allowance for Credit Losses
(dollars in thousands)
At December 31,

| | 2024 | | 2023 | |
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$ 686	10.72%	$ 514	10.72%
Commercial real estate	3,719	53.97%	3,985	53.97%
Consumer	842	12.56%	1,093	12.56%
Residential	1,797	22.76%	1,820	22.76%
Total	$ 7,044	100.00%	$ 7,412	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2024	2023
Nonaccrual loans		
Commercial	$ 472	$ —
Commercial Real Estate	397	391
Consumer	192	—
Residential	579	—
Total nonaccrual loans	$ 1,640	$ 391
Foreclosed Properties		
Commercial	—	—
Commercial Real Estate	—	—
Consumer	—	—
Residential	—	—
Total foreclosed properties	$ —	$ —
Repossessed Assets	—	—
Total Nonperforming assets	$ 1,640	$ 391
Total nonperforming loans as a percentage of total loans	0.25%	0.06%
Total nonperforming loans as a percentage of total assets	0.17%	0.04%
Allowance for credit losses on loans as a percentage of nonperforming loans	429.43%	1894.56%
Allowance for credit losses on loans as a percentage of period end loans	1.09%	1.22%
Total nonaccrual loans as a percentage of total loans	0.25%	0.06%
Allowance for credit losses on loans as a percentage of nonaccrual loans	429.43%	1894.56%

The allowance for credit losses as a percentage of non-accrual loans decreased from 2023 to 2024 due to a increase in non-accrual loans during 2024. Specifically, non-accrual loans increased sharply from $391,000 at December 31, 2023, to $1,640,000 at December 31, 2024, while the allowance for credit losses decreased from $7,412,000 to $7,044,000 over the same period. This disproportionate increase in non-accrual loans compared to the allowance for credit losses resulted in a lower coverage ratio for 2024. As a community bank, the Bank remains committed to growing assets through quality loan growth by providing credit to small and mid-size businesses and individuals within the markets we serve. Based on our loan portfolio as of December 31, 2024, the non-owner occupied commercial real estate loans and the construction and land development loans were approximately 231.87% and 32.00% (based on interagency CRE guidelines) of total risk-based capital, respectively.

We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and board levels, and we continue to monitor the level of the concentration in commercial real estate loans within our loan portfolio monthly.

The Bank closely monitors concentrations within its commercial real estate loan portfolio. As of December 31, 2024, non-owner occupied commercial real estate loans totaled $195,089,000, or 30.31% of total loans. The Bank has minimal exposure to loans secured by large office buildings or shopping centers, which comprise less than 5% of the non-owner occupied commercial real estate portfolio. The majority of the Bank's non-owner occupied commercial loans are secured by smaller, multi-tenant properties diversified across various industries and geographies within our market areas.

The Bank does not have any non-owner-occupied commercial loans secured by properties in major city centers. We have not seen an increase in delinquencies in loans secured by non-owner occupied commercial real estate.

In addition, to help manage risk we actively manage and monitor our commercial real estate risk through, when appropriate, the following:

Origination and Analysis

We have a thorough loan origination process. For all CRE loans secured by real estate collateral, we require an appraisal or valuation at the time that we originate the loan. We generally do not approve loans that have a loan-to-value ratio in excess of 80%. We perform an individual property cashflow analysis and, if appropriate, a global cash flow analysis at origination and generally require a debt service coverage ratio of at least 1.2x.

Ongoing Risk Management

Following origination, we continue to manage risk. Our ongoing risk management includes:

- Utilizing enhanced risk rating systems specific to CRE exposures;

- Obtaining regular third-party loan reviews of the CRE portfolio;

- Obtaining subsequent appraisals when either required by regulations or dictated by our internal policies;

- Stress testing of property cash flows using various vacancy and rate scenarios during underwriting;

- Regular monitoring of local market conditions and property sector trends;

- Meeting at least annually with clients to which the Bank has significant exposure along with market-level monitoring of vacancy rates and rental trends;

- Performing annual reviews, including the review of current financial information, rate shocking, and collecting and analyzing rent rolls and operating statements at least annually; and

- Utilizing a risk rating system that incorporates both property and borrower performance metrics.

Credit Enhancements

Where appropriate, we mitigate risk by obtaining credit enhancements. Typical enhancements to CRE loans include personal guarantees, secondary collateral, and liquid collateral.

The following table sets forth information for non-owner occupied CRE Loans for each loan category (classified by purpose code and collateral description) that comprises more than one percent (1%) of our total loans:

Commercial Real Estate Loan Portfolio (CRE)
Non-Owner Occupied
(in thousands)
As of December 31, 2024

Collateral Description	Total Number of Loans	Current Balance	% of Total Loans	Average Balance	Weighted Avg LTV of Top 5 Loans (1)
Multi-Family (5 or more)	43	$ 52,583	8.19%	$ 1,239	53.39%
Hotel/Motel	9	32,560	5.07%	3,618	57.34%
Office Building	37	25,631	3.99%	693	58.77%
Retail Store	27	20,131	3.13%	774	62.81%
Medical Building	6	8,835	1.38%	1,473	56.60%

(1) Loan-to-value is based on collateral valuation at origination date against current bank-owned principal.

The following table sets forth information for owner occupied CRE Loans for the four largest categories of loans (classified by purpose code and collateral description) that comprises more than one percent (1%) of our total loans:

Commercial Real Estate Loan Portfolio (CRE)
Owner Occupied
(in thousands)
As of December 31, 2024

Collateral Description	Total Number of Loans	Current Balance	% of Total Loans	Average Balance	Weighted Avg LTV of Top 5 Loans (1)
Industrial	32	$ 33,046	5.14%	$ 1,066	59.19%
Office Building	65	27,282	4.25%	379	55.58%
Medical Building	25	15,232	2.37%	609	72.99%
Retail Store	30	14,326	2.23%	494	58.74%

(1) Loan-to-value is based on collateral valuation at origination date against current bank-owned principal.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest-bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired longer fixed rate loans, generally in excess of ten years.

Management monitors interest rate levels on a daily basis and meets quarterly with the board of directors, who acts as the Enterprise Risk Management and Asset/Liability Committee ("ALCO"). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly economic value of equity analysis, a survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by ALCO, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Other Borrowings

On April 13, 2020 the Company commenced a private placement of unregistered debt securities (the "2020 Offering"). In the 2020 Offering, the Company issued $10,050,000 in principal of notes (the "2020 Notes") during the second and third quarters of 2020. The 2020 Notes bear interest at the rate of 3.25% per year with interest payable quarterly in arrears. The 2020 Notes will mature on June 30, 2025 and are subject to full or partial repayment on or after June 30, 2021. The balance of the 2020 Notes as presented on the December 31, 2024 and 2023 consolidated balance sheets is net of unamortized issuance costs.

On December 29, 2021 Financial borrowed $11,000,000 from National Bank of Blacksburg pursuant to a secured promissory note (the "NBB Note"). The note was modified as of July 1, 2022. Pursuant to the modified note, the note bears interest at the rate of 3.90%. The note is being amortized over a 15-year period from the original date, with a balloon payment of approximately $8,104,000 on December 31, 2026. The note is secured by a first priority lien on approximately 4.95% of the Bank's common stock. The balance of the NBB Note is presented on the December 31, 2024 and 2023 consolidated balance sheets under "other borrowings" and is net of unamortized issuance costs. A portion of the proceeds were used to purchase 100% of the capital stock of PWW.

Financial uses borrowing in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short and long-term nature.

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions, which totaled $0 as of December 31, 2024 and December 31, 2023. As set forth under "*Analysis of Financial Condition - Liquidity*," above, the

Bank has the ability to borrow funds from a number of sources. The Bank had no amounts outstanding on these facilities as of December 31, 2024 and 2023.

Off-Balance Sheet Arrangements

At December 31, 2024, the Bank had rate lock commitments to originate mortgage loans through its Mortgage Division amounting to approximately $9,303,000. The Bank recorded $42,000 in net other assets in relation to its interest rate lock commitments at December 31, 2024. The Bank has entered into corresponding commitments with third party investors to sell each of these loans that close. No other obligation exists.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

| | Contract Amounts (dollars in thousands) at December 31, | |
	2024	2023
Commitments to extend credit	$ 182,522	$ 173,148
Standby letters of credit	3,507	2,636
Total	$ 186,029	$ 175,784

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases eight of its banking facilities and one mortgage production office. "*Note 23 – Leases*" in the Notes to Consolidated Financial Statements provides information on the Company's liability under the Company's leases of significance.

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the real property the Bank is holding for potential branch expansion.

Real Property located at 2935 Rockfish Valley Highway, Nellysford, Virginia. On September 18, 2023, the Bank purchased real property located at 2935 Rockfish Valley Highway, Nellysford, Virginia. The building on the property previously served as a bank branch for another financial institution. The Bank anticipates that the cost to upfit the building will be minimal. The property is a subject to a restrictive covenant that prohibits the Bank from using the property for any banking-related activity until the covenant expires in September 2025. The Bank currently operates a temporary branch at 2800 Rockfish Valley Highway, Nellysford, Virginia and intends to relocate to this location after the covenant expires.

Atherholt Road, Lynchburg, Virginia. On December 31, 2021, the Bank purchased real property located at 1925 Atherholt Road, Lynchburg, Virginia. The building currently serves as the offices for Financial's wholly-owned subsidiary, PWW. PWW is currently leasing the space from the Bank on a month-to-month basis. While the Bank currently does not have a timeline for a branch at this location, the space is attractive for a branch due to its close proximity to Centra's Lynchburg General Hospital. Management expects that the investment needed to upfit the property will be minimal.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of opening.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "*Impact of Recent Accounting Pronouncements*" in Note 24 to the consolidated financial statements included in Item 8 of this Form 10-K.

Item 7A.   Quantitative and Qualitative Disclosure About Market Risk

Not applicable

Item 8.   Financial Statements and Supplementary Data

The following financial statements are filed as a part of this report:

Management's Annual Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firms

Consolidated Financial Statements

Balance Sheets, December 31, 2024 and December 31, 2023

Statements of Income, Years Ended December 31, 2024 and December 31, 2023

Statements of Comprehensive Income, Years Ended December 31, 2024 and December 31, 2023

Statements of Changes in Stockholders' Equity, Years Ended December 31, 2024 and December 31, 2023

Statements of Cash Flows, Years Ended December 31, 2024 and December 31, 2023

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bank of the James Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Bank of the James Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company changed its accounting for segment reporting in 2023. We also have audited the adjustments to the 2023 financial statements to retrospectively apply the change in accounting for segment reporting, as described in Note 9. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses - Collectively Evaluated Loans

As described in Note 5 to the Company's financial statements, the Company has a gross loan portfolio of approximately $643.6 million and related allowance for credit losses (ACL) of $7.0 million as of December 31, 2024. As described by the Company in Note 2, the Company uses the discounted cash flow method to estimate expected credit losses for loans that are collectively evaluated. In addition to its own loss experience, the Company also includes peer bank historical loss experience in its assessment of expected credit losses to determine the allowance for credit losses. For the purposes of calculating its quantitative reserves, the Company has segmented its loan portfolio based on loans which share similar risk characteristics. Within the quantitative portion of the calculation, the Company utilizes at least one or a combination of loss drivers, which may include unemployment rates and/or gross domestic product to adjust its loss rates over a reasonable and supportable forecast period of one year. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company utilizes a qualitative scorecard. Qualitative factors considered include variability in the economic forecast, changes in volume and severity of adversely classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments, factors related to credit administration, and other risks not embedded in the data used in the model.

We identified the Company's estimate of the allowance for credit losses, and more specifically the allowance on loans collectively evaluated, as a critical audit matter. The principal considerations for our determination of the collectively evaluated portion of the allowance for credit losses as a critical audit matter is related to the high degree of subjectivity in the Company's determination of significant model assumptions, including the determination of macroeconomic data in the reasonable and supportable forecasts and qualitative factor adjustments. Auditing these complex judgments and assumptions by the Company involves a high degree of auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the Company's methodology and process for establishing the allowance for credit losses, including the selection and application of forecasts and the basis for development and related adjustments of the qualitative factor component of the allowance for credit losses.

- We tested the completeness and accuracy of the significant inputs into the model including the underlying data used to develop the qualitative factors and forecasts.

- We tested the computational accuracy of the model utilized to determine the allowance for credit losses by recalculating the model outputs.

- We evaluated the relevance and reasonableness of assumptions related to the determination of qualitative factor adjustments and the forecasting component of the allowance for credit losses by comparing the data used in the model to internally developed, third-party sources, and other audit evidence gathered.

/s/ Elliott Davis, PLLC

We have served as the Company's auditor since 2024.

Raleigh, North Carolina
March 26, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Bank of the James Financial Group, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the changes in the Company's disclosures about segments and related information in Note 9, the accompanying consolidated balance sheet of Bank of the James Financial Group, Inc. and its subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). The 2023 financial statements before the effects of the adjustments described in Note 9 are not presented herein. In our opinion, before the effects of the adjustments to retrospectively apply the changes in the Company's disclosures about segments and related information in Note 9, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to retrospectively apply the changes in the Company's disclosures about segments and related information in Note 9 and, accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Yount, Hyde & Barbour, P.C.

We served as the Company's auditor from 2006 to 2024.

Winchester, Virginia
March 27, 2024

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands except per share amounts)

Assets		December 31, 2024		December 31, 2023
Cash and due from banks	$	23,287	$	25,613
Federal funds sold		50,022		49,225
Total cash and cash equivalents		73,309		74,838
Securities held-to-maturity, at amortized cost (fair value of $3,170 and $3,231 as of December 31, 2024 and 2023), net of allowance for credit loss of $0 in 2024 and 2023		3,606		3,622
Securities available-for-sale, at fair value		187,916		216,510
Restricted stock, at cost		1,821		1,541
Loans, net of allowance for credit losses of $7,044 in 2024 and $7,412 in 2023		636,552		601,921
Loans held for sale		3,616		1,258
Premises and equipment, net		18,959		18,141
Interest receivable		3,065		2,835
Cash value - bank owned life insurance		22,907		21,586
Customer relationship intangibles		6,725		7,285
Goodwill		2,054		2,054
Other assets		18,714		17,780
Total assets	$	979,244	$	969,371
Liabilities and Stockholders' Equity				
Deposits				
Noninterest bearing demand	$	129,692	$	134,275
NOW, money market and savings		522,208		538,229
Time deposits		230,504		205,955
Total deposits		882,404		878,459
Capital notes, net		10,048		10,042
Other borrowings		9,300		9,890
Interest payable		722		480
Other liabilities		11,905		10,461
Total liabilities	$	914,379	$	909,332
Commitments and Contingencies				
Stockholders' equity				
Preferred stock; authorized 1,000,000 shares; none issued and outstanding	$	-	$	-
Common stock $2.14 par value; authorized 10,000,000 shares; issued and outstanding 4,543,338 as of December 31, 2024 and 2023		9,723		9,723
Additional paid-in-capital		35,253		35,253
Retained earnings		42,804		36,678
Accumulated other comprehensive loss		(22,915)		(21,615)
Total stockholders' equity	$	64,865	$	60,039
Total liabilities and stockholders' equity	$	979,244	$	969,371

See Notes to the Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Interest Income		
Loans	$ 34,505	$ 31,378
Securities		
US Government and agency obligations	1,471	1,273
Mortgage backed securities	2,315	1,899
Municipals - taxable	1,237	1,139
Municipals - tax exempt	73	73
Dividends	95	82
Corporates	543	560
Interest bearing deposits	775	496
Federal Funds sold	3,629	2,462
Total interest income	$ 44,643	$ 39,362
Interest Expense		
Deposits		
NOW, money market savings	5,455	2,984
Time Deposits	9,173	5,796
FHLB borrowings	-	31
Finance leases	76	86
Capital notes	376	327
Other borrowings	327	398
Total interest expense	15,407	9,622
Net interest income	29,236	29,740
Provision for (recovery of) credit losses	(655)	(179)
Net interest income after recovery of credit losses	29,891	29,919
Noninterest income		
Gain on sales of loans held for sale	4,494	3,938
Service charges, fees and commissions	4,003	3,901
Wealth management fees	4,843	4,197
Life insurance income	721	548
Income from SBIC fund	934	135
Other	80	148
Gain on sales and calls of securities, net	62	-
Total noninterest income	15,137	12,867
Noninterest expenses		
Salaries and employee benefits	19,294	18,311
Occupancy	1,964	1,819
Equipment	2,499	2,416
Supplies	542	530
Professional and other outside expenses	3,471	2,513
Data processing	3,057	2,783
Marketing	768	919
Credit expense	816	805
Other real estate expenses, net	-	40

See Notes to the Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)

FDIC insurance expense	441	419
Amortization of intangibles	560	560
Other	1,693	1,392
Total noninterest expenses	35,105	32,507
Income before income taxes	9,923	10,279
Income tax expense	1,979	1,575
Net Income	$ 7,944	$ 8,704
Weighted average shares outstanding - basic and diluted	4,543,338	4,562,374
Earnings per common share - basic and diluted	$ 1.75	$ 1.91

See Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	For the Year Ended December 31,	
	2024	**2023**
Net Income	$ 7,944	$ 8,704
Other comprehensive income:		
Unrealized gains on securities available-for-sale	(1,582)	6,540
Tax effect	331	(1,374)
Reclassification adjustment for gains included in net income (1)	(62)	-
Tax effect (2)	13	-
Other comprehensive income, net of tax	(1,300)	5,166
Comprehensive income	$ 6,644	$ 13,870

(1) Gains are included in "gain on sales and calls of securities, net" on the consolidated statements of income.

(2) The tax effect on these reclassifications is reflected in "income tax expense" on the consolidated statements of income.

See Notes to the Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands except per share amounts)

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total
Balance at December 31, 2022	4,628,657	$ 9,905	$ 36,068	$ 31,034	$ (26,781)	$ 50,226
Net Income	-	-	-	8,704	-	8,704
Dividends paid on common stock ($0.32 per share)	-	-	-	(1,461)	-	(1,461)
Repurchase of common stock	(85,319)	(182)	(815)	-	-	(997)
Adoption of ASU 2016-13	-	-	-	(1,599)	-	(1,599)
Other comprehensive income	-	-	-	-	5,166	5,166
Balance at December 31, 2023	4,543,338	$ 9,723	$ 35,253	$ 36,678	$ (21,615)	$ 60,039
Net Income	-	-	-	7,944	-	7,944
Dividends paid on common stock ($0.40 per share)	-	-	-	(1,818)	-	(1,818)
Other comprehensive loss	-	-	-	-	(1,300)	(1,300)
Balance at December 31, 2024	4,543,338	$ 9,723	$ 35,253	$ 42,804	$ (22,915)	$ 64,865

See Notes to the Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net Income	$ 7,944	$ 8,704
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,378	1,407
Net amortization of premiums and discounts on securities	571	1,440
Amortization of debt issuance costs	6	10
(Gain) on sales of available-for-sale securities	(62)	-
(Gain) on sales of loans held for sale	(4,494)	(3,938)
Proceeds from sales of loans held for sale	192,805	169,614
Origination of loans held for sale	(190,669)	(164,511)
Provision for (recovery of) credit losses	(655)	(179)
Loss on sale of other real estate owned	-	3
Impairment of other real estate owned	-	23
Expense (benefit) for deferred income taxes	28	(356)
Bank owned life insurance income	(721)	(548)
(Increase) in interest receivable	(230)	(99)
Decrease (increase) in other assets	50	(3,512)
Increase in interest payable	242	391
Amortization of intangibles	560	560
Increase in other liabilities	1,756	483
Net cash provided by operating activities	$ 8,509	$ 9,492
Cash flows from investing activities		
Purchases of securities available-for-sale	$ (20,752)	$ (34,853)
Proceeds from maturities, calls and paydowns of securities available-for-sale	15,854	12,127
Proceeds from sale of securities available-for-sale	31,353	-
Purchases of bank owned life insurance	(600)	(1,800)
Purchases of Federal Home Loan Bank stock	(29)	(154)
Proceeds from sale of other real estate owned, net	-	540
Origination of loans, net of principal collected	(34,098)	2,379
Purchases of premises and equipment	(2,550)	(1,574)
Purchases of restricted securities	(251)	-
Purchase of SBIC fund	(100)	-
Net cash (used in) investing activities	$ (11,173)	$ (23,335)
Cash flows from financing activities		
Net increase in deposits	$ 3,945	$ 30,321
Principal payments on finance lease obligations	(402)	(367)
Repurchase of common stock	-	(997)
Dividends paid to common stockholders	(1,818)	(1,461)
Principal payments on bank loan	(590)	(577)

See Notes to the Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

Net cash provided by financing activities	$	1,135	$	26,919
(Decrease) increase in cash and cash equivalents		(1,529)		13,076
Cash and cash equivalents at beginning of period	$	74,838	$	61,762
Cash and cash equivalents at end of period	$	73,309	$	74,838
Non cash transactions				
Fair value adjustment for securities available-for-sale	$	(1,644)	$	6,540
Lease liabilities arising from right-of-use assets		212		-
Cash transactions				
Cash paid for interest	$	15,165	$	9,231
Cash paid for income taxes		1,850		1,865

See Notes to the Consolidated Financial Statements

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices and loan production offices of its wholly owned subsidiary bank, Bank of the James (the "Bank"), the Bank's wholly-owned subsidiary, BOTJ Insurance, Inc. ("BOTJ-Ins."), and through the Bank's two divisions, Bank of the James Mortgage division ("Mortgage Division") and BOTJ Investment Services division ("Investment Division").

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000 and other markets in Central Virginia and the Shenandoah Valley. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's locations consist of four branches (one of which is a limited-service branch) in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the Town of Bedford, Virginia, one in the Town of Altavista, Virginia, and one in the Town of Appomattox. Outside of Region 2000, the Bank also operates two full-service branches and one limited-service branch in Charlottesville, Virginia, a full-service branch in Harrisonburg, Virginia, two full-service branches in Roanoke, Virginia, a full-service branch in Rustburg, Virginia, a full-service branch in Lexington, Virginia and a mortgage origination office in Blacksburg, Virginia.

The Mortgage Division originates conforming and non-conforming home mortgages in the Region 2000 area, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista and the county seat in Rustburg), the Town of Bedford and the City of Lynchburg, Virginia, as well as the cities of Charlottesville, Harrisonburg, Lexington, Roanoke, and Blacksburg. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and such other subsidiaries as it may acquire or establish. Financial also has one wholly-owned non-operating subsidiary.

On December 31, 2021, Financial completed its acquisition of all the outstanding shares of Pettyjohn, Wood & White, Inc. ("PWW"), a Lynchburg, Virginia-based investment advisory firm with approximately $650 million in assets under management and advisement at the time of the acquisition. The acquisition was undertaken to enhance Financial's service line offerings as well as augment its noninterest income streams. PWW operates as a subsidiary of the Company.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Note 2 - Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income . Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities, earlier of call or maturity date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Allowance for Credit Losses - Held-to-Maturity Securities

The primary indicators of credit quality for the Company's held-to-maturity portfolio are security type and credit rating, which are influenced by a number of factors including obligor cash flow, geography, seniority, among other factors. Currently, the Company's held-to-maturity securities consist completely of securities covered by the explicit or implied guarantee of the United States government or one of its agencies.

Changes in the allowance for credit loss are recorded as provision for (or recovery of) credit losses in the Consolidated Statements of Income. The Company did not have an allowance for credit losses on held-to-maturity securities as of December 31, 2024 or December 31, 2023.

Allowance for Credit Losses - Available-for-Sale Securities

Management evaluates all available-for-sale securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specific to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any deficiency is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as a provision for (or recovery of) credit losses in the Consolidated Statements of Income. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2024 and December 31, 2023, there was no allowance for credit loss related to the available-for-sale portfolio.

Note 2 - Summary of significant accounting policies (continued)

Accrued interest receivable on available-for-sale securities totaled approximately $1,150,000 and $1,143,000 at December 31, 2024 and December 31, 2023, respectively, and was excluded from the estimate of credit losses. Accrued interest receivable is recorded under "Interest Receivable" on the Company's Consolidated Balance Sheets.

Restricted Stock

As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLBA), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLBA. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB) and First National Bankers' Bank (FNBB). The investment in these correspondent banks is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB and FNBB. Based on liquidation restrictions, all of these investments are carried at cost, less impairment, if any.

Loans

Financial makes real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Past due status

Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual and potentially charged-off at an earlier date if collection of principal or interest is considered doubtful.

Non-accrual status

Financial stops accruing interest on a loan at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. At the time the loan is placed on non-accrual status, all previously accrued but not collected interest is reversed against interest income. While the loan is classified as non-accrual, any payments collected are accounted for using the cost-recovery method which requires the entire amount of the payment to be applied directly to principal, until qualifying for return to performing status. Loans may be, but are not always, returned to performing status when all the principal and interest amounts contractually due are brought current (within 90 days past due), future payments are reasonably assured, and contractually required payments have been made on a timely basis for at least six consecutive months.

Charge-off

At the time a loan is placed on non-accrual status, it is generally reevaluated for expected loss and a specific reserve, if not already assigned, is established against the loan. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Although the goal for commercial and commercial real estate loans is for charge off no later than 180 days, a commercial or commercial real

Note 2 - Summary of significant accounting policies (continued)

estate loan may not be fully charged off until there is reasonable certainty that no additional workout efforts, modification or any other types of concession can or will be made by Financial.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are sold, servicing released, and carried at the lower of cost or fair value, which is determined in the aggregate based on sales commitments to permanent investors or on current market rates for loans of similar quality and type. In addition, the Company requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk.

Allowance for Credit Losses - Loans

The allowance for loan credit losses represents an amount which, in management's judgment, is adequate to absorb the lifetime expected losses that may be sustained on outstanding loans at the balance sheet date based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. The allowance for loan credit losses is measured and recorded upon the initial recognition of a financial asset. The allowance for loan credit losses is reduced by charge-offs, net of recoveries of previous losses, and is increased or decreased by a provision for (or recovery of) credit losses, which is recorded in the Consolidated Statements of Income.

The Company estimates its allowance for credit losses using two primary techniques, as appropriate for each loan portfolio segment.

For our agricultural loans, we use a remaining life method (also known as the WARM method). This approach calculates the weighted-average remaining life of the loan pool (taking into account contractual maturities and expected repayment speeds) and applies a historical average annual loss rate over that remaining life to estimate the pool's lifetime credit loss rate. We then adjust this lifetime loss estimate for current economic conditions, peer data, and reasonable-and-supportable forecasts to arrive at the allowance for credit losses for the agricultural portfolio. The principal balance of loans in the agricultural portfolio, which is included within the commercial classification below, was $4,172,000 and $3,024,000 at December 31, 2024 and 2023, respectively.

For other loan segment portfolios, the Company uses a discounted cash flow model to estimate its current expected credit losses. For the purposes of calculating its quantitative reserves, the Company has segmented its loan portfolio based on loans which share similar risk characteristics. Within the quantitative portion of the calculation, the Company utilizes at least one or a combination of loss drivers, which include unemployment rates and gross domestic product ("GDP"), to adjust its loss rates over a reasonable and supportable forecast period of one year. In addition, peer data is incorporated into the model. A straight-line reversion technique is used for the following four quarters, at which time the Company reverts to historical averages. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider qualitative factors, including but not limited to: variability in the economic forecast, changes in volume and severity of adversely classified loans, changes in concentrations of credit, changes in the nature and volume of the loan segments, factors related to credit administration, and other idiosyncratic risks not embedded in the data used in the model.

Loans that do not share risk characteristics are individually evaluated. The Company designates individually evaluated loans on non-accrual status as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk and loans for which the repayment is expected to be provided substantially through the

---

Note 2 - Summary of significant accounting policies (continued)

operation or sale of the collateral. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is recognized.

The adoption of CECL did not significantly change the Company's existing credit risk management and monitoring processes, including policies regarding the identification of past-due or delinquent borrowers, non-accrual classification, or charge-offs.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded. The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for (or recovery of) credit losses in the Consolidated Statements of Income. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodology as the loan portfolio, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Accrued Interest Receivable

The Company has elected to exclude accrued interest from the amortized cost basis in its determination of the allowance for credit losses for both loans and held-to-maturity securities, as well as elected the policy to write-off accrued interest receivable directly through the reversal of interest income. Accrued interest receivable totaled approximately $1,912,000 and $1,688,000 on loans and $1,154,000 and $1,147,000 on held-to-maturity and available-for-sale securities at December 31, 2024 and 2023, and is included in "Interest Receivable" on the Company's Consolidated Balance Sheets.

Premises, equipment and depreciation

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which is the shorter of their useful life or the remaining lease term. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Bank owned life insurance

Financial has purchased life insurance policies on certain key employees. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value.

Note 2 - Summary of significant accounting policies (continued)

Other real estate owned

Other real estate owned consists of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at fair value less estimated costs to sell at the date of foreclosure establishing a new cost basis. These properties are subsequently accounted for at the lower of cost or fair value less estimated costs to sell. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for credit losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale. Operating costs after acquisition are expensed.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absences of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Business Segments

As of December 31, 2024, we operated three business segments, community banking, mortgage banking, and investment advisory services. The community banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment provides customers with several choices of deposit products, including demand deposit accounts, savings accounts and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. The investment advisory segment provides investment management for a fee through PWW. For additional information, refer to Note 9 "Business Segments."

Retirement Plans

Employee 401(k) and profit sharing expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Note 2 - Summary of significant accounting policies (continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income. At December 31, 2024 and 2023, there were no liabilities recorded for unrecognized tax benefits.

Stock-based compensation plans

Compensation cost is recognized for stock-based awards issued to employees based on the fair value of the awards. The Black-Scholes valuation model is utilized to estimate the fair value of stock options and the market value of the Company's common stock on the date of grant is used for restricted stock awards. Restricted stock units, which may be settled in stock or in cash, are a liability classified with the fair value initially measured at the market value of the Company's common stock on the date of grant. These awards are subsequently remeasured to the fair value of the Company's common stock in each reporting period.

Compensation cost is recognized over the vesting period of the awards and the Company's policy is to recognize forfeitures as they occur.

Awards under the 2018 Bank of the James Financial Group, Inc. Equity Incentive Plan are detailed in Note 15, "Stock-based Compensation Plans". The Company's ability to grant awards under the Equity Incentive Plan is ongoing.

Earnings per common share

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to stock options and restricted stock units outstanding during the periods, and are determined using the treasury stock method.

Reclassifications

Management has made certain immaterial reclassifications to the prior year financial statements to conform to the 2024 presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Note 2 - Summary of significant accounting policies (continued)

Comprehensive income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains (losses) on available-for-sale securities.

Business Combinations

Business combinations are accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired and the liabilities assumed at the acquisition date measured at their fair values as of that date. To determine the fair values, the Companyutilizes third party valuations based on discounted cash flow analysis or other valuation techniques. Acquisition costs are costs the Company incurs to effect a business combination. Those costs include advisory, legal, accounting, valuation, and other professional or consulting fees. Some other examples of costs to the Company include systems conversions, integration planning consultants, contract terminations, and advertising costs. The Company will account for acquisition costs in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities will be recognized in accordance with other applicable accounting guidance. These acquisition-related costs are included on the Company's Consolidated Statements of Income classified within "Other" in the noninterest expense caption.

Goodwill and Intangible Assets

Goodwill is subject to at least an annual assessment for impairment. Additionally, acquired intangible assets (such as customer relationship intangibles) are separately recognized if the benefit of the assets can be sold, transferred, licensed, rented, or exchanged, and amortized over their useful lives. The cost of customer relationships, based on independent valuation, are being amortized over their estimated lives of fifteen years.

The Company records as goodwill the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Company will review the carrying value of the goodwill at least annually or more frequently if certain impairment indicators exist. In testing goodwill for impairment, the Company may first consider qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, we conclude that it is more likely than not that the fair value of a reporting unit is not less than its carrying amount, then no further testing is required and the goodwill of the reporting unit is not impaired. If the Company elects to bypass the qualitative assessment or if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the fair value of the reporting unit is compared with its carrying value to determine whether an impairment exists. The Company has selected September 1 of each year as the date to perform the annual impairment test. Based upon Financial's qualitative assessment in September 2024, it was concluded that no impairment was present.

In connection with the acquisition of PWW, the Company recorded an intangible asset for customer relationships in the amount of $8,406,000. The Company is using straight line amortization over a period of 15 years, resulting in annual amortization of $560,000. As of December 31, 2024, the intangible asset, net of amortization, was $6,725,000.

Marketing

The Company expenses advertising costs as incurred. Advertising expenses were $768,000 and $919,000 for 2024 and 2023, respectively.

Note 2 - Summary of significant accounting policies (continued)

Accounting Standards Adopted in 2024

<u>ASU 2023-07:</u> The Company adopted ASU 2023-07, "Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures" on December 31, 2024. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures about a reportable segment profit or loss and assets currently required by FASB ASU Topic 280 in interim periods, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. The amendments were applied retrospectively. The adoption of ASU 2023-07 did not to have a material impact on the Company's consolidated financial statements.

Accounting Standards Adopted in 2023

<u>ASU 2016-13:</u> On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The CECL methodology requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost are presented at the net amount expected to be collected by using an allowance for credit losses.

In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not, they will be required to sell.

The Company adopted ASC 326 and all related subsequent amendments thereto effective January 1, 2023 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures. At adoption, the after tax impact to retained earnings was an approximate reduction of $1,599,000 based on our evaluation as

of that date. This adjustment consisted of increases to the allowance for credit losses on loans, as well as the Company's allowance for unfunded loan commitments.

The Company adopted ASC 326 using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to January 1, 2023. As of December 31, 2022, the Company did not have any other-than-temporarily impaired investment securities. The Company did not record an allowance for credit losses for securities classified as available-for-sale or held-to-maturity upon adoption.

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on non-accrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

Note 2 - Summary of significant accounting policies (continued)

<u>*ASU 2022-02*</u>**:** On January 1, 2023, the Company adopted ASU 2022-02, "Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings ("TDRs") by creditors that have adopted the CECL model and enhance the disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the amendments require that the Company disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank may be required to maintain certain average cash reserve balances. There were no daily average cash reserve requirements for the weeks including December 31, 2024 and 2023, respectively. The Federal Reserve announced they were reducing the reserve requirement ratio to zero percent across all deposit tiers as of March 26, 2020. This decision came as the COVID-19 pandemic began to impact much of the way financial institutions both operate and serve their customers.

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2024			
	Amortized	Gross Unrealized		Fair
(in thousands)	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$ 3,606	$ —	$ (436)	$ 3,170
Available-for-sale				
U.S. agency obligations	79,976	—	(6,916)	73,060
Mortgage-backed securities	69,312	9	(10,348)	58,973
Municipals	52,123	—	(10,562)	41,561
Corporates	15,510	—	(1,188)	14,322
	$ 216,921	$ 9	$ (29,014)	$ 187,916

	December 31, 2023			
	Amortized	Gross Unrealized		Fair
(in thousands)	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$ 3,622	$ —	$ (391)	$ 3,231
Available-for-sale				
U.S. Treasuries	$ 4,985	$ —	$ (38)	$ 4,947
U.S. agency obligations	68,515	—	(7,560)	60,955
Mortgage-backed securities	103,992	608	(9,521)	95,079
Municipals	50,856	—	(10,067)	40,789
Corporates	15,523	—	(783)	14,740
	$ 243,871	$ 608	$ (27,969)	$ 216,510

Note 4 –Securities (continued)

The following tables summarize the fair value of securities available for sale as of December 31, 2024 and 2023 and the corresponding amounts of unrealized losses. Management uses the valuation as of year-end in determining when securities are in an unrealized loss position (amounts in thousands):

December 31, 2024	Less than 12 months		More than 12 months		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(in thousands)	Value	Losses	Value	Losses	Value	Losses
Available-for-sale						
U.S. agency obligations	$ 11,455	$ 324	$ 61,606	$ 6,592	$ 73,061	$ 6,916
Mortgage-backed securities	4,026	176	54,207	10,172	58,233	10,348
Municipals	1,847	31	39,714	10,531	41,561	10,562
Corporates	7,392	608	6,930	580	14,322	1,188
Total	$ 24,720	$ 1,139	$ 162,457	$ 27,875	$ 187,177	$ 29,014

December 31, 2023	Less than 12 months		More than 12 months		Total	
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(in thousands)	Value	Losses	Value	Losses	Value	Losses
Available-for-sale						
U.S. Treasuries	$ —	$ —	$ 4,947	$ 38	$ 4,947	$ 38
U.S. agency obligations	—	—	60,955	7,560	60,955	7,560
Mortgage-backed securities	—	—	62,242	9,521	62,242	9,521
Municipals	1,799	25	38,990	10,042	40,789	10,067
Corporates	—	—	6,740	783	6,740	783
Total	$ 1,799	$ 25	$ 173,874	$ 27,944	$ 175,673	$ 27,969

As of December 31, 2024, the Bank owned 123 securities in an unrealized loss position. Of the securities, 28 were S&P rated AAA, 83 were rated AA, three were rated A, three were rated BBB, and six were non-rated. As of December 31, 2024, 54 of these securities were municipal issues, 56 were backed by the U.S. government, and 13 were issues of publicly traded domestic corporations. The Company monitors its municipal and corporate securities by periodically reviewing the issuer's cash-flow and revenue streams, as well as other economic factors that could affect the issuer's ability to service and/or repay the debt.

The Company has evaluated available for sale securities in an unrealized loss position for credit related impairment at December 31, 2024 and 2023 and concluded no impairment existed based on a combination of factors, which included: (1) the securities are of high credit quality (2) unrealized losses are primarily the result of market volatility and increases in market interest rates, (3) the contractual terms of the investments do not permit the issuers to settle the securities at a price less than the par value of each investment, (4) issuers continue to make timely principal and interest payments, and

Note 4 –Securities (continued)

(5) the Company does not intend to sell any of the investments before recovery of its amortized cost basis, nor is it likely that management will be required to sell the securities. As such, there was not an allowance for credit losses on available-for-sale securities at December 31, 2024 or 2023.

The Company's held-to-maturity portfolio is covered by the explicit or implied guarantee of the United States government or one of its agencies and rated investment grade or higher. As a result, the Company did not have an allowance for credit losses on held-to-maturity securities as of December 31, 2024 or December 31, 2023.

All held-to-maturity and available for sale securities were current with no securities past due or on non-accrual as of December 31, 2024 and 2023.

The amortized costs and fair values of securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Held-to-Maturity | | Available-for-Sale | |
| | Amortized Cost | Fair Values | Amortized Cost | Fair Values |
(in thousands)				
Due in one year or less	$ —	$ —	$ 15,524	$ 15,386
Due after one year through five years	—	—	39,295	36,110
Due after five years through ten years	2,419	2,177	63,085	55,408
Due after ten years	1,187	993	99,017	81,012
	$ 3,606	$ 3,170	$ 216,921	$ 187,916

The Bank received $31,353 and $0 in proceeds from sales of securities available-for-sale in 2024 and 2023, respectively. Gross realized gains amounted to $103 and $0 in 2024 and 2023, respectively. Gross realized losses amounted to $41 and $0 in 2024 and 2023, respectively.

At December 31, 2024 and 2023, securities with a carrying value of $50,178 and $43,092, respectively, were pledged as collateral for public deposits and for other purposes as required or permitted by law.

Note 5 - Loans and allowance for credit losses

On January 1, 2023, the Company adopted the amendments within ASU 2016-13 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Accordingly, the Company's financial results for reporting periods beginning after January 1, 2023 are presented in accordance with ASC 326. For a detailed discussion of the impact of the adoption of ASU 2016-13 and information related to loans and credit quality, including accounting policies and methodologies used to estimate the allowance for credit losses, see Note 2.

Note 5 - Loans and allowance for credit losses (continued)

The Company's primary portfolio segments align with the methodology applied in estimating the allowance for credit losses under CECL and are reflected as such in the disclosures as of and for the periods ended December 31, 2024 and 2023 as provided below.

Loan Segments:	Loan Classes:
Commercial	Commercial and Industrial Loans
Commercial Real Estate	Commercial Mortgages – Owner Occupied
	Commercial Mortgages – Non-Owner Occupied
	Commercial Construction/Land
Consumer	Consumer Open-End
	Consumer Closed-End
Residential	Residential Mortgages
	Residential Consumer Construction/Land

Each of the foregoing segments has a unique risk profile, detailed as follows:

- **Commercial Loans:** Credit risk for the loans (primarily to businesses) is primarily influenced by borrower cash flows, business health, and management effectiveness. Economic downturns, industry-specific challenges, or adverse business conditions can affect borrower repayment capacity. Loans are typically secured by business assets or personal guarantees.

- **Commercial Real Estate Loans:** This portfolio, consisting of loans to finance owner-occupied and non-owner-occupied properties, depends heavily on local real estate market conditions, including occupancy rates, rental income, and property values. The Bank maintains conservative underwriting standards, limiting loan-to-value ratios generally to 80% or less, and monitors portfolio concentration closely. Exposure to large office buildings and shopping centers is minimal, with most lending secured by multi-tenant properties diversified across various local industries and geographies.

- **Consumer Loans:** Consumer loans (primarily personal installment loans, auto loans, and home equity lines) are influenced by borrowers' employment stability and personal financial circumstances. Repayment can be impacted by economic downturns, unemployment rates, or rising costs of living. Loans in this segment may be unsecured or secured by depreciating collateral such as automobiles.

- **Residential Mortgage Loans:** Comprised of 1-4 family home mortgages (often owner-occupied). Risks primarily involve borrower employment and income stability, along with local housing market dynamics. These loans are secured by first-lien residential real estate. Long amortization periods (10–30 years) mean credit quality can be impacted by housing market cycles and interest rate changes. Conservative underwriting standards, such as prudent loan-to-value ratios and income verification, mitigate risk exposure.

The Bank actively monitors and manages these risks through comprehensive underwriting standards, regular portfolio reviews, stress testing, and ongoing oversight by management and the board.

Note 5 - Loans and allowance for credit losses (continued)

A summary of loans, net (1) is as follows (dollars in thousands):

	As of December 31, 2024	As of December 31, 2023
Commercial	$ 66,418	$ 65,324
Commercial Real Estate:		
Commercial Mortgages-Owner Occupied	140,443	131,519
Commercial Mortgages-Non-Owner Occupied	195,089	175,344
Commercial Construction/Land	23,883	21,966
Consumer		
Consumer Open-End	50,041	50,282
Consumer Closed-End	28,269	26,235
Residential:		
Residential Mortgages	113,303	106,990
Residential Consumer Construction/Land	26,150	31,673
Total loans	$ 643,596	$ 609,333
Less allowance for credit losses	7,044	7,412
Net loans	$ 636,552	$ 601,921

(1) Includes net deferred costs of $589 and $961 as of December 31, 2024 and 2023 respectively.

The following table presents the amortized cost basis of collateral dependent loans by loan segment:

Collateral Dependent Loans	December 31, 2024	
(dollars in thousands)	Business/Other Assets	Real Estate
Commercial	$ 3,315	$ -
Commercial Real Estate	-	7,350
Consumer	-	592
Residential	-	1,369
Total	$ 3,315	$ 9,311

Collateral Dependent Loans	December 31, 2023	
(dollars in thousands)	Business/Other Assets	Real Estate
Commercial	$ 313	$ -
Commercial Real Estate	-	3,566
Consumer	-	329
Residential	-	1,105
Total	$ 313	$ 5,000

Note 5 - Loans and allowance for credit losses (continued)

The following tables present the activity in the allowance for credit losses for the year-to-date periods ended and the distribution of the allowance by segment as of December 31, 2024 and 2023:

		Allowance for Credit Losses (dollars in thousands) As of and For the Year Ended December 31, 2024								
2024 **Allowance for Credit Losses:**		**Commercial**		**Commercial Real Estate**		**Consumer**		**Residential**		**Total**
Beginning Balance	$	514	$	3,985	$	1,093	$	1,820	$	7,412
Charge-Offs		(8)		-		(76)		-		(84)
Recoveries		200		7		41		1		249
Provision (recovery of provision)		(20)		(273)		(216)		(24)		(533)
Ending Balance	$	686	$	3,719	$	842	$	1,797	$	7,044

		Allowance for Credit Losses (dollars in thousands) As of and For the Year Ended December 31, 2023								
2023 **Allowance for Credit Losses:**		**Commercial**		**Commercial Real Estate**		**Consumer**		**Residential**		**Total**
Beginning Balance	$	1,102	$	2,902	$	904	$	1,351	$	6,259
Adoption of ASU 2016-13		(526)		1,157		257		357		1,245
Charge-Offs		(149)		-		(84)		(3)		(236)
Recoveries		50		96		44		19		209
Provision (recovery of provision)		37		(170)		(28)		96		(65)
Ending Balance	$	514	$	3,985	$	1,093	$	1,820	$	7,412

Note 5 - Loans and allowance for credit losses (continued)

Credit Quality Indicators

The Bank's internal risk rating system is in place to grade commercial and commercial real estate loans. Category ratings are reviewed periodically by lenders and the credit review area of the Bank based on the borrower's individual situation. Additionally, internal and external monitoring and review of credits are conducted on an annual basis.
Below is a summary and definition of the Bank's risk rating categories:

RATING 1	Excellent
RATING 2	Above Average
RATING 3	Satisfactory
RATING 4	Acceptable / Low Satisfactory
RATING 5	Monitor
RATING 6	Special Mention
RATING 7	Substandard
RATING 8	Doubtful
RATING 9	Loss

We segregate loans into the above categories based on the following criteria and we review the characteristics of each rating at least annually, generally during the first quarter. The characteristics of these ratings are as follows:

- "Pass." These are loans having risk ratings of 1 through 4. Pass loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.
- "Monitor." These are loans having a risk rating of 5. Monitor loans have currently acceptable risk but may have the potential for a specific defined weakness in the borrower's operations and the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may currently or in the future be characterized by late payments. The Bank's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.
- "Special Mention." These are loans having a risk rating of 6. Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the bank's credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. These loans do warrant more than routine monitoring due to a weakness caused by adverse events.
- "Substandard." These are loans having a risk rating of 7. Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically need to be downgraded unless the loan is significantly past due and the borrower's performance and financial condition provides evidence that it is probable that the Bank will be unable to collect all amounts due.

Note 5 - Loans and allowance for credit losses (continued)

- "Doubtful." These are loans having a risk rating of 8. Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high.
- "Loss." These are loans having a risk rating of 9. Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

Note 5 - Loans and allowance for credit losses (continued)

The table below details the amortized cost of the classes of loans by credit quality indicator and year of origination as of December 31, 2024.

Term Loans Amortized Cost Basis by Origination Year

	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial									
Risk Rating									
Pass	$ 10,412 $	3,680 $	2,901 $	7,188 $	734 $	16,070 $	21,602 $	341 $	62,928
Special Mention	-	-	41	79	-	-	-	-	120
Substandard	-	922	13	43	-	569	1,654	169	3,370
Total	$ 10,412 $	4,602 $	2,955 $	7,310 $	734 $	16,639 $	23,256 $	510 $	66,418
Commercial Real									
Commercial Mort. - Owner Occupied									
Risk Rating									
Pass	$ 21,261 $	8,959 $	21,770 $	39,881 $	5,663 $	35,869 $	1,564 $	153 $	135,120
Special Mention	-	-	-	-	-	451	-	-	451
Substandard	-	93	-	2,898	44	1,837	-	-	4,872
Total	$ 21,261 $	9,052 $	21,770 $	42,779 $	5,707 $	38,157 $	1,564 $	153 $	140,443
Commercial Mort. - Non-Owner Occupied									
Risk Rating									
Pass	$ 39,659 $	12,203 $	49,273 $	27,410 $	9,698 $	49,206 $	6,467 $	- $	193,916
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	1,173	-	-	-	1,173
Total	$ 39,659 $	12,203 $	49,273 $	27,410 $	10,871 $	49,206 $	6,467 $	- $	195,089
Commercial Construction/Land									
Risk Rating									
Pass	$ 7,180 $	1,496 $	768 $	9,497 $	1,976 $	1,020 $	641 $	- $	22,578
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	951	354	-	-	-	-	1,305
Total	$ 7,180 $	1,496 $	1,719 $	9,851 $	1,976 $	1,020 $	641 $	- $	23,883
Consumer:									
Consumer - Open-End									
Risk Rating									
Pass	$ - $	- $	- $	- $	- $	- $	48,531 $	1,110 $	49,641
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	400	400
Total	$ - $	- $	- $	- $	- $	- $	48,531 $	1,510 $	50,041
Consumer - Closed-End									
Risk Rating									

Pass	$ 6,660	$ 4,548	$ 9,634	$ 382	$ 398	$ 6,366	$ -	$ -	$ 27,988
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	37	-	119	-	-	125	-	-	281
Total	$ 6,697	$ 4,548	$ 9,753	$ 382	$ 398	$ 6,491	$ -	$ -	$ 28,269

Residential:
Residential Mortgages
Risk Rating

Pass	$ 18,418	$ 23,905	$ 22,954	$ 9,082	$ 8,376	$ 28,572	$ -	$ -	$ 111,307
Special Mention	-	-	-	-	-	73	-	-	73
Substandard	-	-	265	-	103	1,555	-	-	1,923
Total	$ 18,418	$ 23,905	$ 23,219	$ 9,082	$ 8,479	$ 30,200	$ -	$ -	$ 113,303

Residential Consumer
Risk Rating

Pass	$ 12,522	$ 6,375	$ 2,436	$ 1,161	$ 848	$ 2,808	$ -	$ -	$ 26,150
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 12,522	$ 6,375	$ 2,436	$ 1,161	$ 848	$ 2,808	$ -	$ -	$ 26,150

Totals:
Risk Rating

Pass	$ 116,112	$ 61,166	$ 109,736	$ 94,601	$ 27,693	$ 139,911	$ 78,805	$ 1,604	$ 629,628
Special Mention	-	-	41	79	-	524	-	-	644
Substandard	37	1,015	1,348	3,295	1,320	4,086	1,654	569	13,324
Total	$ 116,149	$ 62,181	$ 111,125	$ 97,975	$ 29,013	$ 144,521	$ 80,459	$ 2,173	$ 643,596

Note 5 - Loans and allowance for credit losses (continued)

| | **Term Loans Amortized Cost Basis by Origination Year** | | | | | | | | |
	2023	**2022**	**2021**	**2020**	**2019**	**Prior**	**Revolving Loans Amortized Cost Basis**	**Revolving Loans Converted to Term**	**Total**
Commercial									
Risk Rating									
Pass	$ 6,086	$ 4,559	$ 9,091	$ 6,067	$ 2,754	$ 18,429	$ 17,302	$ 39	$ 64,327
Special Mention	100	-	-	132	-	-	382	-	614
Substandard	-	18	51	-	6	127	-	181	383
Total	$ 6,186	$ 4,577	$ 9,142	$ 6,199	$ 2,760	$ 18,556	$ 17,684	$ 220	$ 65,324
Commercial Real Estate:									
Commercial Mort. - Owner Occupied									
Risk Rating									
Pass	$ 10,260	$ 23,120	$ 45,838	$ 7,972	$ 8,988	$ 31,254	$ 1,471	$ 159	$ 129,062
Special Mention	-	-	-	-	-	456	-	-	456
Substandard	94	-	-	45	283	1,579	-	-	2,001
Total	$ 10,354	$ 23,120	$ 45,838	$ 8,017	$ 9,271	$ 33,289	$ 1,471	$ 159	$ 131,519
Commercial Mort. - Non-Owner Occupied									
Risk Rating									
Pass	$ 13,069	$ 52,341	$ 35,419	$ 10,210	$ 4,397	$ 52,583	$ 6,152	$ -	$ 174,171
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	1,173	-	-	-	-	1,173
Total	$ 13,069	$ 52,341	$ 35,419	$ 11,383	$ 4,397	$ 52,583	$ 6,152	$ -	$ 175,344
Commercial Construction/Land									
Risk Rating									
Pass	$ 1,848	$ 3,157	$ 9,869	$ 2,842	$ 628	$ 463	$ 2,768	$ -	$ 21,575
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	391	-	-	-	-	-	391
Total	$ 1,848	$ 3,157	$ 10,260	$ 2,842	$ 628	$ 463	$ 2,768	$ -	$ 21,966
Consumer:									
Consumer - Open-End									
Risk Rating									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 48,576	$ 1,466	$ 50,042
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	240	-	240
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ 48,816	$ 1,466	$ 50,282
Consumer - Closed-End									
Risk Rating									
Pass	$ 5,587	$ 11,121	$ 588	$ 529	$ 7,647	$ 601	$ -	$ -	$ 26,073
Special Mention	-	-	-	14	-	-	-	-	14
Substandard	-	-	-	-	32	116	-	-	148
Total	$ 5,587	$ 11,121	$ 588	$ 543	$ 7,679	$ 717	$ -	$ -	$ 26,235
Residential:									

Residential Mortgages

Risk Rating									
Pass	$ 26,854	$ 24,740	$ 10,220	$ 9,007	$ 7,161	$ 25,935	$ -	$ -	$ 103,917
Special Mention	-	-	-	-	-	1,687	-	-	1,687
Substandard	-	-	-	105	54	1,227	-	-	1,386
Total	$ 26,854	$ 24,740	$ 10,220	$ 9,112	$ 7,215	$ 28,849	$ -	$ -	$ 106,990

Residential Consumer Construction/Land

Risk Rating									
Pass	$ 10,762	$ 11,341	$ 3,821	$ 1,414	$ 1,896	$ 2,417	$ -	$ -	$ 31,651
Special Mention	-	-	22	-	-	-	-	-	22
Substandard	-	-	-	-	-	-	-	-	-
Total	$ 10,762	$ 11,341	$ 3,843	$ 1,414	$ 1,896	$ 2,417	$ -	$ -	$ 31,673

Totals:

Risk Rating									
Pass	$ 74,466	$ 130,379	$ 114,846	$ 38,041	$ 33,471	$ 131,682	$ 76,269	$ 1,664	$ 600,818
Special Mention	100	-	22	146	-	2,143	382	-	2,793
Substandard	94	18	442	1,323	375	3,049	240	181	5,722
Total	$ 74,660	$ 130,397	$ 115,310	$ 39,510	$ 33,846	$ 136,874	$ 76,891	$ 1,845	$ 609,333

Note 5 - Loans and allowance for credit losses (continued)

The following table details the current period gross charge-offs of loans by year of origination for the years ended of December 31, 2024 and 2023:

Charge-Offs by Origination Year (in thousands)

For the year ended December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Total	Revolving Loans Converted to Term
Commercial	$ -	$ 8	$ -	$ -	$ -	$ -	$ -	$ 8	$ -
Commercial Real Estate:									
Commercial Mortgages-Owner Occupied	-	-	-	-	-	-	-	-	-
Commercial Mortgages-Non-Owner	-	-	-	-	-	-	-	-	-
Commercial Construction/Land	-	-	-	-	-	-	-	-	-
Consumer:									
Consumer Open-End	-	-	-	-	-	2	-	2	-
Consumer Closed-End	-	-	74	-	-	-	-	74	-
Residential:									
Residential Mortgages	-	-	-	-	-	-	-	-	-
Residential Consumer Construction/Land	-	-	-	-	-	-	-	-	-
Total	$ -	$ 8	$ 74	$ -	$ -	$ 2	$ -	$ 84	$ -

For the year ended December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving Loans Amortized Cost Basis	Total	Revolving Loans Converted to Term
Commercial	$ -	$ -	$ -	$ 17	$ -	$ 132	$ -	$ 149	$ -
Commercial Real Estate:									
Commercial Mortgages-Owner Occupied	-	-	-	-	-	-	-	-	-
Commercial Mortgages-Non-Owner	-	-	-	-	-	-	-	-	-
Commercial Construction/Land	-	-	-	-	-	-	-	-	-
Consumer:									
Consumer Open-End	-	-	-	-	-	6	7	13	-
Consumer Closed-End	19	33	19	-	-	-	-	71	-
Residential:									
Residential Mortgages	-	-	-	-	-	3	-	3	-
Residential Consumer Construction/Land	-	-	-	-	-	-	-	-	-
Total	$ 19	$ 33	$ 19	$ 17	$ -	$ 141	$ 7	$ 236	$ -

Note 5 - Loans and allowance for credit losses (continued)

The following table details loans on nonaccrual status as of December 31, 2024 and 2023:

Loans on Nonaccrual Status
(dollars in thousands)

	December 31, 2024 Nonaccrual Loans		
	With No Allowance	With an Allowance	Total
Commercial	$ 279	$ 193	$ 472
Commercial Real Estate:			
Commercial Mortgages-Owner Occupied	43	-	43
Commercial Mortgages-Non-Owner Occupied	-	-	-
Commercial Construction/Land	354	-	354
Consumer			
Consumer Open-End	-	-	-
Consumer Closed-End	192	-	192
Residential:			
Residential Mortgages	579	-	579
Residential Consumer Construction/Land	-	-	-
Total	$ 1,447	$ 193	$ 1,640

	December 31, 2023 Nonaccrual Loans		
	With No Allowance	With an Allowance	Total
Commercial	$ -	$ -	$ -
Commercial Real Estate:			
Commercial Mortgages-Owner Occupied	-	-	-
Commercial Mortgages-Non-Owner Occupied	-	-	-
Commercial Construction/Land	391	-	391
Consumer			
Consumer Open-End	-	-	-
Consumer Closed-End	-	-	-
Residential:			
Residential Mortgages	-	-	-
Residential Consumer Construction/Land	-	-	-
Total	$ 391	$ -	$ 391

Note 5 - Loans and allowance for credit losses (continued)

The following tables present an aging analysis of the loan portfolio by class and past due as of December 31, 2024 and 2023:

Age Analysis of Past Due Loans as of December 31, 2024 (in thousands)

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days & Accruing
Commercial	$ —	$ 398	$ 74	$ 472	$ 65,946	$ 66,418	$ —
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	—	—	43	43	140,400	140,443	—
Commercial Mortgages-Non-Owner Occupied	—	—	—	—	195,089	195,089	—
Commercial Construction/Land	—	—	—	—	23,883	23,883	—
Consumer:							
Consumer Open-End	39	1	—	40	50,001	50,041	—
Consumer Closed-End	112	73	—	185	28,084	28,269	—
Residential:							
Residential Mortgages	174	358	340	872	112,431	113,303	—
Residential Consumer Construction/Land	—	—	—	—	26,150	26,150	—
Total	$ 325	$ 830	$ 457	$ 1,612	$ 641,984	$ 643,596	$ —

Age Analysis of Past Due Loans as of December 31, 2023 (in thousands)

	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days & Accruing
Commercial	$ —	$ —	$ —	$ —	$ 65,324	$ 65,324	$ —
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	91	—	—	91	131,428	131,519	—
Commercial Mortgages-Non-Owner Occupied	—	—	—	—	175,344	175,344	—
Commercial Construction/Land	—	—	—	—	21,966	21,966	—
Consumer:							
Consumer Open-End	357	—	—	357	49,925	50,282	—
Consumer Closed-End	126	89	—	215	26,020	26,235	—
Residential:							
Residential Mortgages	396	—	—	396	106,594	106,990	—
Residential Consumer Construction/Land	—	—	—	—	31,673	31,673	—
Total	$ 970	$ 89	$ —	$ 1,059	$ 608,274	$ 609,333	$ —

Note 5 - Loans and allowance for credit losses (continued)

The amounts of overdrafts reclassified as loans were $46 and $31 as of December 31, 2024 and 2023, respectively.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2024 and 2023 were $10,380,000 and $9,904,000 respectively. During 2024, new loans and advances amounted to $1,804 and repayments amounted to $1,328,000.

Occasionally, the Bank modifies loans to borrowers experiencing financial difficulties by providing principal forgiveness, term extensions, interest rate reductions or payment deferrals. As the effect of most modifications is already included in the allowance for credit losses due to the measurement methodologies used in its estimate, the allowance for credit losses is typically not adjusted upon modification. When principal forgiveness is provided at modification, the amount forgiven is charged against the allowance for credit losses.

There were no loan modifications to borrowers experiencing financial difficulty during the twelve months ended December 31, 2024 and 2023. There were no loan modifications to borrowers experiencing financial difficulty that defaulted (90 days past due) during the twelve months ended December 31, 2024 and 2023.

The amount of interest reversed for loans that became classified as nonaccrual loans during 2024 and 2023 was approximately $35,000 and $0, respectively.

ACL on Unfunded Commitments

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable by the Company. The allowance for off-balance sheet credit exposures is adjusted as a provision for (or recovery of) credit losses in the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for loan credit losses. The allowance for credit losses for unfunded loan commitments of $543 and $665 at December 31, 2024 and 2023, is separately classified within Other Liabilities on the Consolidated Balance Sheets.

The following table presents the balance and activity in the ACL for unfunded commitments for the twelve months ended December 31, 2024 and 2023:

Allowance for Credit Losses on Unfunded Commitments	(in thousands)
Balance, December 31, 2022	$ -
Adoption of ASU 2016-13	779
Recovery of credit losses	(114)
Balance December 31, 2023	$ 665
Balance, December 31, 2023	$ 665
Recovery of credit losses	(122)
Balance December 31, 2024	$ 543

Note 6 - Other real estate owned

At December 31, 2024 and 2023, the Bank had no Other Real Estate Owned (OREO).

OREO Changes

	Year Ended December 31,	
(in thousands)	**2024**	**2023**
Balance at the beginning of the year	$ —	$ 566
Transfers from Loans	—	—
Capitalized costs	—	—
Valuation adjustments	—	(23)
Sales proceeds	—	(540)
Loss on sales	—	(3)
Balance at the end of the year	$ —	$ —

There were no residential properties being carried in OREO as of December 31, 2024 and 2023.

Note 7 – Premises and equipment

Premises and equipment at December 31, 2024 and 2023 are summarized as follows:

	December 31,	
(in thousands)	**2024**	**2023**
Land	$ 3,528	$ 3,882
Building and improvements	14,407	14,059
Property for future expansion	2,518	1,144
Furniture and equipment	10,028	9,433
Leasehold improvements	3,250	3,089
Software	2,030	2,030
	35,761	33,637
Less accumulated depreciation	16,802	15,496
Net premises and equipment	$ 18,959	$ 18,141

Total depreciation and amortization expense related to premises and equipment for the years ended December 31, 2024 and 2023 was $1,378 and $1,407, respectively.

Note 8 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
(in thousands)	**2024**	**2023**
Demand		
Noninterest bearing	$ 129,692	$ 134,275
Interest bearing	379,094	404,693
Savings	143,114	133,536
Time, $250,000 or more	44,246	34,971
Other time	186,258	170,984
	$ 882,404	$ 878,459

The Bank had no brokered deposits at either December 31, 2024 or December 31, 2023.

At December 31, 2024, maturities of time deposits are scheduled as follows (in thousands):

Year Ending December 31,	Amount
2025	$ 198,843
2026	15,865
2027	11,517
2028	3,215
2029	1,064
thereafter	—
	$ 230,504

The Bank held deposits from the Company's officers, directors and their related interests of $18,972,000 and $18,584,000 at December 31, 2024 and 2023, respectively.

Note 9 – Business Segments

Segment Overview

The Company has three reportable business segments:

1. **Community Banking** – This segment operates through Bank of the James, providing traditional banking services including loans, deposits, investments, and insurance to retail and commercial customers throughout Region 2000 and other Central Virginia areas. The primary revenue source is net interest income from lending and deposit-taking activities.

2. **Mortgage Banking** – The mortgage segment originates residential mortgage loans primarily within Region 2000 and sells these loans in the secondary market through pre-arranged purchase commitments, typically with servicing released. This structure substantially limits the Company's exposure to credit and interest rate risk. Revenue primarily consists of gains on the sale of loans.

Note 9 – Business Segments (continued)

3. **Investment Advisory (Wealth Management)** – This segment provides investment advisory and financial planning services through Pettyjohn, Wood & White, Inc., a wholly-owned subsidiary. Revenue is fee-based, derived from client advisory fees related to assets under management (AUM).

The segments are integrated through cross-referral activities, with the Community Banking segment providing customer referrals to the Mortgage Banking and Investment Advisory segments, and vice versa when appropriate.

Chief Operating Decision Maker (CODM) and Segment Performance

The Company's Chief Operating Decision Maker (CODM) is Robert R. Chapman III, President of Financial. The CODM evaluates performance and allocates resources based on segment profit, defined as income before income taxes. This profit measure was selected because it closely aligns with the measures reported in the Company's consolidated financial statements under GAAP. Segment assets represent those assets directly attributed to each segment or allocated based on actual usage. Income taxes are allocated proportionately based on each segment's pre-tax income. Segment accounting policies are consistent with the significant accounting policies outlined in these consolidated financial statements, and there were no changes in segmentation or profit measurement methods during the year.

Significant Expense Categories

Consistent with ASU 2023-07, significant segment expenses reviewed regularly by the CODM and included in segment profit measures are separately presented. For the year ended December 31, 2024, these significant approximate expenses included:

- **Community Banking:** Salaries and employee benefits ($14.7 million), data processing ($3.1 million), professional services ($3.3 million), and occupancy ($1.8 million).

- **Mortgage Banking:** Salaries and employee benefits ($2.9 million), credit-related expenses ($0.6 million), and occupancy costs ($0.1 million).

- **Investment Advisory:** Salaries and employee benefits ($1.7 million), amortization of intangible assets ($0.6 million), and professional services ($0.1 million).

Expenses not identified as significant are presented within "Other segment items" and include general and administrative costs that support the segments' operations, including travel, liability and property insurance, and contribution expenses.

Supplemental Segment Data

Supplemental data regularly reviewed by the CODM includes total loans held for investment, total deposits, and assets under management (AUM), as these metrics provide additional insights into segment performance:

- **Community Banking:** Total loans held for investment, net of allowances, were $636.6 million at December 31, 2024, compared to $601.9 million at December 31, 2023. Deposits totaled $889.5 million and $878.5 million for 2024 and 2023, respectively.

- **Investment Advisory:** AUM increased to $853.97 million at December 31, 2024, from $736.88 million at December 31, 2023.

Note 9 – Business Segments (continued)

Segment financial information, including significant expense categories and supplemental metrics, is presented in the tables below, along with reconciliations to consolidated financial statements for the years ended December 31, 2024, and 2023.

| | Business Segments as of the Year Ended December 31, 2024 | | | | | |
Dollars in Thousands	Community Banking	Mortgage Banking	Investment Advisory	Other	Eliminations	Consolidated
Interest income	$ 44,643	$ -	$ -	$ -	$ -	$ 44,643
Interest expense	14,704	-	-	703	-	15,407
Net interest income	29,939	-	-	(703)	-	29,236
Gains on sales of loans	-	4,494	-	-	-	4,494
Wealth management fees	-	-	4,843	-	-	4,843
Other noninterest income	6,053	-	-	8,579	(8,832)	5,800
Net revenue	35,992	4,494	4,843	7,876	(8,832)	44,373
Less:						
Provision for (recovery of) credit losses	(655)	-	-	-	-	(655)
Noninterest expense:						
Salaries and employee benefits	14,681	2,876	1,737	-	-	19,294
Occupancy	1,842	114	104	-	(96)	1,964
Equipment	2,406	54	39	-	-	2,499
Supplies	486	20	36	-	-	542
Professional and other outside expenses	3,286	-	112	232	(159)	3,471
Data processing	3,057	-	-	-	-	3,057
Marketing	847	6	11	(96)	-	768
Credit expense	237	579	-	-	-	816
Other real estate expenses, net	-	-	-	-	-	-
FDIC insurance expense	441	-	-	-	-	441
Amortization of intangibles	-	-	560	-	-	560
Other (insurance, travel, contributions)	1,569	18	115	(9)	-	1,693
Total noninterest expense	28,852	3,667	2,714	127	(255)	35,105
Segment income before income taxes	7,795	827	2,129	7,749	(8,577)	9,923
Allocated income tax expense (benefit)	1,449	153	572	(195)	-	1,979
Segment net income	$ 6,346	$ 674	$ 1,557	$ 7,944	$ (8,577)	$ 7,944
Segment assets at December 31, 2024	$ 965,659	$ 3,992	$ 11,308	$ 107,365	$ (109,080)	$ 979,244
Supplemental Data at December 31, 2024:						
Total loans held for investment, net	$ 636,552	$ -	$ -	$ -	$ -	$ 636,552
Total deposits	889,519	-	-	-	(7,115)	882,404
Assets Under Management	-	-	853,977	-	-	853,977

Note 9 – Business Segments (continued)

Dollars in Thousands		Community Banking	Mortgage Banking	Investment Advisory	Other	Eliminations	Consolidated
		Business Segments as of the Year Ended December 31, 2023					
Interest income	$	39,362	$ -	$ -	$ -	$ -	$ 39,362
Interest expense		8,897	-	-	725	-	9,622
Net interest income		30,465	-	-	(725)	-	29,740
Gains on sales of loans		-	3,938	-	-	-	3,938
Wealth management fees		-	-	4,197	-	-	4,197
Other noninterest income		4,931	-	-	9,160	(9,359)	4,732
Net revenue		35,396	3,938	4,197	8,435	(9,359)	42,607
Less:							
Provision for (recovery of) credit losses		(179)	-	-	-	-	(179)
Noninterest expense:							
Salaries and employee benefits		14,245	2,591	1,475	-	-	18,311
Occupancy		1,715	91	63	-	(50)	1,819
Equipment		2,284	85	46	1	-	2,416
Supplies		489	19	22	-	-	530
Professional and other outside expenses		2,357	-	99	206	(149)	2,513
Data processing		2,783	-	-	-	-	2,783
Marketing		768	8	8	135	-	919
Credit expense		234	571	-	-	-	805
Other real estate expenses, net		40	-	-	-	-	40
FDIC insurance expense		419	-	-	-	-	419
Amortization of intangibles		-	-	560	-	-	560
Other (insurance, travel, contributions)		1,155	121	114	2	-	1,392
Total noninterest expense		26,489	3,486	2,387	344	(199)	32,507
Segment income before income taxes		9,086	452	1,810	8,091	(9,160)	10,279
Allocated income tax expense (benefit)		1,713	95	380	(613)	-	1,575
Segment net income	$	7,373	$ 357	$ 1,430	$ 8,704	$ (9,160)	$ 8,704
Segment assets at December 31, 2023	$	957,151	$ 1,620	$ 11,114	$ 101,770	$ (102,284)	$ 969,371
Supplemental Data at December 31, 2023:							
Total loans held for investment, net	$	601,921	$ -	$ -	$ -	$ -	$ 601,921
Total deposits		880,388	-	-	-	(1,929)	878,459
Assets Under Management		-	-	736,875	-	-	736,875

Note 10 – Capital notes

On April 13, 2020, the Company commenced a private placement of unregistered debt securities (the "2020 Offering"). In the 2020 Offering, the Company sold and closed $10,050,000 in principal of notes (the "2020 Notes") during the 2nd and 3rd quarters of 2020. The 2020 Offering officially ended on July 8, 2020. The 2020 Notes bear interest at the rate of 3.25% per year with interest payable quarterly in arrears. The 2020 Notes will mature on June 30, 2025 and are currently subject to full or partial call by the Company on thirty days notice. The balance of the 2020 Notes as of December 31, 2024 and 2023 is presented net of unamortized issuance costs on the Consolidated Balance Sheet.

On September 24, 2020, the Company used $5,000,000 of the proceeds for the payment of principal of the Company's previously outstanding 4.00% notes that were issued in 2017. The Company intends to use the balance of the proceeds from the 2020 Offering for general corporate purposes in the discretion of Company's management such as payment of interest on the 2020 Notes and as a contribution of additional capital to the Bank.

Note 11 – Other borrowings

Short-term borrowings may consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions. The Bank utilized one short-term borrowing in the amount of $14,000,000 for sixteen days in March of 2023 as a contingency funding mechanism. The average rate paid on this borrowing was 4.92%.

There was no utilization of short-term borrowings in 2024 other than one day nominal balances to test the lines. Average balances were less than $1,000 for the year.

The Bank maintains unsecured federal fund lines at 5 institutions with an aggregate limit of $53,000,000 The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. The amount available at December 31, 2024 on the secured line based on the securities pledged is $4,950,000.

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA was $242,535,000 as of December 31, 2024. The Bank must pledge collateral in order to access the FHLBA available credit. Currently the Bank has pledged to the FHLBA approximately $33,210,000 in 1-4 family residential mortgages which, after adjustments for the loan-to-value requirements by the FHLBA, would allow the Bank to access up to $19,911,000 in credit without pledging any additional collateral.

As of December 31, 2024, and 2023 there were no outstanding balances on any of the credit facilities mentioned above.

On December 29, 2021, Financial borrowed $11,000,000 from National Bank of Blacksburg (NBB) pursuant to a secured promissory note (the "NBB Note"). Prior to the modification discussed below, the NBB Note bore interest at the rate of 4.00%, and was being amortized over a fifteen year period with a balloon payment of approximately $9,375,000 due on December 31, 2024. The note is secured by a first priority lien on approximately 4.95% of the Bank's common stock. The balance of the NBB Note is presented on the Consolidated Balance Sheets under "other borrowings" and is net of unamortized issuance costs. A portion of the proceeds were used to purchase 100% of the capital stock of PWW.

On June 30, 2022, NBB agreed to modify the terms of the NBB Note effective July 1, 2022. Pursuant to the modification, the balloon payment date was extended to December 31, 2026 from December 31, 2024 and the interest rate was lowered to 3.90% from 4.00%. The principal balance on the NBB note was approximately $9,300,000 and $9,890,000 on December 31, 2024 and December 31, 2023, respectively. The approximate amount of the balloon payment on December 31, 2026 will be $8,104,000.

Note 12 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2021.

Income tax expense attributable to income before income tax expense is summarized as follows (dollars in thousands):

	December 31,			
	2024		**2023**	
Current income tax expense	$	1,951	$	1,931
Deferred income tax expense (benefit)		28		(356)
Income tax expense	$	1,979	$	1,575

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 21% to income before income tax expense as a result of the following:

	2024		**2023**	
Computed "expected" income tax expense	$	2,084	$	2,159
Increase (reduction) in income tax resulting from:				
State income taxes		101		36
Tax-exempt income		(264)		(240)
Non-deductible expenses		83		21
Valuation allowances		—		(389)
Other		(25)		(12)
Income tax expense	$	1,979	$	1,575

Note 12 - Income taxes (continued)

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below (dollars in thousands):

	December 31,	
	2024	**2023**
Deferred tax assets		
Lease liabilities	$ 825	$ 885
Allowance for credit losses	1,479	1,557
Unfunded commitment liability	114	137
Unrealized losses on available-for-sale securities	6,091	5,746
Non-accrual interest	36	51
Net operating losses	283	339
Deferred compensation	1,117	953
Other	—	36
Gross deferred tax assets	9,945	9,704
Deferred tax liabilities		
Right-of-use assets	729	794
Depreciation	173	230
Intangibles	86	—
Other	103	143
Gross deferred tax liabilities	1,091	1,167
Net deferred tax asset	$ 8,854	$ 8,537

Note 13 – Earnings per common share (EPS)

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows (dollars in thousands except per share data):

	Years ended December 31,	
	2024	**2023**
Net income	$ 7,944	$ 8,704
Weighted average number of shares outstanding - basic and diluted	4,543,338	4,562,374
Earnings per common shares - basic and diluted	$ 1.75	$ 1.91

Note 13 – Earnings per common share (EPS) (continued)

There are currently no outstanding RSUs as of December 31, 2024 and 2023. There were no potentially dilutive shares outstanding in 2024 and 2023. Consequently, the weighted average shares and weighted average diluted shares were identical.

Note 14 – Employee Benefit plans

Defined contribution benefit plan. The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is currently administered by Vanguard. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. The Company contributed $518,000 and $502,000 to the plan on behalf of the employees for the years ended December 31, 2024 and 2023, respectively.

Supplemental Executive Retirement Plan. A Supplemental Executive Retirement Plan (SERP) was established to provide participating executives (as determined by the Company's Board of Directors) with benefits that cannot be provided under the 401(k) as a result of limitations imposed by the Internal Revenue Code. The SERP will also provide benefits to eligible employees or their survivors, as applicable, if they die, retire, or are terminated under certain circumstances. SERP expense totaled $776,000 and $818,000 for the years ended December 31, 2024 and 2023, respectively and is included within the "Salaries and employee benefits" line on the consolidated statements of income. The related liability totaled $5,320,000 and $4,536,000 at December 31, 2024 and 2023, respectively and is included within the "Other liabilities" line of the consolidated balance sheets.

The Company funds the plan through a modified endowment contract. Income recorded for the plan represents life insurance income as recorded based on the projected increases in cash surrender values of life insurance policies. As of December 31, 2024 and 2023, the life insurance policies had cash surrender values of approximately $22,907,000 and $21,586,000, respectively.

Employee Stock Purchase Plan. The Company adopted an Employee Stock Purchase Plan ("ESPP") in 2018 in which all employees are eligible to participate. The plan allows employees to use a portion of their salaries and wages to purchase shares of the Company common stock at the market value of shares on a monthly basis. The Company makes no contributions to the ESPP. The Company may issue common shares to plan participants or purchase common shares on the open market. Common shares are purchased on the open market at a price based on the weighted average price of all shares purchased by the broker-dealer on the open market from each aggregate order placed by the Plan Administrator.

In 2024 and 2023, all shares purchased pursuant to the ESPP were purchased on the open market and consequently the Company issued no common shares in connection with the ESPP during the years ended December 31, 2024 and 2023.

Note 15 – Stock-based compensation plans

On March 20, 2018, the Board of Directors adopted the "2018 Bank of the James Financial Group, Inc. Equity Incentive Plan," which was approved by the shareholders on May 15, 2018. The 2018 Incentive Plan permits the issuance of up to 250,000 shares of common stock (as may be adjusted for stock dividends, stock splits, mergers, recapitalizations, and certain other transactions) for awards to key employees of the Company and its subsidiaries in the form of stock options, restricted stock, restricted stock units, stock awards and performance units. The 2018 Incentive Plan Expires on December 31, 2028.

The recipients of restricted stock units do not receive shares of the Company's stock immediately, but instead receive shares, or cash compensation, or some combination of the two, upon satisfying the requisite service period specified by the terms and conditions of the grant. Additionally, the recipients of restricted stock units do not enjoy the same rights as

Note 15 – Stock-based compensation plans (continued)

other holders of the Company's common stock until the units have vested and as such, they do not have voting rights or rights to nonforfeitable dividends. The related compensation expense is based on the fair value of the Company's stock. Shares vested over 3 years in thirds with the first one-third vesting one year from the grant date. There was no expense recognized in connection with the restricted stock unit awards for the years ended December 31, 2024 and 2023 as all awards were previously vested and settled in cash. There were no new grants in the year ended December 31, 2024 or 2023 and there was no expense associated with the plan in 2024 or 2023.

Note 16 – Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. The Company may issue common shares to the DRIP or purchase common shares on the open market. Common shares are purchased on the open market at a price that based on the weighted average price of all shares purchased by the broker-dealer on the open market from each aggregate order placed by the Plan Administrator. In 2024 and 2023, all shares purchased through the DRIP were purchased on the open market and consequently the Company issued no common shares to the DRIP during the years ended December 31, 2024 and 2023.

Note 17 – Stockholders' equity

The Company's ability to pay dividends on its stock is largely dependent on dividends from its bank subsidiary, which are subject to comprehensive regulatory restrictions. Federal banking regulations prohibit a state member bank from paying dividends in any year beyond the sum of that year's net income and the retained net profits of the prior two years without prior regulatory approval. In addition, Virginia law forbids any dividend that would impair the Bank's paid-in capital; any deficit in originally contributed capital must be restored by earnings before a dividend is declared, and no dividend may be paid out of the Bank's paid-in capital. The Virginia State Corporation Commission (the Bank's state regulator) may further restrict or require approval of dividends if it determines such action is warranted by the Bank's financial condition. Federal law (the Federal Deposit Insurance Act) similarly prohibits an insured depository institution from making any capital distribution – including dividends – that would leave the institution "undercapitalized" as defined by regulation. Moreover, the Federal Reserve (which supervises the Company as a bank holding company) has authority to prohibit or limit dividends that it deems an unsafe or unsound banking practice, even if the Bank would otherwise meet the above requirements. These restrictions, which are generally consistent with industry practice, ensure that banks and holding companies maintain strong capital positions and do not pay dividends that could compromise their financial stability. As of December 31, 2024, the Bank was in compliance with all applicable dividend regulations, and management believes the current regulatory restrictions will not materially limit the Company's ability to pay dividends in the foreseeable future.

Note 18 - Regulatory matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total Common Equity Tier 1 capital and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management

Note 18 - Regulatory matters (continued)

believes, as of December 31, 2024 that the Bank met all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2024 and 2023 are also presented in the table below.

In addition to the minimum regulatory capital required for capital adequacy purposes the Bank is required to maintain a minimum Capital Conservation Buffer above those minimums in the form of common equity, in order to avoid restrictions on capital distributions and discretionary bonuses. The Capital Conservation Buffer was 2.5% at December 31, 2024 and 2023, and is applicable for the Common Equity Tier 1, Tier 1, and Total Capital Ratios.

As of December 31, 2024, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

To be categorized as well capitalized under the prompt corrective action regulations, the Bank must maintain minimum total risk-based, CET1, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table.

The capital ratios for the Bank for 2024 and 2023 are set forth in the following table:

| | | | | | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
| | Actual | | Minimum Capital Requirement | | | |
(dollars in thousands)	Amount	Ratio	Amount	Ratio (1)	Amount	Ratio
December 31, 2024						
Total capital						
(to risk-weighted assets)	$ 98,403	12.84%	$ 80,494	>10.50%	$ 76,661	> 10.00%
Tier 1 capital						
(to risk-weighted assets)	$ 91,359	11.92%	$ 65,162	>8.50%	$ 61,329	> 8.00%
Common Equity Tier 1 capital						
(to risk-weighted assets)	$ 91,359	11.92%	$ 53,663	>7.00%	$ 49,830	>6.50%
Tier 1 capital (leverage)						
(to average assets)	$ 91,359	9.04%	$ 40,424	> 4.00%	$ 50,530	> 5.00%

(1) Includes capital conservation buffer of 2.50% where applicable.

Note 18 - Regulatory matters (continued)

		December 31, 2023					
	Actual			**Minimum Capital Requirement**		**To Be Well Capitalized Under Prompt Corrective Action Provisions**	
(dollars in thousands)	**Amount**	**Ratio**		**Amount**	**Ratio (1)**	**Amount**	**Ratio**
Total capital							
(to risk-weighted assets)	$ 98,651	13.38%	$	77,438	>10.50%	$ 73,751	> 10.00%
Tier 1 capital							
(to risk-weighted assets)	$ 91,239	12.37%	$	62,688	>8.50%	$ 59,000	> 8.00%
Common Equity Tier 1 capital							
(to risk-weighted assets)	$ 91,239	12.37%	$	51,625	>7.00%	$ 47,938	>6.50%
Tier 1 capital (leverage)							
(to average assets)	$ 91,239	9.57%	$	38,150	> 4.00%	$ 47,688	> 5.00%

(1) Includes capital conservation buffer of 2.50% where applicable.

Note 18 - Regulatory matters (continued)

The above tables set forth the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $3 billion, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

Note 19 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

At December 31, 2024, the Bank had rate lock commitments to originate mortgage loans through its Mortgage Division amounting to approximately $9,303,000 and loans held for sale of $3,616,000. The Bank has entered into corresponding commitments with third party investors to sell each of these loans that close. No other obligation exists.

Note 19 - Financial instruments with off-balance-sheet risk (continued)

Financial instruments whose contract amounts represent credit risk are as follows:

(dollars in thousands)	Contract Amounts at December 31,	
	2024	**2023**
Commitments to extend credit	$ 182,522	$ 173,053
Standby letters of credit	$ 3,507	$ 2,636

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 20 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. Uninsured cash balances as of December 31, 2024 were approximately $6,036,000 which consisted of the total balances in one account at the Federal Home Loan Bank of Atlanta (FHLBA), as well as the balances (all net of $250,000 FDIC coverage) held in one account at Community Bankers' Bank, one account at Zions Bank, one account held at First National Bankers' Bank, one account held at Pacific Coast Bankers' Bank, and one account held at PNC Bank. Uninsured cash balances as of December 31, 2023 were approximately $7,348,000 which consisted of the total balances in the same accounts referenced for 2024 above.

Note 21 – Fair value measurements

Financial instruments measured at fair value on recurring basis.

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market and in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in the principal or most advantageous market for an asset or liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 21 – Fair value measurements (continued)

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.

Derivatives Assets/Liabilities – Interest Rate Lock Commitments (IRLCs)

The Company recognizes IRLCs at fair value based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best efforts basis while taking into consideration the probability that the rate lock commitments will close. All of the Company's IRLCs are classified as Level 3.

Note 21 – Fair value measurements (continued)

The following table summarizes the Company's financial assets that were measured at fair value on a recurring basis during the period:

(dollars in thousands) **Description**	**Balance as of December 31, 2024**	**Fair Value at December 31, 2024** Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. agency obligations	$ 73,060	$ —	$ 73,060	$ —
Mortgage-backed securities	58,973	—	58,973	—
Municipals	41,561	—	41,561	—
Corporates	14,322	—	14,322	—
Total available-for-sale securities	$ 187,916	$ —	$ 187,916	$ —
IRLCs – asset	42	—	—	42
Total assets at fair value	$ 187,958	$ —	$ 187,916	$ 42

(dollars in thousands) **Description**	**Balance as of December 31, 2023**	**Fair Value at December 31, 2023** Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. Treasuries	$ 4,947	$ —	$ 4,947	$ —
U.S. agency obligations	60,955	—	60,955	—
Mortgage-backed securities	95,079	—	95,079	—
Municipals	40,789	—	40,789	—
Corporates	14,740	—	14,740	—
Total available-for-sale securities	$ 216,510	$ —	$ 216,510	$ —
IRLCs – asset	129	—	—	129
Total assets at fair value	$ 216,639	$ —	$ 216,510	$ 129

Note 21 – Fair value measurements (continued)

The following table provides additional quantitative information about assets measured at fair value on a recurring basis and for which we have utilized Level 3 inputs to determine fair value:

| | **Quantitative information about Level 3 Fair Value Measurements for December 31, 2024** | | | |
| | *(dollars in thousands)* | | | |
	Fair Value	**Valuation Technique(s)**	**Unobservable Input**	**Range (Weighted Average)**
Assets				
IRLCs - asset	$ 42	Market approach	Range of pull through rate	85%

| | **Quantitative information about Level 3 Fair Value Measurements for December 31, 2023** | | | |
| | *(dollars in thousands)* | | | |
	Fair Value	**Valuation Technique(s)**	**Unobservable Input**	**Range (Weighted Average)**
Assets				
IRLCs - asset	$ 129	Market approach	Range of pull through rate	85%

Assets measured at fair value on a nonrecurring basis.

Loans held for sale

Loans held for sale are measured at lower of cost or fair value. Under ASC 820, market value is to represent fair value. Management obtains quotes or bids on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes or bids are indicative of the fact that cost is lower than fair value. Because quotes and bids on loans held for sale are available in active markets, loans held for sale are considered to be Level 2. No nonrecurring fair value adjustments were recorded during the years ended December 31, 2024 and 2023. Gains and losses on the sale of loans are recorded in noninterest income on the Consolidated Statements of Income.

Note 21 – Fair value measurements (continued)

Collateral Dependent Loans with an ACL

In accordance with ASC 326, we may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. As of December 31, 2024 and 2023, we had no collateral dependent loans with an ACL.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of ASC 820.

Real estate acquired through foreclosure is transferred to other real estate owned ("OREO"). The measurement of loss associated with OREO at the date of transfer from loans is based on the fair value of the collateral less anticipated selling costs compared to the unpaid loan balance. Subsequent changes in fair value are recorded in noninterest expense on the Consolidated Statements of Income. The value of OREO properties is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using market data.

Any fair value adjustments are recorded in the period incurred and expensed against current earnings. The carrying values of all OREO are considered to be Level 3.

The following table summarizes the Company's loans individually evaluated and OREO measured at fair value on a nonrecurring basis during the period.

There was no OREO as of December 31, 2024 and 2023.

Note 21 – Fair value measurements (continued)

		Fair Value at December 31, 2024		
(dollars in thousands)		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**Balance as of December 31, 2024**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Loans individually evaluated*	$ 76	$ -	$ -	$ 76

		Fair Value at December 31, 2023		
(dollars in thousands)		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**Balance as of December 31, 2023**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Loans individually evaluated*	$ 89	$ -	$ -	$ 89

*Includes loans charged down to the net realizable value of the collateral.

Financial Instruments

FASB ASC 825, Financial Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The carrying amounts and estimated fair values of the Company's financial instruments are presented in the following tables whether or not recognized on the Consolidated Balance Sheets at fair value. Fair values for December 31, 2024 and 2023 were estimated using an exit price notion.

Note 21 – Fair value measurements (continued)

(dollars in thousands)			Fair Value Measurements at December 31, 2024 using			
Assets	Carrying Amounts	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance	
Cash and due from banks	$ 23,287	$ 23,287	$ —	$ —	$ 23,287	
Fed funds sold	50,022	50,022	—	—	50,022	
Securities						
Available-for-sale	187,916	—	187,916	—	187,916	
Held-to-maturity	3,606	—	3,170	—	3,170	
Restricted stock	1,821	—	1,821	—	1,821	
Loans, net	636,552	—	—	613,984	613,984	
Loans held for sale	3,616	—	3,616	—	3,616	
Interest receivable	3,065	—	3,065	—	3,065	
BOLI	22,907	—	22,907	—	22,907	
Derivatives	42	—	—	42	42	
Liabilities						
Deposits	$ 882,404	$ —	$ 881,921	$ —	$ 881,921	
Capital notes, net	10,048	—	9,836	—	9,836	
Other borrowings	9,300	—	8,929	—	8,929	
Interest payable	722	—	722	—	722	

(dollars in thousands)		Fair Value Measurements at December 31, 2023 using			
Assets	Carrying Amounts	(Level 1)	(Level 2)	(Level 3)	Balance
Cash and due from banks	$ 25,613	$ 25,613	$ —	$ —	$ 25,613
Fed funds sold	49,225	49,225	—	—	49,225
Securities					
Available-for-sale	216,510	—	216,510	—	216,510
Held-to-maturity	3,622	—	3,231	—	3,231
Restricted stock	1,541	—	1,541	—	1,541
Loans, net	601,921	—	—	566,655	566,655
Loans held for sale	1,258	—	1,258	—	1,258
Interest receivable	2,835	—	2,835	—	2,835
BOLI	21,586	—	21,586	—	21,586
Derivatives	129	—	—	129	129
Liabilities					
Deposits	$ 878,459	$ —	$ 876,846	$ —	$ 876,846
Capital notes, net	10,042	—	9,854	—	9,854
Other borrowings	9,890	—	9,861	—	9,861
Interest payable	480	—	480	—	480

Note 22 – Revenue Recognition

Substantially all of the Company's revenue from contracts with customers that is within the scope of ASC 606, "Revenue from Contracts with Customers" is reported within noninterest income. Certain other in-scope revenue such as gains and losses on OREO and gains and losses on premises and equipment are recorded in noninterest expense. The recognition of interest income and certain sources of noninterest income (e.g. gains on securities transactions, bank-owned life insurance income, gains on loans held-for-sale, etc.) are governed by other areas of U.S. GAAP. Significant revenue streams that are within the scope of ASC 606 and included in noninterest income are discussed in the following paragraphs.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or at the end of the month through a direct charge to customers' accounts.

Fees, Exchange, and Other Service Charges

Fees, exchange, and other service charges are primarily comprised of debit and credit card income, ATM fees, merchant services income, treasury services income, wealth management income and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Treasury services income primarily represents fees charged to customers for sweep, positive pay and lockbox services. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or at the end of the month or in the case of wealth management fees, at the end of a quarter.

Commission-based Fees

Commission income is primarily generated from two sources: the sale of securities and the sale of annuities to retail customers. The Company's performance obligation for these transactions is typically satisfied at the point in time when each transaction is finalized, and the related revenue is recognized upon completion of the sale. Payment is generally received shortly thereafter under standard settlement processes. Revenue is recognized in the period in which the sale is completed. Because commissions are transaction-based, the amount of revenue recognized may fluctuate from period to period based on the volume and size of customer transactions.

Investment Advisory Fees

Investment advisory income is primarily generated by PWW, our investment advisory subsidiary, which provides continuous portfolio management services under contracts generally based on the market value of assets under management. The Company's performance obligation for these services is largely satisfied over time, and the related revenue is recognized as services are rendered throughout each contractual period. Payment is typically received at the

Note 22 – Revenue Recognition (continued)

end of each quarter based on the quarter-end valuation of client assets. Revenue is recognized in the period in which the advisory services are provided. Because fees are asset-based, the amount of revenue recognized may fluctuate from period to period due to market performance and client activity.

Other

Other noninterest income consists of other recurring revenue streams such as commissions from sales of mutual funds and other investments, safety deposit box rental fees, and other miscellaneous revenue streams. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value.

Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment.

The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.

Note 23 – Leases

The Company's leases are recorded under ASC Topic 842 "Leases." The right-of-use assets and lease liabilities are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company currently leases four of its operating locations under long-term leases (greater than 12 months). Leases for two of these locations are classified as operating leases and two are classified as financing leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The Bank leases its principal Lynchburg, Virginia, location from Jamesview Investments, LLC, a legal entity which is wholly-owned by a related party. This lease is classified as a finance lease and the related lease liability totaled $2.0 million at December 31, 2024.

Note 23 – Leases (continued)

The following table represents information about the Company's operating leases:

	December 31,			
(Dollars in thousands)	**2024**		**2023**	
Lease liabilities	$	1,308	$	1,192
Right-of-use assets	$	1,227	$	1,125
Weighted average remaining lease term		9.7 years		11.8 years
Weighted average discount rate		3.51%		3.44%

The following table represents information about the Company's finance leases:

	December 31,			
(Dollars in thousands)	**2024**		**2023**	
Lease liabilities	$	2,620	$	3,022
Right-of-use assets	$	2,245	$	2,659
Weighted average remaining lease term		6.7 years		7.2 years
Weighted average discount rate		2.73%		2.70%

	For the Year Ended December 31,			
Lease cost (in thousands)	**2024**		**2023**	
Operating lease cost	$	182	$	122
Finance lease cost:				
Amortization of right-of-use assets		414		414
Interest on lease liabilities		76		86
Total lease cost	$	672	$	622
Cash paid for amounts included in measurement of operating lease liabilities	$	169	$	130
Cash paid for amounts included in measurement of finance lease liabilities	$	478	$	454

Note 23 – Leases (continued)

A maturity analysis of operating and finance lease liabilities and reconciliation of the undiscounted cash flows to the total of lease liabilities is as follows:

Lease payments due (in thousands)	Operating Lease Liabilities As of December 31, 2024	Finance Lease Liabilities As of December 31, 2024
Twelve months ending December 31, 2025	$ 172	$ 515
Twelve months ending December 31, 2026	177	516
Twelve months ending December 31, 2027	187	517
Twelve months ending December 31, 2028	142	517
Twelve months ending December 31, 2029	127	325
Thereafter	746	491
Total undiscounted cash flows	$ 1,551	$ 2,881
Discount	(243)	(261)
Lease Liabilities	$ 1,308	$ 2,620

Note 24 - Impact of recently issued accounting standards

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The FASB subsequently issued ASU 2025-01, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date", which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. *The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.*

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. *The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.*

Note 25 - Condensed financial statements of parent company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheets

(dollars in thousands)

	December 31,	
	2024	**2023**
Assets		
Cash	$ 5,875	$ 1,046
Taxes receivable	176	92
Investment in subsidiaries	78,273	78,694
Other assets	303	414
Total assets	$ 84,627	$ 80,246
Liabilities and stockholders' equity		
Capital notes	$ 10,048	$ 10,042
Other borrowings	9,300	9,890
Other liabilities	414	275
Total Liabilities	$ 19,762	$ 20,207
Common stock $2.14 par value	$ 9,723	$ 9,723
Additional paid-in-capital	35,253	35,253
Retained earnings	42,804	36,678
Accumulated other comprehensive loss	(22,915)	(21,615)
Total stockholders' equity	$ 64,865	$ 60,039
Total liabilities and stockholders' equity	$ 84,627	$ 80,246

Note 25 – Condensed financial statements of parent company (continued)

Statements of Income

(dollars in thousands)

	Years Ended December 31,	
	2024	**2023**
Income		
Dividends from subsidiaries	$ 7,700	$ 2,000
Operating expenses		
Interest on capital notes and other borrowings	702	725
Legal and professional fees	127	207
Other expense	1	137
Total expenses	830	1,069
Income tax (benefit)	(195)	(613)
Income before equity in undistributed income of subsidiaries	7,065	1,544
Equity in undistributed income of subsidiaries	879	7,160
Net income	$ 7,944	$ 8,704

Note 25 – Condensed financial statements of parent company (continued)

Statements of Cash Flows
(dollars in thousands)

	Years Ended December 31,	
	2024	**2023**
Cash flows from operating activities		
Net income	$ 7,944	$ 8,704
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of debt issuance costs	6	10
(Increase) in income taxes receivable	(84)	(16)
Decrease (increase) in other assets	112	(390)
Increase in other liabilities	138	20
Equity in undistributed net income of subsidiaries	(879)	(7,160)
Net cash provided by operating activities	$ 7,237	$ 1,168
Cash flows from investing activities		
Net cash used in investing activities	$ —	$ —
Cash flows from financing activities		
Dividends paid to common stockholders	$ (1,818)	$ (1,461)
Principal payments on other borrowings	(590)	(577)
Repurchase of common stock	—	(997)
Net cash (used in) financing activities	$ (2,408)	$ (3,035)
(Decrease) increase in cash and cash equivalents	$ 4,829	$ (1,867)
Cash and cash equivalents at beginning of period	1,046	2,913
Cash and cash equivalents at end of period	$ 5,875	$ 1,046

Item 9.   **Changes in and Disagreements With Accountants on Accounting and Financial Disclosure**

Not applicable.

Item 9A.   **Controls and Procedures**

a)   Evaluation of Disclosures and Controls Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms. These controls also ensure such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2024, the Company's management, including the principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of these disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024, in ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act was (1) recorded, processed, summarized, and reported within the specified time periods, and (2) accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

However, due to inherent limitations, no control system can provide absolute assurance that all material information required to be disclosed will be identified or communicated promptly or accurately in every instance.

b)   Report of Management's Assessment of Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's internal control over financial reporting includes policies and procedures designed to ensure reliable recording, processing, summarizing, and reporting of financial data.

Management recognizes inherent limitations exist in any internal control system, including the potential for human error, circumvention, or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance regarding the preparation and presentation of financial statements. Additionally, internal control effectiveness may vary over time due to changing conditions, and thus cannot guarantee prevention or detection of all misstatements.

As of December 31, 2024, management assessed the effectiveness of the Company's internal control over financial reporting based on criteria set forth in the *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected in a timely manner. Management's assessment identified no such material weaknesses.

This Annual Report does not include an attestation report on internal control over financial reporting from the Company's registered public accounting firm. Pursuant to SEC rules permitting smaller reporting companies to provide only management's report, the Company's management report on internal control over financial reporting was not subject to attestation by its registered public accounting firm.

c)   Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024, or other factors identified subsequent to our most recent evaluation that could materially affect, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

During the quarter and year ended December 31, 2024, no officer or director of the Company adopted or terminated any Rule 10b5-1 trading arrangement nor any non-Rule 10b5-1 trading arrangement as those terms are used in Item 408 of Reg S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Part of the response to this Item will be included in the information set forth under the headings "*Nominees and Continuing Directors*," "*Corporate Governance and the Board of Directors Matters*," "*Director and Officer Biographical Information*," and "*Committees of the Board of Directors of Financial*" in Financial's definitive Proxy Statement for its 2025 Annual Meeting of Shareholders, which Proxy Statement will be filed with the SEC within 120 days of the end of the Financial's 2024 fiscal year (the "2025 Proxy Statement"), and such information is hereby incorporated by reference.

Financial has adopted a code of ethics that applies to Financial's directors, executive officers (including the principal financial officer, principal accounting officer or controller, or persons performing similar functions), and senior officers. The code of ethics has been posted under the "*Investor Relations*" section on Financial's website: www.bankofthejames.bank.

In accordance with Item 408(b)(2) of Regulation S-K, the Company's Trading Restrictions Policy (its insider trading policies and procedures) is filed as Exhibit 19.1 to this Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Item 11.   Executive Compensation

The response to this Item will be included in the information set forth under the headings "*Compensation of Directors and Executive Officers*," "*Corporate Governance and the Board of Directors Matters*," and "*Committees of the Board of Directors of Financial*" in the 2025 Proxy Statement and such information is hereby incorporated by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be included in the information set forth under the headings "*Securities Authorized for Issuance Under Equity Compensation Plans*," "*Corporate Governance and the Board of Directors Matters – Independence of Directors*," and "*Security Ownership of Management*" in the 2025 Proxy Statement and is hereby incorporated by reference.

Information regarding the Company's insider trading policy and its compensation recovery ("clawback") policy is incorporated herein by reference to the sections entitled "*Corporate Governance*" and "*Executive Compensation*" in the Company's definitive proxy statement for the 2025 Annual Meeting of Shareholders. Copies of these policies are attached as Exhibit 97.1 to this Form 10-K.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The response to this Item will be included in the information set forth under the heading "*Transactions with Related Parties*" in the 2025 Proxy Statement and is hereby incorporated by reference.

Item 14.   Principal Accountant Fees and Services

The response to this Item will be included in the information set forth under the heading "Independent Registered Public Accounting Firm" in the 2025 Proxy Statement and is hereby incorporated by reference. Our independent registered public accounting firm for the year ended December 31, 2023 was Yount, Hyde & Barbour, Winchester, Virginia, US PCAOB Auditor Firm I.D.: 613. Our independent registered public accounting firm for the year ended December 31, 2024 is Elliott Davis, PLLC Raleigh, North Carolina, US PCAOB Auditor Firm I.D.: 149.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

(a)(1)   Financial Statements. Listed and included in Part II, Item 8.

    (2)   Financial Statement Schedules. Not applicable.

    (3)   Exhibits. The following exhibits are filed as a part of this Form 10-K and this list includes the Exhibit Index:

No.	Description
2.1	Agreement and Plan of Share Exchange dated October 9, 2003 between Bank of the James Financial Group, Inc. and Bank of the James, dated as of October 9, 2003 (incorporated by reference to Exhibit 2.1 to Form 8-K12g-3 filed on January 13, 2004)
3.1	Amended and Restated Articles of Incorporation of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3(i) to Form 8-K filed on August 12, 2009)
3.2	Bylaws of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed February 19, 2021)
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to Form 10-K filed on March 29, 2022)
10.1	Amended and Restated Deed of Lease effective as of June 1, 2019 by and between Bank of the James and Jamesview Investments LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 10, 2020)
10.2	Form of Securities Purchase Agreement, made as of November 23, 2015, between Bank of the James Financial Group, Inc. and each institutional investor purchasing common shares of Bank of the James Financial Group, Inc. in the private placement that closed on December 3, 2015 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 24, 2015)
10.3	Salary Continuation Agreement dated as of August 6, 2009 by and between the Bank and Robert R. Chapman III (incorporated by reference to Exhibit 10.7 to Form 8-K filed on August 12, 2009)
10.4	Salary Continuation Agreement dated as of August 6, 2009 by and between the Bank and J. Todd Scruggs (incorporated by reference to Exhibit 10.8 to Form 8-K filed on August 12, 2009)
10.5	Salary Continuation Agreement dated as of August 6, 2009 by and between the Bank and Harry P. Umberger (incorporated by reference to Exhibit 10.9 to Form 8-K filed on August 12, 2009)
10.6	First Amended Salary Continuation Agreement dated effective as of October 1, 2016 by and between the Bank and Robert R. Chapman III (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 21, 2016)
10.7	First Amended Salary Continuation Agreement dated effective as of October 1, 2016 by and between the Bank and J. Todd Scruggs (incorporated by reference to Exhibit 10.2 to Form 8-K filed on October 21, 2016)
10.8	First Amended Salary Continuation Agreement dated effective as of October 1, 2016 by and between the Bank and Harry P. Umberger (incorporated by reference to Exhibit 10.3 to Form 8-K filed on October 21, 2016)
10.9	2016 Salary Continuation Agreement dated effective as of October 1, 2016 by and between the Bank and Harry P. Umberger (incorporated by reference to Exhibit 10.4 to Form 8-K filed on October 21, 2016)
10.10	Salary Continuation Agreement dated effective as of January 29, 2013 by and between the Bank and Michael A. Syrek (incorporated by reference to Exhibit 10.10 to Form 10-K filed on March 29, 2022)
10.11	Salary Continuation Agreement dated effective as of January 1, 2023 by and between the Bank and Eric J. Sorenson, Jr. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on January 6, 2023)
10.12	Dividend Reinvestment Plan (Incorporated by reference to Registration Statement on Form S-3, filed on August 21, 2017)
10.13	2018 Bank of the James Financial Group, Inc. Equity Incentive Plan (incorporated by reference to Schedule 14A Proxy Statement Pursuant to Section 14(a) filed on April 9, 2018)
10.14	2018 Bank of the James Financial Group, Inc. Employee Stock Purchase Plan (incorporated by reference to Schedule 14A Proxy Statement Pursuant to Section 14(a) filed on April 9, 2018)
19.1	Bank of the James Trading Restrictions Policy (filed herewith)
21.1	List of subsidiaries (filed herewith)
23.1	Consent of Yount, Hyde and Barbour, P.C. (filed herewith)
23.2	Consent of Elliott Davis, PLLC (filed herewith)
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002 (filed herewith)

97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 to Form 10 K filed on March 27, 2024)
101	Pursuant to Rule 405 of Regulation S-T, the following materials from Bank of the James Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2024 and 2023; (ii) Consolidated Statements of Income For the Years ended December 31, 2024 and 2023; (iii) Consolidated Statements of Cash Flows for the Years ended December 31, 2024 and 2023 (iv) Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income For the Years ended December 31, 2024 and 2023; (v) Notes to Consolidated Financial Statements.

Item 16.   Form 10–K Summary

Not required.

SIGNATURES

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of March 26, 2025.

Signature	Capacity
/S/ Robert R. Chapman III Robert R. Chapman III	President (Principal Executive Officer) and Director
/S/ J. Todd Scruggs J. Todd Scruggs	Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director
/S/ Thomas W. Pettyjohn, Jr. Thomas W. Pettyjohn, Jr.	Director, Chairman
/S/ Lewis C. Addison Lewis C. Addison	Director
/S/ John R. Alford, Jr. John R. Alford, Jr.	Director
/S/ Willaim C. Bryant III William C. Bryant III	Director
_____ A. Douglas Dalton III	Director
/S/ James F. Daly James F. Daly	Director
/S/ Julie P. Doyle Julie P. Doyle	Director
_____ Watt R. Foster, Jr.	Director
/S/ Phillip C. Jamerson Phillip C. Jamerson	Director
/S/ Lydia K. Langley Lydia K. Langley	Director
/S/ Augustus A. Petticolas, Jr. Augustus A. Petticolas, Jr.	Director